Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

between

ADELPHIA COMMUNICATIONS CORPORATION

and

COMCAST CORPORATION

Dated as of April 20, 2005

-iii-

ANNEXES
Annex A	-	Seller Disclosure Schedule
Annex B	-	Buyer Disclosure Schedule

-iv-

     ASSET PURCHASE AGREEMENT, dated as of April 20, 2005, between Adelphia Communications Corporation, a Delaware corporation (“Seller”), and Comcast Corporation, a Pennsylvania corporation (“Buyer”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in Article I.

W I T N E S S E T H:

     WHEREAS, Seller and certain of its Affiliates are debtors and debtors in possession (the “Debtors”) under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§101 et seq. (the “Bankruptcy Code”), having each commenced voluntary cases (jointly administered as No. 02-41729 (REG)) (the “Reorganization Case”) on or after June 10, 2002 (the “Petition Date”) in the Bankruptcy Court;

     WHEREAS, Seller and its Affiliates are engaged in the business of operating Systems providing customers with analog and digital video services, high-speed Internet access and other services, including telephony services, in the geographical areas listed on Schedule A of the Seller Disclosure Schedule and on Schedule A of the Seller Disclosure Schedule (as defined in the Friendco Purchase Agreement) to the Friendco Purchase Agreement and are engaged in the other businesses and have such other holdings as are set forth on Schedule B of the Seller Disclosure Schedule (together, the “Business”);

     WHEREAS, Seller desires to sell and assign and to cause certain of its Affiliates to sell and assign to Buyer and Buyer desires to purchase and assume from Seller and such Affiliates, directly or indirectly by the purchase of the JV Interests, certain Assets and Liabilities of the Business, as more particularly set forth herein, including the Systems servicing the geographical areas listed in Part 1 of Schedule A of the Seller Disclosure Schedule (the “Group 1 Systems”) and Part 2 of Schedule A of the Seller Disclosure Schedule (the “Group 2 Systems” and together with the Group 1 Systems, the “Acquired Systems”);

     WHEREAS, simultaneously with the execution hereof, Seller and Time Warner NY Cable LLC, a Delaware limited liability company (“Friendco”), are entering into an Asset Purchase Agreement (together with the schedules and exhibits thereto, all as amended from time to time with the approval of Buyer and disregarding the effectiveness of any waiver by Friendco not approved by Buyer and any waiver by Seller not approved by Buyer to the extent it adversely affects Buyer, the “Friendco Purchase Agreement”) pursuant to which Seller has agreed to sell and assign, and to cause certain of its Affiliates to sell and assign, to Friendco and Friendco has agreed to purchase and assume from Seller and such Affiliates on the terms set forth therein, certain Assets and Liabilities of the Business, as more particularly set forth therein (the “Friendco Business”);

     WHEREAS, simultaneously with the execution hereof, Buyer, Time Warner Cable Inc., a Delaware corporation (“Friendco Parent”), and certain of their Affiliates are entering into the Exchange Agreement, pursuant to which Buyer and/or certain of its

Affiliates will convey to Friendco Parent and/or certain of its Affiliates and Friendco Parent and/or certain of its Affiliates will assume from Buyer and/or certain of its Affiliates the Business Related to the Group 1 Systems and the Group 1 Shared Assets and Liabilities (the “Group 1 Business”), together with additional Systems owned and managed by Buyer and/or certain of Buyer’s Subsidiaries, in exchange for a portion of the Friendco Business, together with additional Systems owned and managed by Friendco Parent or its Affiliates, all as more specifically set forth in the Exchange Agreement (the “Exchange”);

     WHEREAS, upon consummation of the Transaction and the Exchange, the portion of the Business retained by Buyer will be (a) that portion of the Business Related to the Group 2 Systems and (b) the Group 2 Shared Assets and Liabilities (collectively, the “Group 2 Business” and together with the Group 1 Business, the “Acquired Business”); provided, however, that the Acquired Business shall exclude the Assets and Liabilities identified in Schedule C of the Seller Disclosure Schedule;

     WHEREAS, prior to or at the Closing, Seller, Buyer and an escrow agent to be mutually selected by Buyer and Seller (the “Escrow Agent”) will enter into an escrow agreement in form and substance reasonably acceptable to Buyer and Seller (the “Escrow Agreement”);

     WHEREAS, in connection with the Transaction, Seller and/or its Affiliates, on the one hand, and Buyer and/or certain of its Controlled Affiliates, on the other hand, shall enter into the other Ancillary Agreements; and

     WHEREAS, the Debtors have agreed to file the Plan with the Bankruptcy Court to implement the Transaction upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

          Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

     “Accounts Receivable” means, with respect to each Specified Business, all Subscriber, trade and other accounts and notes receivable, and other miscellaneous receivables of such Specified Business arising out of the sale or other disposition of goods or services of such Specified Business.

     “Acquire” means to directly or indirectly acquire, receive in exchange or redemption, subscribe for, purchase (by merger, consolidation, combination,

recapitalization or other reorganization) or otherwise obtain an interest in, by operation of Law or otherwise.

     “Acquired Business” has the meaning set forth in the Recitals.

     “Acquired Systems” has the meaning set forth in the Recitals.

     “Acquisition” has the meaning set forth in Section 5.8.

     “Acquisition Proposal” has the meaning set forth in Section 5.8.

     “Additional Discharge” means, with respect to any Person, except as otherwise provided in the Plan and the Confirmation Order (or, to the extent approved by Buyer (such approval not to be unreasonably withheld), such other plan that includes such Person as a debtor and the confirmation order of the Bankruptcy Court approving such plan and effecting the Additional Discharge), the discharge and/or equivalent effect granted pursuant to such confirmation order and sections 363, 1123 and 1141 of the Bankruptcy Code, and in each case prior to or at the Closing, (i) of such Person, as a debtor in possession, from all Liabilities, (ii) of interests of, and rights, interests and Claims of the holders of Claims against and interests in, such Person and (iii) of Encumbrances on, or interests of other Persons (other than Seller and its Affiliates) in, the Transferred Assets that are related to such Person; it being understood that an Additional Discharge may occur pursuant to the Plan.

     “Additional Financial Statements” has the meaning set forth in Section 5.9(b).

     “Additional Reorganization Case” has the meaning set forth in Section 5.11(h).

     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise. For purposes of this Agreement, (i) none of Seller or any of its Affiliates shall be deemed to be an Affiliate of any of Buyer, Friendco Parent, TWX, Friendco or any of their respective Affiliates, (ii) none of Buyer or any of its Affiliates shall be deemed to be an Affiliate of any of Seller, Friendco Parent, TWX, Friendco or any of their respective Affiliates, (iii) none of Friendco Parent, TWX, Friendco or any of their Affiliates shall be deemed to be an Affiliate of any of Seller, Buyer or any of their respective Affiliates, (iv) each Transferred Joint Venture Entity shall be deemed to be an Affiliate of Seller (and not be deemed to be an Affiliate of Buyer) until Closing is completed and an Affiliate of Buyer (and not an Affiliate of Seller) after Closing is completed, (v) each Managed Cable Entity shall be deemed to be an Affiliate of Seller and (vi) no member of the family of John Rigas shall be deemed to control Seller or any of its Affiliates.

     “Aggregate Buyer Discharge Amount” means the sum of the Buyer Discharge Amounts for the three Transferred Joint Venture Parents.

     “Aggregate Value of the Purchase Shares” means $4,960,000,000.

      “Agreement” means this Asset Purchase Agreement.

     “Alternate Plan” has the meaning set forth in Section 5.8(b).

     “Ancillary Agreements” means the Escrow Agreement, each MCE Management Agreement, and the instruments and other agreements required to be delivered pursuant to Sections 2.11 and 2.12, including any Bill of Sale.

     “Applicable Employees” has the meaning set forth in Section 5.5(e).

     “Applicable Monthly Rate” has the meaning set forth in the definition of “Permitted Promotion”.

     “Asset Transferring Subsidiary” means those Subsidiaries of Seller (other than any Transferred Joint Venture Entity or Palm Beach Joint Venture) that have any right, title or other interest in, to or under the Transferred Assets.

     “Assets” means any asset, property or right, wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, and all right, title, interest and claims therein.

     “Assigned Contracts” has the meaning set forth in Section 5.11(b).

     “Assignment and Assumption Agreement” means, with respect to each of the Group 1 Remainder Business and the Group 2 Business, an agreement in form and substance reasonably acceptable to Seller and Buyer, providing for the effective assignment of any Assigned Contracts or other Transferred Assets Related to the Group 1 Remainder Business or to the Group 2 Business, as applicable, and the assumption of the Assumed Liabilities Related to the Group 1 Remainder Business or to the Group 2 Business, as applicable, other than, in each case, the Transferred Real Property Leases.

     “Assumed Cure Costs” means the amounts designated as Assumed Cure Costs pursuant to Section 5.11(d) and the Cure Costs related to the Franchises for each of the localities listed on Schedule A of the Seller Disclosure Schedule.

     “Assumed Liabilities” means, with respect to each Specified Business and each Joint Venture Business, only the following Liabilities of Seller or any of its Affiliates that are Debtors (or which become subject to an MCE Discharge or an Additional Discharge) that are Related to such Specified Business or Joint Venture Business, in each case to the extent allocated to such Specified Business or Joint Venture Business as required by Section 2.5: (i) Liabilities attributable to actions, omissions, circumstances or conditions to the extent occurring following the Closing to the extent so allocated to such Specified Business or Joint Venture Business or any of the Transferred Assets allocated to such Specified Business or Joint Venture Business pursuant to the Designated Allocation, including under the Assigned Contracts and Authorizations, (ii) Liabilities of such Specified Business or Joint Venture Business arising in the Ordinary Course of Business since the Petition Date but only to the extent of the amount reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount for such Specified Business or Joint Venture Business, (iii) the following Liabilities: (A) Liabilities to provide severance pay and benefits pursuant to Section 5.5(d), (B) Liabilities for all expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date pursuant to Section 5.5(f) and (C) Liabilities to provide accrued but unused vacation and with respect to sale bonuses due under the Adelphia Communications Corporation Sale Bonus Program (the “Sale Bonus Program”) to Transferred Employees pursuant to Section 5.5(k) but only to the extent of the amount reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount for such Specified Business or Joint Venture Business, (iv) the Assumed Cure Costs, (v) the Liabilities Related to such Specified Business or Joint Venture Business described in the proviso to the second sentence of Section 5.11(d), (vi) all Liabilities of such Specified Business or Joint Venture Business set forth on Schedule 1.1(a) of the Seller Disclosure Schedule, (vii) Assumed Taxes, (viii) Liabilities in respect of Environmental Self-Audit Deficiencies or Environmental Transfer Act Liabilities, in each case (with respect to this clause (viii)), to the extent and only to the extent such Liabilities consist solely of monetary obligations (but only to the extent of the amount reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount for such Specified Business or Joint Venture Business) or non-monetary obligations agreed to by Buyer pursuant to Section 5.14 and (ix) Liabilities of such Specified Business or Joint Venture Business under purchase orders outstanding as of the Closing but only to the extent of the amount reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount for such Specified Business or Joint Venture Business.

     “Assumed Taxes” means (i) any Taxes of any Transferred Joint Venture Entity for the taxable periods, or portions thereof, beginning after the Closing and (ii) any Taxes imposed with respect to the Group 1 Business (other than any Taxes of a Transferred Joint Venture Entity), the Group 2 Business or any Transferred Assets Related thereto or any income or gain derived with respect thereto for the taxable periods, or portions thereof, beginning after the Closing.

     “Audited Financial Statements” has the meaning set forth in Section 3.7(a).

     “Authorization” means any Governmental Authorization or Non-Governmental Authorization.

     “Background Check” has the meaning set forth in Section 5.5(a).

     “Bankruptcy Code” has the meaning set forth in the Recitals.

     “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York or, with respect to a Managed Cable Entity or Non-Debtor Subsidiary, the United States Bankruptcy Court in which any chapter 11 case that includes such Managed Cable Entity or Non-Debtor Subsidiary is pending.

     “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code applicable to the Reorganization Case, and any Local Rules of the Bankruptcy Court.

     “Base Net Liabilities Amount” means, with respect to each Specified Business, $0.00.

     “Base Subscriber Number” means, with respect to each Specified Business, the number of Basic Subscribers of such Specified Business (which, for the avoidance of doubt, is shown in such Schedule with respect to the Group 1 Specified Business on the line labeled “Group 1 – Total” under the heading “Proportionate Basic Subscribers”) corresponding to the month prior to the month in which the Closing occurs, as set forth on Schedule 1.1(b) of the Seller Disclosure Schedule; provided, however, that, except for purposes of calculating the Initial Disputed MCE System Adjustment Amount pursuant to Section 2.9(a), in the event any Disputed MCE Systems exist as of the Closing, then the Base Subscriber Number for the Group 2 Business shall be reduced by the aggregate of the MCE Base Subscriber Numbers for all such Disputed MCE Systems.

     “Basic Subscriber” means a “Basic Video Customer” as determined pursuant to the Seller Subscriber Accounting Policy.

     “Benefit Plans” has the meaning set forth in Section 3.10(a).

     “Bill of Sale” means, with respect to each Specified Business, an agreement in form and substance reasonably acceptable to Seller and Buyer, transferring the tangible personal property included in the Transferred Assets Related to such Specified Business.

     “Board” has the meaning set forth in Section 5.8.

     “Books and Records” means, with respect to each Specified Business, all books, ledgers, files, reports, records, manuals, maps and engineering data, tests, drawings, blueprints, schematics, lists, plans and processes and all files of correspondence and records concerning Subscribers and prospective Subscribers of any Cable System of such Specified Business or concerning signal or program carriage and all correspondence with Government Entities, including all reports filed by or on behalf of Seller or any of its Affiliates with the FCC and statements of account filed by or on behalf of Seller or any of its Affiliates with the United States Copyright Office, all Tax Returns of Seller or any of its Affiliates (including workpapers) and tax software to the extent directly related thereto and other materials (in any form or medium) of, or maintained for, such Specified Business, but excluding any such items to the extent (i) they are included in or primarily related to any Excluded Assets or Excluded Liabilities (ii) with respect to any such items related to Employees, any Law prohibits their transfer or (iii) they are income or franchise Tax Returns (or related workpapers or other materials) of Seller or its Affiliates that are not related to the Transferred Joint Venture Entities; provided, however, that, Books and Records shall include copies of any items excluded pursuant to the foregoing clause (i); provided, further that, except as provided in Section 9.3, Books and Records shall exclude any of the foregoing with respect to the Transferred Joint Venture Entities or the portions of the Business conducted by the Transferred Joint Venture Entities, in each case that are not reasonably necessary in connection with (i) the normal day-to-day operations of the Acquired Business following the Closing (which shall include, without limitation, any executory Contract and any Franchise or Authorization in effect) or (ii) the compliance following the Closing by Buyer and its Affiliates (including, for the avoidance of doubt, following the Closing, the Transferred Joint Venture Entities) with their respective financial, regulatory and Tax reporting obligations (such excluded Books and Records, the “Excluded Books and Records”); provided, that nothing in this Agreement shall limit the right of Buyer to gain access to Excluded Books and Records through subpoena, discovery in litigation or other legal process.

     “Budget” has the meaning set forth in Section 5.2(s).

     “Budgeted Capital Expenditure Amount” means, with respect to any Specified Business or Joint Venture Business, the aggregate amount of capital expenditures budgeted to be made in respect thereof, respectively, subsequent to December 31, 2004 and up to and including the end of the month immediately preceding the Closing Date or, if the Closing occurs on a month-end, up to and including such month, as set forth in the Budget.

     “Business” has the meaning set forth in the Recitals.

     “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

     “Buyer” has the meaning set forth in the Preamble.

     “Buyer Business” means the business conducted by Buyer and its Subsidiaries.

     “Buyer Confidentiality Agreement” means the letter agreement, dated November 9, 2004, between Buyer and Seller.

     “Buyer Discharge Amount” means, with respect to each Transferred Joint Venture Parent, the applicable Buyer Joint Venture Percentage multiplied by Seller’s good faith determination of the total amount of Liabilities of such Transferred Joint Venture Parent and its Subsidiaries as of Closing, excluding any such Liabilities that are Assumed Liabilities, as set forth in a notice delivered by Seller to Buyer no fewer than five Business Days prior to Closing; provided, that each Buyer Discharge Amount shall be reasonably satisfactory to Buyer and the Buyer Discharge Amount (i) of Century shall not be less than $297 million or more than $325 million, (ii) of Parnassos shall not be less than $252 million or more than $275 million and (iii) of Western shall be $0.00, but subject to Section 5.22.

     “Buyer Disclosure Schedule” means the Buyer Disclosure Schedule attached hereto as Annex B.

     “Buyer Governmental Authorizations” means all licenses (including cable television relay service, business radio and other licenses issued by the FCC or any other Government Entity), permits (including construction permits), certificates, waivers, amendments, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to the HSR Act), other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals Related to the Buyer Business and issued by or obtained from a Government Entity or Self-Regulatory Organization.

     “Buyer Indemnification Deadline” has the meaning set forth in Section 7.1.

     “Buyer Indemnified Parties” has the meaning set forth in Section 7.2(a).

     “Buyer Joint Venture Percentage” means 25% with respect to Century and 33 % with respect to each of Parnassos and Western.

     “Buyer JV Partner” means (i) with respect to Century, TCI California Holdings, LLC, a Colorado limited liability company and (ii) with respect to each of Parnassos and Western, TCI Adelphia Holdings, LLC, a Delaware limited liability company.

     “Buyer Managed MCE System” has the meaning set forth in Section 2.9(c).

     “Buyer Required Approvals” means all consents, approvals, waivers, authorizations, notices and filings from or with a Government Entity that are listed on Schedule 1.1(c) of the Buyer Disclosure Schedule other than the LFA Approvals.

     “Buyer’s 401(k) Plan” has the meaning set forth in Section 5.5(j).

     “Buyer’s Statement” has the meaning set forth in Section 2.8(b).

     “Cable Act” means Title VI of the Communications Act, 47 U.S.C. §§521 et seq.

     “Cable System” means, with respect to each Specified Business, each System that is Related to such Specified Business.

     “Cap Amount” means the Group 1 Cap Amount or the Group 2 Cap Amount, as the case may be.

     “Capital Expenditure Adjustment Amount” means, with respect to each Specified Business, an amount equal to the Target Capital Expenditure Amount minus the Closing Capital Expenditure Amount for such Specified Business. Except to the extent (and only to the extent) the consent of Buyer is obtained as contemplated in the proviso to the definition of “Capital Expenditure Amount,” in no event will the Capital Expenditure Adjustment Amount be a negative number.

     “Capital Expenditure Amount” means, as to each Specified Business or Joint Venture Business, the sum of all capital expenditures incurred by Seller and its Affiliates in respect of such Specified Business or Joint Venture Business consistent with the Budget and in the Ordinary Course of Business (and excluding any amounts incurred or paid in connection with any casualty or damage), subsequent to December 31, 2004 and up to and including the end of the month immediately preceding the Closing Date or, if the Closing occurs on a month-end, up to and including such month; provided, however, that any capital expenditures incurred or paid for in excess of the aggregate amount set forth in the Budget for such Specified Business shall be included in the determination of Capital Expenditure Amount only to the extent that Buyer shall have consented to such expenditures prior to the incurrence thereof.

     “Capital Lease” means any lease that is required to be classified and accounted for as a capital lease under GAAP.

     “Century Business” means the portion of the Group 1 Business conducted by Century and its Subsidiaries.

     “Century” means Century-TCI California Communications, L.P., a Delaware limited partnership.

     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

     “Chapter 11 Expenses” means (a) any and all costs incurred and expenses paid or payable by Seller or any of its Affiliates in connection with the Sale Process, the Transaction or the transactions contemplated by the Friendco Purchase Agreement (other than costs that Buyer has expressly agreed to pay pursuant to this Agreement) and (b) the following costs and expenses related to the administration of the Reorganization Case or the reorganization case of any Managed Cable Entity or Non-Debtor Subsidiary: (i) obligations to pay any professionals’ fees and expenses in connection with the Reorganization Case incurred by Seller, its Affiliates, the Committees, and any other compensation or expenses payable in connection with the Reorganization Case (including fees of attorneys, accountants, investment bankers, financial advisors, auditors and consultants), other than fees and expenses Buyer has expressly agreed to pay pursuant to this Agreement, (ii) fees and expenses payable to the US Trustee under section 1930 of title 28, United States Code, (iii) fees and expenses of the members of the Committees, (iv) fees and expenses of the trustees of existing indentures of Seller and (v) fees and expenses related to the DIP Facility.

     “Chosen Courts” has the meaning set forth in Section 9.10.

     “Claim” means a claim (as defined in section 101(5) of the Bankruptcy Code) against a Debtor.

     “Claim Notice” has the meaning set forth in Section 7.4(a).

     “Class 1 Representations and Warranties” has the meaning set forth in Section 6.2(a).

     “Class 2 Representations and Warranties” has the meaning set forth in Section 6.2(a).

     “Closing” means the closing of the Transaction.

     “Closing Adjustment Amount” means, with respect to each Specified Business, the sum (expressed as a positive, if positive, or as a negative, if negative) of (i) the Net Liabilities Adjustment Amount for such Specified Business, minus (ii) the Subscriber Adjustment Amount for such Specified Business, minus (iii) the Capital Expenditure Adjustment Amount for such Specified Business.

     “Closing Capital Expenditure Amount” means (i) with respect to the Group 1 Business, the sum of (A) 75% multiplied by the Capital Expenditure Amount of the Century Business, plus (B) 66 % multiplied by the Capital Expenditure Amount of the Parnassos Business, plus (C) 66 % multiplied by the Capital Expenditure Amount of the Western Business, plus (D) the Capital Expenditure Amount of the Group 1 Remainder Business and (ii) with respect to the Group 2 Business, the Capital Expenditure Amount of the Group 2 Business.

     “Closing Date” has the meaning set forth in Section 2.10.

     “Closing Net Liabilities Amount” means, (i) with respect to the Group 1 Business, the Group 1 Current Assets minus the Group 1 Total Liabilities and (ii) with respect to the Group 2 Business, the Group 2 Current Assets minus the Group 2 Total Liabilities.

     “Closing Subscriber Number” means (i) with respect to the Group 1 Business, the sum of (A) 75% multiplied by the number of Eligible Basic Subscribers of the Century Business as of the Closing, plus (B) 66 % multiplied by the number of Eligible Basic Subscribers of the Parnassos Business as of the Closing, plus (C) 66 % multiplied by the number of Eligible Basic Subscribers of the Western Business as of the Closing, and (ii) with respect to the Group 2 Business, the number of Eligible Basic Subscribers of the Group 2 Business as of the Closing.

     “Code” means the Internal Revenue Code of 1986.

     “Collective Bargaining Agreements” means, with respect to each Specified Business, the collective bargaining agreements covering Employees listed on Schedule 1.1(d) of the Seller Disclosure Schedule and identified as Related to such Specified Business.

     “Committees” means (i) the committee appointed by the US Trustee to represent the interests of the unsecured creditors of the Debtors, (ii) the committee appointed by the US Trustee to represent the interests of equity holders of the Debtors, (iii) any other committee appointed by the US Trustee in connection with the Reorganization Case and

(iv) any committee appointed by the US Trustee in the reorganization case of any Managed Cable Entity or Non-Debtor Subsidiary.

     “Communications Act” means the Communications Act of 1934.

     “Condemnation Proceeds” means, with respect to any Specified Business, all amounts payable or paid to Seller or any of its Affiliates as proceeds of (i) a condemnation or other taking of any Asset Related to such Specified Business by any Government Entity following December 31, 2004 or (ii) the exercise of any Purchase Right Related to such Specified Business following December 31, 2004.

     “Confidential Information” has the meaning set forth in Section 5.1(d).

     “Confirmation Hearing” means the hearing held by the Bankruptcy Court to consider confirmation of the Plan.

     “Confirmation Order” means an order or judgment of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, satisfying the requirements of Section 5.11.

     “Contract” means any agreement, contract, lease or sublease, license or sublicense, purchase order, arrangement, commitment, indenture, note, security, instrument, consensual obligation, promise, covenant or undertaking, including all franchises, rights-of-way, bulk service, commercial service or multiple dwelling unit agreements, access agreements, programming agreements, signal supply agreements, agreements with community groups, commercial leased access agreements, capacity license agreements, partnership, joint venture or other similar agreements or arrangements, and advertising interconnect agreements, or any other agreement, in each case, whether written or oral, and all rights associated therewith.

     “Contract Categories Expected to be Assumed” means the following categories of Contracts, in each case to the extent Related to a Specified Business:

          (i) construction and installation Contracts;

          (ii) individual Subscriber service Contracts;

          (iii) bulk service, commercial service or multiple dwelling unit Subscriber Contracts;

          (iv) Contracts (including open purchase orders) relating to Fixtures and Equipment and any other tangible personal property (excluding motor vehicles), in each case only if Related exclusively to a specific Cable System;

          (v) local Cable System leased access agreements required by Law;

          (vi) Rights-of-Way;

          (vii) Real Property Leases (excluding leases that would be Excluded Assets pursuant to Section 2.4(h)(i)) and Transferred Real Property Subleases;

          (viii) Franchises and Authorizations (other than state certificates of public convenience and necessity and similar state telecommunications Authorizations);

          (ix) advertising interconnect and local advertising sale Contracts (other than advertising representation Contracts, except as set forth on Schedule 1.1(k)(ii) of the Seller Disclosure Schedule; and

          (x) software licenses and related maintenance agreements, in each case only if Related exclusively to a specific Cable System.

     “Controlled Affiliate” means, with respect to any Person, any Affiliate of such Person that is controlled directly or indirectly by such Person.

     “Cost Center” means a so-called cost center as used by Seller for internal management and bookkeeping purposes.

     “CPA Firm” means KPMG LLP or such other firm of independent certified public accountants as to which Seller and Buyer shall mutually agree.

     “Cure Costs” means, with respect to any Contract, the costs and expenses payable under section 365 of the Bankruptcy Code in connection with the assumption and/or assignment of such Contract.

     “Current Assets” means, with respect to each Specified Business or Joint Venture Business, the current assets of such Specified Business or Joint Venture Business, as the case may be, included in the Transferred Assets as of the Closing (after giving effect to the Transaction), as would be reflected on the face of a balance sheet for such Specified Business or Joint Venture Business, as the case may be, (excluding any footnotes thereto) prepared in accordance with GAAP, consistently applied (to the extent GAAP was previously applied) for such Specified Business or Joint Venture Business, as the case may be; provided, however, that, in no event shall Current Assets include (A) inventory, (B) any Assets with respect to Taxes (including duty and tax refunds and prepayments) and net operating losses of Seller or any of its Affiliates, (C) investments in Subsidiaries, (D) Assets held for sale (other than in connection with the Exchange), (E) Condemnation Proceeds, (F) Insurance Claims (except to the extent (and only to the extent) relating to an Assumed Liability), (G) Accounts Receivable related to Programming Agreements, (H) pre-paid insurance premiums and maintenance expenses (to the extent paid under Contracts other than Assigned Contracts) or (I) prepaid expenses except to the extent the Specified Business or Joint Venture Business, as the case may be, will receive the benefit thereof within one year of the Closing; provided, further, that Current Assets to be acquired under purchase orders outstanding as of the Closing will, for purposes hereof, be treated as being owned by the relevant Specified Business or Joint Venture Business as of the Closing regardless of whether they would otherwise be treated as such under GAAP but subject in any event to the remainder of this definition. For purposes of determining Current Assets in respect of any Disputed MCE System, all references above to the

Closing shall be deemed to mean, with respect to any Disputed MCE System, the MCE Closing.

     “Debtors” has the meaning set forth in the Recitals.

     “Delayed Transfer Asset” has the meaning set forth in Section 2.13(a).

     “Derivative 2003 Financial Statements” has the meaning set forth in Section 3.7(a).

     “Derivative 2004 Financial Statements” has the meaning set forth in Section 3.7(a).

     “Derivative Audited Financial Statements” has the meaning set forth in Section 5.9(b).

     “Derivative Unallocated 2004 Financial Statements” has the meaning set forth in Section 3.7(a).

     “Designated Allocation” has the meaning set forth in Section 2.3.

     “Designated Litigation” means the litigation set forth on Schedule 1.1(e) of the Seller Disclosure Schedule.

     “Digital Subscriber” means a “Digital Customer” as determined pursuant to the Seller Subscriber Accounting Policy.

     “DIP Facility” means the Third Amended and Restated Credit and Guaranty Agreement, dated as of February 25, 2005, among Seller, the Subsidiaries of Seller identified therein and the financial institutions identified therein, and any related documents, agreements and instruments.

     “Discharge” means, except as otherwise provided in the Plan and the Confirmation Order, the discharge or equivalent granted pursuant to the Confirmation Order, and sections 363, 1123 and 1141 of the Bankruptcy Code, (i) of Seller and its Affiliates that are Debtors, as debtors in possession, from all Liabilities, (ii) of interests of, and rights, interest and Claims of the holders of Claims against and interests in, Seller and its Affiliates that are Debtors and (iii) of Encumbrances on, or interests of Persons (other than Seller or its Affiliates) in, the Transferred Assets.

     “Disclosure Statement” has the meaning set forth in Section 5.11(a).

      “Disclosure Statement Motion” has the meaning set forth in Section 5.11(a).

      “Disputed MCE System” has the meaning set forth in Section 2.9(a).

     “Disputed MCE System Adjustment Amount” means, with respect to the Disputed MCE Systems sold to Buyer pursuant to Section 2.9(c), the sum of the Net

Liabilities Adjustment Amount in respect of such Disputed MCE Systems as determined pursuant to the last sentence of Section 2.9(c) plus the Initial Disputed MCE System Adjustment Amount in respect of such Disputed MCE Systems.

     “Eligible Basic Subscriber” means a Basic Subscriber who, as of the Measurement Date, is a paying customer (A) who subscribes to at least the lowest level of video programming offered by an Acquired System, (B) who has been installed, and (C) either (1) whose rate of service for all services (not including any installation costs) provided to such Basic Subscriber is not subject to any discount or promotion as of the Measurement Date or for any period thereafter other than (x) as to any Cable System, the customary package rates applicable to such Cable System as in effect as of March 31, 2005 as may be subsequently increased by Seller or, with the consent of Buyer not to be unreasonably withheld, reduced by Seller or (y) standard employee rate discounts or (2) who is a Qualified Customer who is subject to no discount or promotion other than a Permitted Promotion or an Historic Promotion. For the avoidance of doubt, the customary reduction in the HSI rate applicable to any HSI-only subscriber who subscribes to video services shall not be considered a discount or promotion for purposes of the definition of “Eligible Basic Subscriber.”

     “Empire Sports Network” means Empire Sports Network, L.P., a Delaware limited partnership, together with its Subsidiaries.

     “Employees” means all current and former employees who are or were primarily employed in connection with the Acquired Business and all employees of the Business identified on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule. Employees does not include (a) any employees performing services in Puerto Rico or outside of the United States or (b) any individual performing services in connection with the Acquired Business who Seller or its Affiliates has classified as an independent contractor as of immediately prior to the Closing Date.

     “Encumbrance” means any lien, pledge, charge, security interest, option, right of first refusal, mortgage, easement, right of way, lease, sublease, license, sublicense, adverse claim, title defect, encroachment, other survey defect, or other encumbrance of any kind, including, with respect to real property, any covenant or restriction relating thereto. For purposes of this Agreement, a Person shall be deemed to own subject to an Encumbrance any Asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease or other title retention agreement relating to such Asset.

     “Environmental Law” means any Law (including common law), Governmental Authorization or agreement with any Government Entity or third party relating to (i) the protection of the environment or human health and safety (including air, surface water, ground water, drinking water supply, and surface or subsurface land or structures), (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Substance or (iii) noise, odor or electromagnetic emissions.

     “Environmental Permits” means all licenses, permits, certificates and other authorizations and approvals issued by or obtained from a Government Entity relating to or required by Environmental Laws.

     “Environmental Self-Audit” means, subject to Section 5.14(a), the self-audit to be conducted by Seller pursuant to an agreement between the United States Environmental Protection Agency and Seller relating to compliance with Environmental Laws.

     “Environmental Self-Audit Deficiencies” means any deficiencies identified as a result of the performance of the Environmental Self-Audit, including current or historical violations of, or actual or potential Liabilities under, any Environmental Law.

     “Environmental Transfer Act Liabilities” means any Liabilities arising out of compliance with the Connecticut Transfer Act or the New Jersey Industrial Site Recovery Act as a result of the completion of the Transaction or the Exchange.

     “Equipment Leases” means all leases for vehicles included in the Fixtures and Equipment and all Capital Leases of other Fixtures and Equipment.

     “Equity Security” has the meaning ascribed to such term in Rule 405 promulgated under the Securities Act as in effect on the date hereof and, in any event, shall also include (i) any capital stock of a corporation, any partnership interest, any limited liability company interest and any other equity interest, (ii) any security or right convertible into, exchangeable for, or evidencing the right to subscribe for any such stock, equity interest or security referred to in clause (i), (iii) any stock appreciation right, contingent value right or similar security or right that is derivative of any such stock, equity interest or security referred to in clause (i) or (ii) and (iv) any contract to grant, issue, award, convey or sell any of the foregoing.

     “ERISA” means the Employee Retirement Income Security Act of 1974.

      “ERISA Affiliate” has the meaning set forth in Section 3.10(c).

     “Escrow Account” has the meaning set forth in Section 2.7(c).

      “Escrow Agent” has the meaning set forth in the Recitals.

     “Escrow Agreement” has the meaning set forth in the Recitals.

     “Escrow Amount” has the meaning set forth in Section 2.7(c).

     “Estimated Closing Adjustment Amount” has the meaning set forth in Section 2.8(a).

     “Exchange” has the meaning set forth in the Recitals.

     “Exchange Act” means the Securities Exchange Act of 1934.

     “Exchange Agreement” means the Exchange Agreement, dated as of the date hereof, by and among Buyer, Friendco Parent, Friendco, Parent Comcast Cable Communications Holdings, Inc., Comcast of Georgia, Inc., TCI Holdings, Inc. and Urban Cable Works of Philadelphia, L.P.

     “Excluded Assets” has the meaning set forth in Section 2.4.

     “Excluded Books and Records” has the meaning set forth in the definition of “Books and Records.”

     “Excluded Liabilities” means, notwithstanding anything to the contrary in this Agreement, all Liabilities of Seller or any of its Affiliates other than the Assumed Liabilities. For the avoidance of doubt, Excluded Liabilities shall include (i) Liabilities to the extent related to the Excluded Assets, including Liabilities under any Contract that is not an Assigned Contract (other than as set forth in clause (v) of the definition of “Assumed Liabilities”), (ii) subject to clause (ii) of the definition of “Assumed Liabilities” (except with respect to litigation that is pending or threatened as of the Closing), Liabilities to the extent arising in connection with the ownership, use, operation or maintenance of the Transferred Assets or the conduct of any Specified Business on or prior to the Closing, including those arising under or related to (A) Environmental Laws (other than as expressly provided in clause (viii) of the definition of “Assumed Liabilities”) or (B) any Claim (other than under clauses (ii) (except with respect to litigation that is pending or threatened as of the Closing), (iii), (iv), (v), (vii), (viii) or (ix) of the definition of “Assumed Liabilities”) including any Claim in respect of Losses to Persons or property, and any Claim relating to any filings made by Seller or any of its Affiliates under the Exchange Act or the Securities Act, (iii) Liabilities under any Indebtedness of Seller or any of its Affiliates, (iv) except for the Assumed Cure Costs, Liabilities for Cure Costs, (v) Liabilities for Chapter 11 Expenses, (vi) Excluded Taxes, (vii) Intercompany Payables, (viii) Liabilities related to the SEC/DOJ Matters, including any SEC/DOJ Settlement, (ix) Liabilities for any Claims filed against Seller or any other Debtor after the bar date established in the Reorganization Case, (x) Liabilities that are subject to the Discharge, any MCE Discharge or any Additional Discharge, (xi) except as provided in clause (iii) of the definition of “Assumed Liabilities,” Liabilities under any Benefit Plan, including under the Adelphia Communications Corporation Key Employee Continuity Program, the Amended and Restated Adelphia Communications Corporation Performance Retention Plan, the Sale Bonus Program and any Stock Award, (xii) Liabilities identified as Excluded Liabilities in Sections 5.2(j), 5.5(a)and 5.5(q), (xiii) Liabilities to Seller, any member of the Rigas family, any Managed Cable Entity or any of their respective Affiliates other than Liabilities under this Agreement or any Ancillary Agreement, (xiv) except pursuant to Section 5.11(d), Liabilities in respect of Rejection Claims, (xv) Liabilities allocated to the Friendco Business pursuant to the proviso to Section 2.5 and (xvi) all Liabilities of Empire Sports Network and all Liabilities arising from or relating to the ownership of the Equity Securities of Empire Sports Network.

     “Excluded Taxes” means (i) any Taxes of any Transferred Joint Venture Entity for which there is a Liability other than Assumed Taxes and (ii) with respect to any Taxes imposed with respect to the Group 1 Business (other than any Taxes of a Transferred

Joint Venture Entity), Group 2 Business or any Transferred Assets Related thereto or any income or gain derived with respect thereto, in each case, other than Assumed Taxes. For the avoidance of doubt, Excluded Taxes shall include any income Tax liability payable by Seller or its Subsidiaries in respect of the Transaction.

     “Extended Outside Date” has the meaning set forth in Section 8.2.

     “FCC” means the Federal Communications Commission.

     “Final Adjustment Amount” means, with respect to each Specified Business, the Closing Adjustment Amount as set forth in the Buyer’s Statement for such Specified Business and, in the event of a Seller’s Objection, as adjusted by either the agreement of Buyer and Seller, or by the CPA Firm, acting pursuant to Section 2.8.

     “Final MCE Purchase Price” means the Initial MCE Purchase Price in respect of all Disputed MCE Systems the Assets of which are to be transferred to Buyer at the MCE Closing plus the Disputed MCE System Adjustment Amount in respect of all such Disputed MCE Systems.

     “Final Order” means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the subject matter, (i) which has not been reversed, stayed, modified, amended, enjoined, set aside, annulled or suspended, (ii) with respect to which no request for a stay, motion or application for reconsideration or rehearing, notice of appeal or petition for certiorari is filed within the deadline provided by applicable statute or regulation or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought and (iii) as to which the deadlines for filing such request, motion, petition, application, appeal or notice referred to in clause (ii) above have expired; provided, however, that a request for a stay, appeal, motion to reconsider or petition for certiorari referred to in clause (ii) shall be disregarded for purposes of such clause if such appeal, motion to reconsider or petition for certiorari would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Transaction, any Specified Business, Buyer or any of its Affiliates (in the case of Buyer or its Affiliates, only to the extent related to the Transaction or an interest in the Transferred Joint Venture Parents (other than with respect to Plan distribution matters) and not in their capacity as creditors or, with respect to Plan distribution matters, equityholders) (taking into account whether such request for a stay, appeal, motion to reconsider or petition for certiorari would be rendered moot under the doctrine of “equitable mootness” as a result of the occurrence of the Closing and any findings of the Bankruptcy Court contained in any such order or judgment, including under section 363(m) of the Bankruptcy Code).

     “Financial Information” has the meaning set forth in Section 5.9(a).

     “Fixtures and Equipment” means, with respect to each Specified Business, all furniture, office equipment, furnishings, fixtures, vehicles, equipment, testing equipment, computers, set-top boxes, tools, electronic devices, towers, tower equipment, trunk and distribution cable, other aboveground and underground cable, decoders and spare decoders for scrambled satellite signals, amplifiers, microwave equipment, power supplies, conduits, vaults and pedestals, grounding and pole hardware, installed subscriber devices (including drop lines, converters, encoders, transformers behind television sets and fittings), headends and hubs (origination, transmission and distribution systems) hardware, spare parts, supplies and closed circuit devices, inventory, other physical Assets (other than real property) and other tangible personal property Related to such Specified Business, wherever located.

     “Franchise” means, with respect to each Specified Business, each franchise, as such term is defined in the Communications Act, granted by a Government Entity authorizing the construction, upgrade, maintenance or operation of any part of the Cable Systems that are part of such Specified Business.

     “Friendco” has the meaning set forth in the Recitals.

     “Friendco Business” has the meaning set forth in the Recitals.

     “Friendco Parent” has the meaning set forth in the Recitals.

     “Friendco Parent Redemption Agreement” means the Redemption Agreement, dated as of the date hereof, by and among Buyer, Comcast Cable Communications Holdings, Inc., MOC Holdco II, Inc., TWE Holdings I Trust, TWE Holdings II Trust, Cable Holdco II Inc., TWE Holding I LLC, TWX and Friendco Parent.

     “Friendco Purchase Agreement” has the meaning set forth in the Recitals.

     “Friendco Transaction” means the Redemptions and the Exchange.

     “Friendco Transferred Assets” has the meaning ascribed to the term “Transferred Assets” in the Friendco Purchase Agreement.

     “GAAP” means United States generally accepted accounting principles in effect from time to time.

     “Government Antitrust Entity” means any Government Entity with jurisdiction over the enforcement of any U.S. Antitrust Law or other similar Law.

     “Government Entity” means any federal, state or local court, administrative body or other governmental or quasi-governmental entity with competent jurisdiction.

     “Governmental Authorizations” means, with respect to each Specified Business, all licenses (including cable television relay service, business radio and other licenses issued by the FCC or any other Government Entity), permits (including construction permits), certificates, waivers, amendments, consents, Franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to the HSR Act), other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals Related to such Specified Business and issued by or obtained from a Government Entity or Self-Regulatory Organization.

     “Group 1 Business” has the meaning set forth in the Recitals.

     “Group 1 Cap Amount” means $119,100,000, plus any amounts paid into the Escrow Account by Buyer minus any amounts paid out of the Escrow Account to Buyer, in each such case after Closing with respect to adjustments in respect of the Group 1 Business under Sections 2.8(f) and 2.9(c).

     “Group 1 Current Assets” means the sum of (i) 75% multiplied by the Current Assets of the Century Business, plus (ii) 66 % multiplied by the Current Assets of the Parnassos Business, plus (iii) 66 % multiplied by the Current Assets of the Western Business plus (iv) the Current Assets of the Group 1 Remainder Business.

     “Group 1 Remainder Business” means the Group 1 Business other than the Century Business, the Parnassos Business and the Western Business, including the Group 1 Shared Assets and Liabilities.

     “Group 1 Shared Assets and Liabilities” means the Shared Assets and Liabilities that are allocated to the Group 1 Business as set forth on Schedule 1.1(f) of the Seller Disclosure Schedule and any other Assets or Liabilities (other than those solely Related to the Group 1 Business), as applicable, that are allocated to the Group 1 Business pursuant to the Designated Allocation or the proviso to Section 2.5.

     “Group 1 Systems” has the meaning set forth in the Recitals.

     “Group 1 Threshold Amount” means $30,000,000.

     “Group 1 Total Liabilities” means the sum of (i) 75% multiplied by the Total Liabilities of the Century Business, plus (ii) 66 % multiplied by the Total Liabilities of the Parnassos Business, plus (iii) 66 % multiplied by the Total Liabilities of the Western Business plus (iv) the Total Liabilities of the Group 1 Remainder Business.

     “Group 2 Business” has the meaning set forth in the Recitals.

     “Group 2 Cap Amount” means $20,900,000, plus any amounts paid into the Escrow Account by Buyer minus any amounts paid out of the Escrow Account to Buyer, in each such case after Closing with respect to adjustments in respect of the Group 2 Business under Sections 2.8(f) and 2.9(c).

     “Group 2 Current Assets” means Current Assets of the Group 2 Business.

     “Group 2 Shared Assets and Liabilities” means the Shared Assets and Liabilities that are allocated to the Group 2 Business as set forth on Schedule 1.1(f) of the Seller Disclosure Schedule and any other Assets or Liabilities (other than those solely Related to the Group 2 Business), as applicable, that are allocated to the Group 2 Business pursuant to the Designated Allocation or the proviso to Section 2.5.

     “Group 2 Systems” has the meaning set forth in the Recitals.

     “Group 2 Threshold Amount” means $5,000,000.

     “Group 2 Total Liabilities” means the Total Liabilities of the Group 2 Business.

     “Hazardous Substance” means any substance that is listed, defined, designated or classified as hazardous, toxic or otherwise harmful under applicable Laws or is otherwise regulated by a Government Entity, including petroleum products and byproducts, asbestos-containing material, polychlorinated biphenyls, lead-containing products and mold.

     “Historic Promotion” means, as to any Basic Subscriber (other than Subscribers that only receive the lowest tier of service (i.e., lifeline or “B1 only” Subscribers)), any discount or promotion that (i) such Basic Subscriber is subject to as of the date hereof (without any modification, extension or renewal thereof after the date hereof) and (ii) does not extend beyond twelve months following the date hereof.

     “HSI Subscriber” means an “HSI Customer” as determined pursuant to the Seller Subscriber Accounting Policy.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     “Indebtedness” of any Person shall mean, without duplication, (i) all indebtedness of such Person for money borrowed or with respect to deposits or advances of any kind, whether short-term or long-term and whether secured or unsecured and whether or not required to be disclosed on a balance sheet or in the related notes to financial statements under GAAP, (ii) the undrawn face amount of, and unpaid reimbursement obligations in respect of, all letters of credit and bankers’ acceptances issued for the account of such Person, (iii) obligations under any Capital Lease, (iv) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (v) all obligations of such Person upon which interest charges are customarily paid (excluding trade accounts payable and accrued obligations in the ordinary course of business) excluding Cure Costs or Rejection Claims, (vi) all obligations of such Person under conditional sale or other title retention agreements relating to Assets purchased by such Person, (vii) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations in the ordinary course of business), (viii) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (ix) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Equity Securities of such Person or any trust or Subsidiary of such Person (including any preferred stock of such Person or any obligations of such Person in respect of trust preferred, but excluding any such obligations under the Investment Documents listed on Schedule 1.1(g) of the Seller Disclosure Schedule and provided that such Investment Documents have been made available to Buyer prior to the date hereof), (x) any “keep well” or other agreement to maintain the financial condition of another Person (other than a wholly-owned Subsidiary of such Person), (xi) any arrangement having the economic effect of any of the foregoing, (xii) any indebtedness of the types referred to in clauses (i) through (xi) above of another Person that is guaranteed directly or indirectly by such Person or secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) the Assets of such Person, whether or not the obligations secured thereby have been assumed, (xiii) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee and (xiv) any interest, charges or penalties in respect of any of the foregoing.

     “Indemnified Parties” has the meaning set forth in Section 7.2(a).

     “Indemnifying Party” has the meaning set forth in Section 7.4(a).

     “Initial Disputed MCE System Adjustment Amount” has the meaning set forth in Section 2.9(a).

     “Initial MCE Purchase Price” has the meaning set forth in Section 2.9(a).

     “Insurance Claims” means, with respect to each Specified Business, all title, property, casualty, fire or, to the extent it relates to periods following the Closing, business interruption, insurance proceeds received or receivable by such Specified Business in respect of any Transferred Asset or Assumed Liability, all title, property, casualty, fire or, to the extent it relates to periods following the Closing, business interruption, insurance proceeds (to the extent not already expended (including expenditures of other monies) by Seller or any Affiliate of Seller to restore or replace the lost or damaged Asset, which replacement Asset shall be a Transferred Asset) received or receivable by such Specified Business in respect of any Asset damaged or lost after December 31, 2004 and which, if not so damaged or lost, would have been a Transferred Asset and all insurance proceeds received or receivable by such Specified Business in respect of business interruption of such Specified Business to the extent relating to any period after the Closing.

     “Insurance Policies” has the meaning set forth in Section 3.23.

     “Intellectual Property” means, as they exist anywhere in the world, (i) trademarks, service marks, brand names, certification marks, collective marks, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same, (ii) inventions and discoveries, whether patentable or not, and all patents, invention disclosures and applications therefor, and designs and improvements claimed therein, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, reexaminations, interferences, extensions and reissues, (iii) trade secrets, confidential information and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), including mask rights and computer software (including all source code, object code, specifications, designs and documentation related to such programs), copyrights therein and thereto, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, (v) domain names, Internet addresses and other computer identifiers, web sites, web pages and similar rights and items, and (vi) any other intellectual property or proprietary rights to the extent entitled to legal protection as such.

     “Intellectual Property Assignment Agreement” means, with respect to each Specified Business, an agreement in form and substance reasonably acceptable to Seller and Buyer, providing for the assignment of the Transferred Intellectual Property Related to such Specified Business.

     “Intercompany Payables” means, with respect to each Specified Business, all account, note or loan payables (including credit balance intercompany receivables), whether or not recorded on the books of Seller or any of its Affiliates, for goods or services purchased by such Specified Business or provided to such Specified Business, or advances (cash or otherwise) or any other extensions of credit to such Specified Business, in each case from Seller or any of its Affiliates, including amounts recorded on the Derivative 2004 Financial Statements, whether current or non-current, as either intercompany, affiliate or related party payables, on a gross or net basis.

     “Intercompany Receivables” means, with respect to each Specified Business, all account, note or loan receivables, whether or not recorded on the books of Seller or any of its Affiliates, for goods or services sold or provided by such Specified Business to Seller, any of its Affiliates or advances (cash or otherwise) or any other extensions of credit made by such Specified Business to Seller or any of its Affiliates, including amounts recorded on the Derivative 2004 Financial Statements, whether current or non-current, as either intercompany, affiliate or related party receivables, on a gross or net basis.

     “Intermediate Subsidiary” has the meaning set forth in Section 3.2(a).

     “Investment Documents” means the documents governing any Transferred Investment.

     “Investment Entity” means any issuer of a Transferred Investment.

     “Investment Entity Securities” means, with respect to each Investment Entity, the Equity Securities of such Investment Entity.

     “IRS” means the United States Internal Revenue Service.

     “Joint Venture Business” means, the Century Business, the Parnassos Business, the Western Business or the Group 1 Remainder Business, as applicable.

     “Joint Venture Employees” has the meaning set forth in Section 5.5(a).

     “Joint Venture Securities” has the meaning set forth in Section 3.2(b).

     “Joint Venture Transaction” has the meaning set forth in Section 2.2.

     “JV Documents” means the documents governing the management, operations and rights of joint venture partners or other equity holders in the Transferred Joint Venture Entities (including all certificates of incorporation, bylaws, partnership agreements and operating agreements), as in effect on the date hereof (including all amendments or supplements thereto).

     “JV Interest Assignment Agreement” means, with respect to each Transferred Joint Venture Parent, an agreement in form and substance reasonably acceptable to Buyer and Seller providing for the transfer to Buyer of the JV Interests of such Transferred Joint Venture Parent in accordance with Section 2.2.

     “JV Interests” means Seller’s and its Affiliates’ Equity Securities in the Transferred Joint Venture Parents as set forth in Schedule 3.2(b) of the Seller Disclosure Schedule.

     “Knowledge” means (i) with respect to Seller and its Affiliates, the collective actual knowledge of any of Seller’s executive officers, the vice president of law and governmental affairs, the vice president for engineering, the vice president for finance, the vice president of financial planning, the vice president – treasurer, the applicable regional senior vice presidents, the applicable direct reports to the regional senior vice presidents, including the senior executive officer of each Cable System or group of Cable Systems, the most senior employee that is responsible for tax matters (currently, the vice president of taxation), the senior officer responsible for environmental matters including the Environmental Self-Audit and each regional vice president of finance, each regional vice president of engineering, and each regional vice president of law and governmental affairs; and (ii) with respect to Buyer, the collective actual knowledge of Buyer’s executive officers.

     “Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Government Entity or Self-Regulatory Organization.

     “Lease Assignment Agreement” means, with respect to each Specified Business, one or more agreements in form and substance reasonably acceptable to Seller and Buyer and reasonably necessary to cause such agreements to be recordable, assigning to Buyer the Transferred Real Property Leases Related to such Specified Business.

     “Leased Real Property” means real property subject to the Real Property Leases.

     “LFA Approvals” means all consents, approvals or waivers required to be obtained from Government Entities with respect to the transfer or change in control of Franchises in connection with the Transaction and, except for purposes of Section 6.2(e), the Exchange.

     “Liabilities” means any and all Indebtedness, losses, claims, charges, demands, actions, damages, obligations, payments, costs and expenses, sums of money, bonds,

indemnities and similar obligations, covenants, contracts, controversies, omissions, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether due or to become due, fixed, contingent or absolute, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising, including, those arising under any Law, principles of common law (including out of any contract or tort based on negligence or strict liability) action, threatened or contemplated action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses (including allocated costs of in-house counsel and other personnel), whatsoever reasonably incurred in investigating, preparing or defending against any such actions or threatened or contemplated actions), order or consent decree of any Government Entity or any award of any arbitrator or mediator of any kind, and those arising under any contract, commitment or undertaking, whether or not the same would be required by GAAP to be recorded or reflected in financial statements or disclosed in the notes thereto.

     “LIBOR” means the six-month Interbank Official Rate with respect to deposits in Dollars which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two business days in London preceding the Closing.

     “Losses” has the meaning set forth in Section 7.2(a).

     “Managed Cable Entity” means, with respect to a Group 2 System, each Person (other than the Debtors, Buyer and its Affiliates) that owns or purports to own any Equity Security or profits interest in such Group 2 System.

     “Material Adverse Effect” means (i) a material adverse effect on the business, condition (financial or otherwise), Assets or results of operations of any Specified Business (or, solely for purposes of Section 6.2(f), any Specified Business or the Acquired Business), taken as a whole, or (ii) a material impairment or delay of Seller’s or its Affiliates’ ability to effect the Closing or to perform its obligations under this Agreement or any Ancillary Agreement to which it is a party; provided, however, that none of the following (or the results thereof) shall be taken into account: (A) any change in Law or accounting standards or interpretations thereof that is of general application; (B) any change in general economic or business conditions or industry-wide or financial market conditions generally; (C) except with respect to Sections 3.4, 3.5, 6.1(f) and 6.2(e), any adverse effect as a result of the execution or announcement of this Agreement, the Ancillary Agreements, the Transaction or the transactions contemplated by the Ancillary Agreements; and (D) any loss of Subscribers reflected in the Base Subscriber Number for such Specified Business (or, solely for purposes of Section 6.2(f), any or all Specified Businesses ) and any loss of Subscribers to the extent reflected in the Subscriber Change used in calculating the Final Adjustment Amount for such Specified Business (or, solely for purposes of Section 6.2(f), any or all Specified Businesses).

     “MCE Base Subscriber Number” means, with respect to each Group 2 System, the number of Basic Subscribers of such Group 2 System corresponding to the month prior to the month in which the Closing occurs, as set forth on Schedule 1.1(h) of the Seller Disclosure Schedule.

     “MCE Closing” has the meaning set forth in Section 2.9(c)

     “MCE Discharge” means, with respect to each Group 2 System, except as otherwise provided in the Plan and the Confirmation Order (or, to the extent approved by Buyer (such approval not to be unreasonably withheld), such other plan that includes the applicable Managed Cable Entity as a debtor and the confirmation order of the Bankruptcy Court approving such plan and effecting the MCE Discharge), the discharge and/or equivalent effect granted pursuant to such confirmation order and sections 363, 1123 and 1141 of the Bankruptcy Code or the equivalent effect pursuant to any other governmental proceeding to the extent approved by Buyer (such approval not to be unreasonably withheld; it being understood that it would be reasonable for Buyer to refuse to grant such approval if such other governmental proceeding would not have the same effect as a bankruptcy discharge in all respects relative to the Transaction), of (i) each applicable Managed Cable Entity, as a debtor in possession, from Liabilities, (ii) interests of, and rights, interest and Claims of the holders of Claims against and interests in, such Group 2 System and Managed Cable Entity and (iii) Encumbrances on, or interests of Persons (other than Seller and its Affiliates) in, the Transferred Assets that are Related to such Group 2 System; it being understood that an MCE Discharge may occur pursuant to the Plan.

     “MCE Financial Statements” has the meaning set forth in Section 5.9(b).

     “MCE Fraction” means, with respect to the Disputed MCE Systems transferred to Buyer at the MCE Closing (or, as used in the definitions of “MCE Subscriber Cap Component” and “MCE Subscriber Basket Component,” with respect to all Disputed MCE Systems not transferred to Buyer at the Closing), a fraction, the numerator of which is the aggregate number of Basic Subscribers served by such Disputed MCE Systems and the denominator of which is the aggregate number of Basic Subscribers served by all Group 2 Systems, in each case as of December 31, 2004.

     “MCE Management Agreement” has the meaning set forth in Section 2.9(b).

     “MCE Period” has the meaning set forth in Section 2.9(b).

     “MCE Purchase Price” means $600,000,000.

     “MCE Purchase Shares” has the meaning set forth in Section 2.9(c).

     “MCE Resolution” has the meaning set forth in Section 2.9(b).

     “MCE Subscriber Basket Component” means the Subscriber Basket set forth on Schedule 1.1(q)(i) of the Seller Disclosure Schedule with respect to the Group 2 Systems, multiplied by the MCE Fraction.

     “MCE Subscriber Cap Component” means the Subscriber Cap set forth with respect to the Group 2 Systems on Schedule 1.1(q)(ii) of the Seller Disclosure Schedule multiplied by the MCE Fraction.

     “Measurement Date” means the subscriber cut-off date during the calendar month immediately preceding the month in which the Closing occurs.

     “Most Recent Balance Sheet” means, with respect to each Specified Business, the unaudited balance sheet included in the Derivative 2004 Financial Statements for such Specified Business.

     “Multiemployer Plan” has the meaning set forth in Section 3.10(a).

     “Net Liabilities Adjustment Amount” means, with respect to each Specified Business, the Closing Net Liabilities Amount minus the Base Net Liabilities Amount of such Specified Business, expressed as a positive, if positive, or as a negative, if negative.

     “Non-Debtor Subsidiaries” has the meaning set forth in Section 5.11(h).

     “Non-Debtor Transfer” has the meaning set forth in Section 5.11(h).

     “Non-Governmental Authorizations” means, with respect to each Specified Business, all licenses, permits (including construction permits), certificates, waivers, amendments, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements, other actions by, and notices, filings, registrations, qualifications, declarations and designations with, any Person and other authorizations and approvals that are Related to such Specified Business other than Governmental Authorizations.

     “Notice Period” has the meaning set forth in Section 7.4(a).

     “OCB Contract” means, with respect to each Specified Business, a Contract Related to such Specified Business that (i) (A) is in a Contract Category Expected to be Assumed, (B) is entered into in the Ordinary Course and (C) contains no Special Terms (provided, that with respect to Contracts described on Schedule 1.1(k)(i) of the Seller Disclosure Schedule, clause (i) of the definition of “Special Terms” shall be disregarded for purposes of this definition) or (ii) is set forth on Schedule 1.1(k)(ii) of the Seller Disclosure Schedule; provided, however, that any Contract that would otherwise be an OCB Contract and which cannot be assigned to Buyer at the Closing without consent or waivers of a third party that are not obtained by the Closing (and the use and benefits of which cannot in all material respects be provided to Buyer pursuant to Section 2.13) shall be deemed not to be an OCB Contract; provided, further, that Buyer shall be entitled to remove from Schedule 1.1(k)(ii) of the Seller Disclosure Schedule any Contract that was amended in any material respect prior to the date hereof if such amendment is not identified with such Contract on Schedule 1.1(k)(ii).

     “Ordinary Course” or “Ordinary Course of Business” means, with respect to each Specified Business, the conduct of such Specified Business as a going concern in accordance with Seller’s normal day-to-day customs, practices and procedures, without regard to the Sale Process (it being understood that the use of regional or national resources utilized by a Cable System shall be deemed to be so conducted if utilized in accordance with Seller’s normal, day-to-day customs, practices and procedures in the Business as applied to such Cable System).

     “Outside Date” has the meaning set forth in Section 8.2.

     “Owned Real Property” means, with respect to each Specified Business, all fee interests in real property (including improvements thereon) Related to such Specified Business, including those listed on Schedule 1.1(l) of the Seller Disclosure Schedule and identified as Related to such Specified Business.

     “Palm Beach Joint Venture” means Palm Beach Group Cable Joint Venture, a Florida general partnership.

     “Parnassos” means Parnassos Communications, L.P., a Delaware limited partnership.

     “Parnassos Business” means the portion of the Group 1 Business conducted by Parnassos and its Subsidiaries.

     “Per Share Value of the Purchase Shares” has the meaning set forth in the Friendco Purchase Agreement.

     “Permitted Encumbrances” means (i) Encumbrances reflected or reserved against or otherwise disclosed in the Most Recent Balance Sheet, (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course and that are not material in amount or effect on any Specified Business or are being contested in good faith by appropriate proceedings, (iii) liens for Taxes, assessments and other governmental charges that are not due or payable or are being contested in good faith by appropriate proceedings, (iv) with respect to real property, (A) easements, quasi-easements, licenses, covenants running with the land, rights-of-way, rights of re-entry, restrictions or other similar encumbrances, conditions or restrictions that would be disclosed on current title reports or surveys, which do not, individually or in the aggregate with one or more other Encumbrances, interfere in any material respect with the right or ability to own, use, enjoy or operate such real property as currently used or operated or to convey good and indefeasible fee simple title to the same (with respect to Owned Real Property) or materially detract from the value of such real property, (B) zoning, building, subdivision or other similar requirements or restrictions, provided, that the same are not violated in any material respect by the existing improvements or the current use and operation of such real property, and (C) Transferred Real Property Subleases which do not, individually or in the aggregate with one or more other Encumbrances, interfere in any material respect with the right or ability to use, enjoy or operate such real property as currently used or operated or materially detract from the value of such real property, (v) Encumbrances, other than Encumbrances on real property, incurred in the Ordinary Course that are not material to any Specified Business, (vi) any transfer restrictions set forth in any Assigned Contract (other than any such restriction that could reasonably be expected, individually or in the aggregate, to adversely affect the Transaction or the Exchange in any material respect) and (vii) Encumbrances imposed by any Contract or any Law governing a Franchise, provided, that in the case of clauses (i), (ii), (iii), (iv) (as to any Encumbrances that can be satisfied solely through the payment of money) and (v), any such Encumbrance shall be a Permitted Encumbrance only to the extent that such Encumbrance (x) shall be discharged pursuant to the Discharge or, with respect to Group 2 Systems or Transferred Assets owned by Non-Debtor Subsidiaries, an MCE Discharge or Additional Discharge, respectively, or (y) is reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount.

     “Permitted Promotion” means, as to any Basic Subscriber (other than Subscribers that only receive the lowest tier of service (i.e., lifeline or “B1 only” Subscribers)), any discount or promotion (i) which does not extend beyond two months following the Closing Date or provide for a discount equal to (or in excess of) the entire Applicable Monthly Rate in any consecutive months or in more than any one month if such discount or promotion is for a period of less than four months and (ii) the dollar amounts or values of which do not (A) exceed, over the life of such discount or promotion, an amount equal to two times the full monthly rate card pricing applicable to all services provided to such Subscriber (the “Applicable Monthly Rate”) or (B) exceed 50% of an amount equal to the product of (x) the Applicable Monthly Rate multiplied by (y) the number of months (including any fraction thereof) in the life of such discount or promotion.

     “Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Government Entity, a trust, a labor union or other entity or organization.

     “Petition Date” has the meaning set forth in the Recitals.

     “Plan” means the chapter 11 plan filed by Seller and/or its Affiliates in connection with the Reorganization Case, providing, among other things, for the effectuation of the Transaction, as amended from time to time, and satisfying the requirements of Section 5.11.

     “Primarily Related” means, with respect to any business or System, owned or held primarily by, required primarily for, or used, intended for use, leased, licensed, accrued, reserved or incurred primarily in connection with, such business or System, including to the extent allocated thereto pursuant to Schedule 1.1(m) of the Seller Disclosure Schedule.

     “Programming Agreement” means any Contract pursuant to which Seller or any of its Affiliates has the right to carry audio and/or video content or programming (or pay for or otherwise provide compensation with regard to cable television programming) on any Cable System and all related arrangements, including with respect to programming and launch initiatives and support; provided, that “Programming Agreement” shall not include any local Cable System leased access agreement required by Law.

     “Protections Order” means an order of the Bankruptcy Court approving Section 5.8 and Article VIII pursuant to sections 105, 363, 503(b) and 364 of the Bankruptcy Code.

     “Proximate Cause Party” has the meaning set forth in Section 8.2.

     “Purchase Price” has the meaning set forth in Section 2.7(b).

     “Purchase Price Allocation Schedule” has the meaning set forth in Section 5.4(d).

     “Purchase Price Per Subscriber” means $3,275.

     “Purchase Rights” means any purchase options, rights of first refusal or other rights that any Person may have (under the terms of any franchise or otherwise) to purchase all or any portion of a System owned or operated by any Person as a result of the Transaction or the transfer of any System pursuant to the Exchange.

     “Purchase Shares” has the meaning set forth in Section 5.11(a).

     “Qualified Customer” means a Basic Subscriber who, prior to the Closing, has been billed and, prior to one month following the Closing, has paid (disregarding payments subject to any rebates or similar programs) for services delivered during the period commencing two months prior to the Measurement Date and ending on the Measurement Date an amount no less than (i) for each month in such period, 50% of the Applicable Monthly Rate or (ii) 66.67% of the Applicable Monthly Rate in respect of any single month during such period. For the avoidance of doubt, in calculating a Qualified Customer for purposes of the Estimated Closing Adjustment Amount and the condition set forth in the second sentence of Section 6.2(h), the parties shall assume that no payments will be made by such Basic Subscriber after the Closing.

     “Rate Regulatory Matter” means any proceeding or investigation with respect to a Cable System arising out of or related to the Cable Act (other than those affecting the cable television industry generally) dealing with, limiting or affecting the rates which can be charged by such Cable System for programming, equipment, installation, service or otherwise.

     “Real Property Leases” means, with respect to each Specified Business, those leases, subleases, license agreements, and sublicense agreements, together with all extensions, supplements, amendments, other modifications and nondisturbance agreements relating thereto, governing real property Related to such Specified Business, including those with respect to the real properties listed on Schedule 1.1(n) of the Seller Disclosure Schedule and identified as Related to such Specified Business.

     “Real Property Sublease” means, with respect to any Specified Business, any lease, sublease, license or sublicense, together with all extensions, supplements,

amendments and other modifications relating thereto, pursuant to which the Owned Real Property or the Leased Real Property (or any portion thereof) Related to such Specified Business is leased, subleased, licensed or sublicensed to others.

     “Redemptions” means the transactions that are the subject matter of the Friendco Parent Redemption Agreement and of the TWE Redemption Agreement.

     “Registered” means issued by, registered with, renewed by, or the subject of a pending application before, any Government Entity or domain name registrar.

     “Rejected Contracts” has the meaning set forth in Section 5.11(b).

     “Rejection Claim” means, with respect to a Contract, any Claim arising out of (i) the termination of such Contract or the rejection of such Contract under section 365 of the Bankruptcy Code or (ii) a breach of or default under any such Contract entered into following the Petition Date as a result of the termination, rejection or breach of such Contract as a result of Buyer’s determination not to make such Contract an Assigned Contract, in each case assuming such termination, rejection or breach occurred as of the earlier of (A) the date on which such Contract is terminated or rejected or (B) the Closing Date.

     “Related” means, with respect to any business or System, owned or held by, required for, or used, intended for use, leased, licensed, accrued, reserved or incurred in connection with, such business or System.

     “Reorganization Case” has the meaning set forth in the Recitals.

     “Retained Books and Records” has the meaning set forth in Section 5.1(c).

     “Retained Claims” means (a) any Claim of a Buyer JV Partner (in its capacity as such) against Seller or its Affiliates, and (b) the portion of any Claim of such Transferred Joint Venture Entity against Seller or its Affiliates equal to the applicable Buyer Joint Venture Percentage (but, in the case of each of (a) and (b), only to the extent such Claim or portion of a Claim is not transferred or assigned to, or held for the benefit of, Friendco or any of its Affiliates); provided, however, that Retained Claims shall not include Claims attributable to actions, omissions, circumstances or conditions occurring before the Petition Date to the extent the recovery on account of such Claims (taking into consideration the amounts payable on account of such Claims under the Plan and valuing any non-cash consideration payable on account of such Claims under the Plan at the value stated in the Disclosure Statement approved by the Bankruptcy Court (or, if a range of values, the mid-point of such range)) exceeds $30 million in the aggregate; and, provided, further, that Retained Claims shall not include Claims attributable to actions, omissions, circumstances or conditions occurring after the Petition Date to the extent such Claims are based upon fraud or a similar area of law such as misrepresentation or deceit or breach of fiduciary duty and not based upon a contractual obligation to a Buyer JV Partner or a Transferred Joint Venture Entity, or include a claim for consequential, punitive, special or indirect damages, including lost profits.

     “Rigas Litigation” means the litigation described on Schedule 1.1(o) of the Seller Disclosure Schedule.

     “Rights-of-Way” means, with respect to each Specified Business, the written rights-of-way easements, rights of access, rights of use, pole line or joint line agreements, underground conduit agreements, crossing agreements, railroad agreements, leases, subleases, licenses, sublicenses and other similar interests in real property (other than Owned Real Property and Leased Real Property), together with all extensions, supplements, amendments, other modifications and nondisturbance agreements relating thereto, Related to such Specified Business.

     “Rights-of-Way Assignment Agreement” means, with respect to each Specified Business, an agreement in form and substance reasonably acceptable to Seller and Buyer and, to the extent relating to Transferred Rights-of-Way that are currently recorded, reasonably necessary to cause such assignments to be in recordable form, assigning to Buyer the Transferred Rights-of-Way Related to such Specified Business.

     “Sale Bonus Program” has the meaning set forth in the definition of “Assumed Liabilities.”

     “Sale Process” means the formal sale process of Seller’s Business announced by Seller on April 22, 2004 and commenced by Seller in September 2004.

     “Schedule A Part” has the meaning set forth in the definition of “System Group”.

     “SEC” means the Securities and Exchange Commission.

     “SEC/DOJ Matters” means (i) the civil enforcement action captioned Securities and Exchange Commission v. Adelphia Communications Corporation, John J. Rigas, Timothy J. Rigas, Michael J. Rigas, James P. Rigas, James R. Brown and Michael C. Mulcahey, filed on July 24, 2002, alleging various securities fraud claims arising out of the Rigas family’s alleged misconduct, and the Department of Justice’s investigation related thereto, in each case as amended, modified and/or supplemented from time to time, and any related action or investigation commenced from time to time and (ii) any and all other Claims that the SEC or Department of Justice may have against Seller or any of its Affiliates (other than any Excluded Claim); provided, that, solely for purposes of Section 6.1(c), clause (ii) shall be deemed to exclude any such Claims that shall not have been asserted or threatened by the SEC or Department of Justice as of the Closing Date.

     “SEC/DOJ Settlement” means a settlement, dismissal or other resolution of the SEC/DOJ Matters in full and pursuant to which after the Closing no Specified Business or Transferred Joint Venture Entity or any owner of any Specified Business or Transferred Joint Venture Entity shall have any Liability (including risk of criminal prosecution), including any obligation with respect to behavioral relief or similar action or limitation, other than obligations not greater than those set forth in the form of letter agreement delivered by representatives of Buyer to representatives of Seller on April 17, 2005.

     “Section 754 Election” means the election described in Section 754 of the Code.

     “Securities Act” means the Securities Act of 1933.

     “Self-Regulatory Organization” means the National Association of Securities Dealers, Inc., the American Stock Exchange, the NYSE, any national securities exchange (as defined in the Exchange Act) or any other similar self-regulatory body or organization.

     “Seller” has the meaning set forth in the Preamble.

     “Seller Audited Financial Statements” has the meaning set forth in Section 5.9(b).

     “Seller Confidentiality Agreement” means the letter agreement, dated October 22, 2004, among Seller, Friendco and TWX, as amended by the letter agreement, dated November 9, 2004, the letter agreement, dated January 7, 2005, and the letter agreement dated as of the date hereof.

     “Seller Disclosure Schedule” means the disclosure schedule attached hereto as Annex A.

     “Seller Indemnified Parties” has the meaning set forth in Section 7.3.

     “Seller JV Partner” means (a) with respect to Century, Century Exchange LLC, a Delaware limited liability company and (b) with respect to Parnassos and Western, both of Montgomery Cablevision, Inc., a Pennsylvania corporation, and Adelphia Western New York Holdings L.L.C., a Delaware limited liability corporation.

     “Seller Required Approvals” means, with respect to each Specified Business, all consents, approvals, waivers, authorizations, notices and filings, (a) required to be obtained by Seller or any of its Affiliates from, or to be given by Seller or any of its Affiliates to, or made by Seller or any of its Affiliates with, any Person, in connection with the execution, delivery and performance by Seller or any of its Affiliates of this Agreement, the Ancillary Agreements and the agreements contemplated thereby to which it is (or will be) a party, the failure of which to obtain or make would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, other than the Confirmation Order and the LFA Approvals, or (b) that are listed on Schedule 1.1(p) of the Seller Disclosure Schedule and identified as Related to such Specified Business.

     “Seller Severance Plan” has the meaning set forth in Section 5.5(c).

     “Seller Subscriber Accounting Policy” has the meaning set forth in Section 3.16(e).

     “Seller’s 401(k) Plan” has the meaning set forth in Section 5.5(j).

     “Seller’s Objection” has the meaning set forth in Section 2.8(c).

     “Seller’s Statement” has the meaning set forth in Section 2.8(a).

     “Shared Assets and Liabilities” means the Assets and Liabilities set forth on Schedule 1.1(f) of the Seller Disclosure Schedule and any other Assets required to have been listed thereon in order for the representation and warranty in Section 3.20(b) to be true and correct.

     “Significant Subsidiary” of any Person means a Subsidiary of such Person that would constitute a “significant subsidiary” (within the meaning of Rule 102 of Regulation S-X of the SEC).

     “SOA” means the Sarbanes-Oxley Act of 2002.

     “Special Term” has the meaning set forth in Section 3.15(b).

     “Specified Business” means each of the Group 1 Business and the Group 2 Business.

     “Specified Systems” means each of the Group 1 Systems and the Group 2 Systems.

     “Stock Awards” has the meaning set forth in Section 5.5(q).

     “Sublease Assignment Agreement” means, with respect to each Specified Business, one or more agreements in form and substance reasonably acceptable to Seller and Buyer and reasonably necessary to cause such agreements to be recordable, assigning to Buyer the Transferred Real Property Subleases Related to such Specified Business.

     “Subscriber” means any Basic Subscriber, Digital Subscriber or HSI Subscriber.

     “Subscriber Accounting System” has the meaning set forth in Section 5.19.

     “Subscriber Adjustment Amount” means, with respect to each Specified Business, the product of (i) Purchase Price Per Subscriber multiplied by (ii) if (A) the absolute value of the Subscriber Change is less than or equal to the Subscriber Basket, zero and (B) the absolute value of the Subscriber Change is greater than the Subscriber Basket, (1) if the Subscriber Change is a negative amount, the sum of the Subscriber Change plus the Subscriber Basket for such Specified Business and (2) if the Subscriber Change is a positive amount, the sum of the Subscriber Change minus the Subscriber Basket for such Specified Business.

     “Subscriber Basket” means, with respect to each Specified Business, the number of Basic Subscribers set forth opposite such Specified Business in Schedule 1.1(q)(i) of the Seller Disclosure Schedule; provided, however, that the Subscriber Basket allocated to the Group 2 Business shall be reduced by the MCE Subscriber Basket Component (if there are any Disputed MCE Systems).

     “Subscriber Cap” means, with respect to each Specified Business, the number of Basic Subscribers set forth with respect to such Specified Business in Schedule 1.1(q)(ii) of the Seller Disclosure Schedule; provided, however, that the Subscriber Cap allocated to the Group 2 Business shall be reduced by the MCE Subscriber Cap Component (if there are any Disputed MCE Systems).

     “Subscriber Change” means, with respect to each Specified Business, the Base Subscriber Number for such Specified Business minus the Closing Subscriber Number for such Specified Business, expressed as a positive, if positive, or as a negative, if negative; provided, that except for purposes of calculating the Subscriber Adjustment Amount for each Disputed MCE System pursuant to Section 2.9(a), the absolute value of the Subscriber Change shall not exceed the Subscriber Cap for such Specified Business.

     “Subsequent Adjustment Amount” has the meaning set forth in Section 2.8(f).

     “Subsidiary” means, with respect to any Person, any entity whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

     “Superior Alternate Plan” has the meaning set forth in Section 5.8(b).

     “Superior Proposal” has the meaning set forth in Section 5.8(a).

     “System” means (i) a cable system, as such term is defined in the Communications Act and (ii) to the extent relating to areas referred to on a Schedule A Part as a non-primary Cost Center, a multichannel video programming distribution system operated through (A) bulk, commercial or multiple dwelling units, (B) satellite master antenna television units or (C) former Verizon systems in Thousand Oaks, Oxnard, Hueneme or El Rio, California.

     “System Group” means, with respect to each Specified Business and each Specified Business (as defined in the Friendco Purchase Agreement), the Systems that are a part of such Specified Business as set forth in the applicable part of Schedule A of the Seller Disclosure Schedule or Schedule A of the Seller Disclosure Schedule (as defined in the Friendco Purchase Agreement) (each a “Schedule A Part”).

     “Target Capital Expenditure Amount” means (i) with respect to the Group 1 Business, the sum of (A) 75% multiplied by the Budgeted Capital Expenditure Amount for the Century Business, plus (B) 66 % multiplied by the Budgeted Capital Expenditure Amount for the Parnassos Business, plus (C) 66 % multiplied by the Budgeted Capital Expenditure Amount for the Western Business, plus (D) the Budgeted Capital Expenditure Amount for the Group 1 Remainder Business (ii) with respect to the Group 2 Business, the Budgeted Capital Expenditure Amount for the Group 2 Business and (iii) in the event any Disputed MCE Systems exist as of the Closing, then the Target Capital Expenditure Amount in respect of the Group 2 Business shall be reduced by the amounts included in the Budget in respect of each Disputed MCE System through the month ending (i) on the Closing Date if the Closing occurs on month-end or (ii) immediately prior to the Closing Date if the Closing does not occur on a month-end (it being understood that the amounts included in the Budget in respect of each Disputed MCE System shall be deemed for purposes hereof to equal the amounts included in the Budget in respect of all Group 2 Systems multiplied by the quotient obtained by dividing (x) the aggregate number of Basic Subscribers served by such Disputed MCE System as of December 31, 2004 by (y) the aggregate number of Basic Subscribers served by all Group 2 Systems as of December 31, 2004); provided, further, that, if the Subscriber Change for a Specified Business is a positive number, the Target Capital Expenditure Amount for such Specified Business shall be reduced by an amount equal to the lesser of (A) the product of the Subscriber Change multiplied by $210.00 and (B) (1) with respect to the Group 1 Business, $8,300,000 and (2) with respect to the Group 2 Business, $1,500,000.

     “Tax Law” means the Code, final, temporary or proposed Treasury regulations, published pronouncements of the U.S. Treasury Department or IRS, court decisions or other relevant binding legal authority (and similar provisions, pronouncements, decisions and other authorities of state, local and foreign Law).

     “Tax Return” shall mean any report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Government Entity with respect to any Tax, including an information return, claim for refund, amended return, declaration, or estimated Tax returns in connection with the determination, assessment, collection or administration of any income Tax.

     “Taxes” means all federal, state or local and all foreign taxes, including income, gross receipts, windfall profits, value added, severance, property, production, sales, use, duty, license, excise, franchise, employment, withholding or similar taxes (including any payment required to be made to any state abandoned property administrator or other public official pursuant to an abandoned property, escheat or similar Law) together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

     “Third Party Claim” has the meaning set forth in Section 7.4(a).

     “Third Party Confidentiality Agreement” has the meaning set forth in Section 5.18.

     “Total Liabilities” means, with respect to each Specified Business or Joint Venture Business, all Liabilities, expressed as a positive number, of such Specified Business or Joint Venture Business as of the Closing (after giving effect to the Transaction), as would be reflected on the face of a balance sheet (excluding any footnotes thereto) prepared in accordance with GAAP consistently applied (to the extent GAAP was previously applied) for such Specified Business or Joint Venture Business; provided, however, that Total Liabilities shall include the following: accounts payable, accrued expenses (including all accrued vacation time, sick days, paid time off, copyright fees, franchise fees and other license fees or charges), Liabilities with respect to unearned income and advance payments (including subscriber prepayments and deposits for converters, encoders, cable television service and related sales) and interest, if any, required to be paid on advance payments; provided, further, that (a) in no event shall Total Liabilities include (i) Liabilities that constitute Assumed Liabilities pursuant to clauses (iii) (other than part (C) thereof), (iv) (other than accrued but unpaid Franchise fees and any reserves for Franchise fee audits), (v), (vi) and (vii) of the definition of “Assumed Liabilities” or (ii) Excluded Liabilities, and (b) Liabilities (x) under the Sale Bonus Program included in clause (iii)(C) of the definition of “Assumed Liabilities” and (y) under purchase orders outstanding as of the Closing will be treated, for purposes hereof, as part of the Total Liabilities of the relevant Specified Business or Joint Venture Business as of the Closing regardless of whether they would otherwise be treated as such under GAAP but subject in any event to the remainder of this definition. For purposes of determining Total Liabilities in respect of any Disputed MCE System, all references above to the Closing shall be deemed to mean, with respect to any Disputed MCE System, the MCE Closing.

     “Transaction” means the transactions that are the subject of this Agreement, including the purchase and sale of the Transferred Assets, the assumption of the Assumed Liabilities and the Joint Venture Transaction; provided, however, that Transaction shall not include the Friendco Transaction.

     “Transfer Tax Returns” has the meaning set forth in Section 5.4(c)(ii).

     “Transfer Taxes” has the meaning set forth in Section 5.4(c).

     “Transferred Assets” has the meaning set forth in Section 2.3.

     “Transferred Cash” has the meaning set forth in Section 2.3(a).

     “Transferred Employees” has the meaning set forth in Section 5.5(e)(ii).

     “Transferred Employees’ Records” means all personnel files related to the Transferred Employees, but not including any files the transfer of which would be prohibited by Law.

     “Transferred Intellectual Property” means, with respect to each Specified Business, the Intellectual Property owned by Seller or its Affiliates and Related to such Specified Business, including that set forth on Schedule 1.1(r) of the Seller Disclosure Schedule and identified as Related to such Specified Business.

     “Transferred Intellectual Property Contracts” means, with respect to each Specified Business, (i) the licenses, sublicenses, distributor agreements and permissions, and royalty agreements concerning Intellectual Property to which Seller or any of its Affiliates is a party and which are Related to such Specified Business and are Assigned Contracts and (ii) the rights and entitlements, including the right to receive royalty payments, pursuant to any licenses, sublicenses, distributor agreements and permissions or royalty agreements to which Seller or any of its Affiliates is a party and under which a third party licensee obtains benefits pursuant to section 365(n) of the Bankruptcy Code and which are Related to such Specified Business and are Assigned Contracts.

     “Transferred Investment Assignment Agreement” means, with respect to each Specified Business, an agreement in form and substance reasonably acceptable to Seller and Buyer, providing for the assignment and assumption of Transferred Investments Related to such Specified Business.

     “Transferred Investments” means, with respect to each Specified Business, (i) the Equity Securities identified on Schedule 1.1(s)(i) of the Seller Disclosure Schedule and allocated to such Specified Business pursuant to the Designated Allocation, it being understood that, by written notice to Seller delivered on one or more occasions and no fewer than 10 Business Days prior to the Closing, Buyer shall be entitled to remove any item from Schedule 1.1(s)(i) of the Seller Disclosure Schedule with respect to which any material Investment Document was not provided to Buyer prior to the date hereof; and (ii) those Equity Securities identified on Schedule 1.1(s)(ii) of the Seller Disclosure Schedule that Buyer selects to be allocated to a Specified Business (or, if held by a Transferred Joint Venture Entity, retained by such Transferred Joint Venture Entity), it being understood, that such selection shall be made in the same manner, and subject to the same conditions, as are applicable to the selection of Contracts as Assigned Contracts pursuant to Section 5.11 (with the determination of whether or not an item will be treated as an OCB Contract made on the basis of the primary agreement containing the business terms applicable to the applicable Investment Entity).

     “Transferred Joint Venture Employees” has the meaning set forth in Section 5.5(a).

     “Transferred Joint Venture Entities” means the Transferred Joint Venture Parents and the Transferred Joint Venture Subsidiaries, collectively.

     “Transferred Joint Venture Parents” means Century, Parnassos and Western.

     “Transferred Joint Venture Subsidiaries” means the Subsidiaries of the Transferred Joint Venture Parents, including the entities set forth on Schedule 3.2(b) of the Seller Disclosure Schedule and identified therein as Transferred Joint Venture Subsidiaries.

     “Transferred Leased Real Property” means Leased Real Property that is the subject of a Transferred Real Property Lease.

     “Transferred Owned Real Property” means Owned Real Property that is not an Excluded Asset pursuant to Section 2.4(h).

     “Transferred Real Property Leases” means Real Property Leases that are Assigned Contracts.

     “Transferred Real Property Subleases” means Real Property Subleases that are Assigned Contracts and that relate to (i) the Transferred Owned Real Property or (ii) the Transferred Leased Real Property.

     “Transferred Rights-of-Way” means all Rights-of-Way, provided, that to the extent a Right-of-Way is a Contract, Transferred Rights-of-Way shall mean Rights-of-Way that are Assigned Contracts.

     “Transitional Services” has the meaning set forth in Section 5.21.

     “TWE Redemption Agreement” means the Redemption Agreement, dated as of the date hereof, by and among Buyer, Comcast Cable Communications Holdings, Inc., MOC Holdco I, LLC, TWE Holdings I Trust, Cable Holdco III LLC, Time Warner Entertainment Company, L.P., a Delaware limited partnership, TWX and Friendco Parent.

     “TWX” means Time Warner Inc., a Delaware corporation.

     “Union Employee” has the meaning set forth in Section 5.5(b).

     “Unallocated Shared Assets and Liabilities” means those Assets and Liabilities (and the related revenues and expenses) identified as such on Schedule 1.1(f) of the Seller Disclosure Schedule.

     “U.S. Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     “US Trustee” means the United States Trustee for Region 2 or such other region in which the reorganization case of any Managed Cable Entity or Non-Debtor Subsidiary is pending.

     “WARN” means the Worker Adjustment and Retraining Notification Act.

     “Western” means Western NY Cablevision, L.P., a Delaware limited partnership.

     “Western Business” means the portion of the Group 1 Business conducted by Western and its Subsidiaries.

     Section 1.2 Interpretive Provisions. Unless the express context otherwise requires:

     (a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

     (b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

     (c) the terms “Dollars” and “$” mean United States Dollars;

     (d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

     (e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

     (f) references herein to any gender include each other gender;

     (g) references herein to any Person include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

     (h) references herein to a Person in a particular capacity or capacities exclude such Person in any other capacity;

     (i) references herein to any contract or agreement (including this Agreement) mean such contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof;

     (j) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

     (k) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

     (l) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise;

     (m) references herein to sections of the Code shall be construed to also refer to any successor sections;

     (n) the rules of construction contained in section 102 of the Bankruptcy Code (except section 102(8) of the Bankruptcy Code) shall apply; and

     (o) in the event of any inconsistency between the terms of the Plan and this Agreement, the terms of this Agreement shall control.

ARTICLE II

PURCHASE AND SALE OF THE SPECIFIED BUSINESSES

     Section 2.1 Purchase and Sale of Assets. Subject to Sections 2.9, 2.13 and 5.11(h), on the terms and subject to the conditions set forth herein, at the Closing and following the Joint Venture Transactions, Seller shall, and shall cause each of its Affiliates to, sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase from Seller and each of its Affiliates: (x) the JV Interests, free and clear of all Encumbrances, other than Encumbrances under the JV Documents, (y) the Transferred Investments, free and clear of all Encumbrances, other than Encumbrances under the Investment Documents and (z) without duplication of clauses (x) and (y) above, all of Seller’s and each of its Affiliate’s right, title and interest to the Transferred Assets (other than Transferred Assets held by any Transferred Joint Venture Entity), free and clear of all Encumbrances, other than Permitted Encumbrances. Seller shall take such actions as are necessary to cause the Transferred Assets held by Transferred Joint Venture Entities to be owned by such Transferred Joint Venture Entities free and clear of all Encumbrances, other than Permitted Encumbrances.

     Section 2.2 Joint Venture Transactions. At the Closing, and prior to the transactions described in Section 2.1, with respect to each Transferred Joint Venture Parent (a) the applicable Buyer JV Partner shall contribute cash to such Transferred Joint Venture Parent in an amount equal to the Buyer Discharge Amount for such Transferred Joint Venture Parent and (b) Seller shall cause such Transferred Joint Venture Parent to distribute to the applicable Seller JV Partner (i) cash in the Amount of the Buyer Discharge Amount for such Transferred Joint Venture Parent and (ii) all Excluded Assets of the Transferred Joint Venture Parent and its Subsidiaries and (c) Seller shall cause the applicable Seller JV Partner to assume all Liabilities of such Transferred Joint Venture Parent and its Subsidiaries (other than any such Liabilities that constitute Assumed Liabilities) (such transactions being collectively referred to as the “Joint Venture Transactions”).

     Section 2.3 Transferred Assets. “Transferred Assets” means all of Seller’s and each of its Affiliates’ Assets that are Related to the Acquired Business, including the Acquired Systems, except for the Excluded Assets, including the following:

     (a) all cash and cash equivalents consisting of (i) petty cash-on-hand, (ii) cash and cash equivalents of any Transferred Joint Venture Entity (other than as set forth in Section 2.2), (iii) Condemnation Proceeds and (iv) Insurance Claims (collectively, the “Transferred Cash”);

     (b) Accounts Receivable;

     (c) Assigned Contracts;

     (d) Transferred Intellectual Property and Transferred Intellectual Property Contracts;

     (e) Books and Records;

     (f) Fixtures and Equipment;

     (g) Transferred Real Property Leases;

     (h) Transferred Real Property Subleases;

     (i) Transferred Owned Real Property;

     (j) Transferred Rights-of-Way;

     (k) Insurance Claims and Condemnation Proceeds to the extent not included under subsection (a) above;

     (l) except as set forth in Section 2.4(k), all claims (and the proceeds related thereto) available to or being pursued by Seller or any of its Affiliates (i) to the extent related to the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset or (ii) against any Transferred Joint Venture Entity or Investment Entity;

     (m) all credits, prepaid expenses, advance payments, security deposits, prepaid items and duties to the extent related to a Transferred Asset;

     (n) to the extent their transfer is not prohibited by Law, all Authorizations held by Seller or any of its Affiliates and all applications therefor;

     (o) all guaranties, representations, warranties, indemnities and similar rights in favor of Seller or any of its Affiliates to the extent related to any Transferred Asset, except to the extent included in Excluded Assets;

     (p) all Retained Claims;

     (q) all other current assets;

     (r) all JV Interests, all Joint Venture Securities of Transferred Joint Venture Subsidiaries and all Transferred Investments; and

     (s) copies of all Tax Returns relating to any Transferred Joint Venture Entity with respect to any taxable period (or portion thereof) ending on or after December 31, 1999;

provided, that the sale, conveyance, transfer, assignment or delivery of a Transferred Asset shall, except as otherwise directed by Buyer in a manner consistent with like allocations of Friendco pursuant to the Friendco Purchase Agreement (provided, that the effect of any such allocation so directed by Buyer that is different than the allocation that would occur in the absence of such direction shall be disregarded for the purposes of making any determination with respect to (x) the representations, warranties or covenants of Seller herein, (y) the Closing Adjustment Amount and (z) the satisfaction of the conditions set forth in Article VI, in each case, to the extent such determination would be different (but in the case of the Closing Adjustment Amount, only to the extent the aggregate Closing Adjustment Amount and the Closing Adjustment Amount (as defined in the Friendco Purchase Agreement) would be different) as a result of such direction), be allocated among each of the Specified Businesses, the Joint Venture Businesses and the Friendco Business in the following manner (provided, that (A) in no event will any of the following allocations result in the transfer of subscribers from one System Group to another and (B) any allocation of capital expenditures shall be made in accordance with Schedule 5.2(s) of the Seller Disclosure Schedule or, if not addressed in such Schedule as set forth below): (a) if such Transferred Asset is owned by a Transferred Joint Venture Entity, such Transferred Asset shall be allocated to the Joint Venture Business applicable to such Transferred Joint Venture Entity and (b) if such Transferred Asset is not owned by a Transferred Joint Venture Entity and is (i) Related only to a single Specified Business and not to the Friendco Business, to such Specified Business (and, if to the Group 1 Business, to the Group 1 Remainder Business), (ii) included in the Group 1 Shared Assets and Liabilities pursuant to Schedule 1.1(f) of the Seller Disclosure Schedule, to the Group 1 Remainder Business, (iii) included in the Group 2 Shared Assets and Liabilities pursuant to Schedule 1.1(f) of the Seller Disclosure Schedule, to the Group 2 Business, (iv) solely Related to the Friendco Business or allocated to the Friendco Business pursuant to Schedule 1.1(h) of the Seller Disclosure Schedule (as defined in the Friendco Purchase Agreement), to the Friendco Business, (v) is readily divisible, Related to more than one of the Group 1 Business, the Group 2 Business and the Friendco Business and not allocated pursuant to clause (i), (ii), (iii) or (iv), allocated to the Group 1 Business (and within the Group 1 Business, to the Group 1 Remainder Business), the Group 2 Business and/or the Friendco Business to which it is Related pro rata based on the number of Basic Subscribers served by such Group 1 Business, Group 2 Business or Friendco Business (as applicable) as of the Closing and (vi) not allocated pursuant to clause (i), (ii), (iii), (iv) or (v) and is (A) Primarily Related to the Friendco Business, to the Friendco Business, (B) Primarily Related to the Group 1 Business, to the Group 1 Business (and, within the Group 1 Business, to the Group 1 Remainder Business), (C) Primarily Related to the Group 2 Business, to the Group 2 Business and (D) if not allocated pursuant to subclause (A), (B) or (C), to the Friendco Business (the allocation of such assets pursuant to this proviso to this Section 2.3, the “Designated Allocation”). Notwithstanding anything to the contrary in this Section 2.3, any Asset included in Unallocated Shared Assets and Liabilities that is not a Transferred Asset pursuant to the Designated Allocation shall not be deemed to be a Transferred Asset.

     Section 2.4 Excluded Assets. Notwithstanding anything herein to the contrary, from and after the Closing, Seller and its Affiliates shall retain (or in the case of any of the following Assets held by any Transferred Joint Venture Entity, Seller shall cause to be transferred to the applicable Seller JV Partner prior to the Closing), and there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, and the Transferred Assets shall not include, any of the Friendco Transferred Assets or the following Assets (collectively, the “Excluded Assets”):

     (a) all Assets with respect to Taxes (including duty and tax refunds and prepayments) and net operating losses of Seller or any of its Affiliates;

     (b) except as set forth in Section 2.3(s) and except to the extent set forth in Section 5.1(c), all Tax Returns of Seller or any of its Affiliates and all Books and Records (including working papers) and tax software to the extent directly related thereto;

     (c) all insurance policies and rights thereunder, other than the Insurance Claims;

     (d) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items, in each case, only to the extent related to any Asset that is not a Transferred Asset;

     (e) all cash and cash equivalents, except for the Transferred Cash;

     (f) all Intercompany Receivables;

     (g) all Contracts (including all Third Party Confidentiality Agreements) other than Assigned Contracts;

     (h) (i) any Owned Real Property that, and any lease (other than a lease designated by Buyer as an Assigned Contract) for real property that, (A) is vacant, (B) contains only inactive headends, inactive hubsites or inactive optical transition nodes or (C) is solely residential in nature and (ii) the Owned Real Property set forth on Schedule 2.4(h) of the Seller Disclosure Schedule; provided, however, that, from time to time prior to the Closing, but no later than ten Business Days prior to the Closing, Buyer may designate any other Owned Real Property to be included on such Schedule 2.4(h) of the Seller Disclosure Schedule;

     (i) all Programming Agreements (other than any retransmission consent agreement that is an Assigned Contract);

     (j) all Assets listed on Schedule 2.4(j) of the Seller Disclosure Schedule;

     (k) (i) all claims (and proceeds related thereto) set forth on Schedule 2.4(k) of the Seller Disclosure Schedule relating to (A) the Rigas Litigation or (B) the Designated Litigation, (ii) all other claims (and proceeds related thereto) that Seller or any of its Affiliates may make after the date hereof to the extent not affecting any Specified Business (including any Transferred Asset or Assumed Liability) in any material respect and (iii) any claims of Seller or its Affiliates against Seller or any of its Affiliates (other than any claim against any Investment Entity or any Transferred Joint Venture Entity) to the extent not affecting any Specified Business (including any Transferred Asset or Assumed Liability); provided, that none of the Retained Claims will be treated as Excluded Assets pursuant to this clause (k);

     (l) all personnel records, other than the Transferred Employees’ Records;

     (m) all rights in connection with and Assets of the Benefit Plans;

     (n) except for the Transferred Investments and the Joint Venture Securities, all Equity Securities or other rights of Seller or any of its Affiliates in any other Person, including any Asset Transferring Subsidiary;

     (o) Assets allocated to the Friendco Business pursuant to the Designated Allocation;

     (p) state certificates of public convenience and necessity or similar state telecommunication Authorizations except for those that Buyer designates in writing as Transferred Assets at least ten Business Days prior to the Closing;

     (q) Excluded Books and Records (subject to Section 9.3); and

     (r) the Equity Securities of Empire Sports Network and all Assets of Empire Sports Network.

     Section 2.5 Assumption of Liabilities. On the terms and subject to the conditions set forth herein and in partial consideration of the sale of the Transferred Assets, at the Closing, Buyer shall assume (or, in the case of Assumed Liabilities of the Transferred Joint Venture Entities, acquire the Joint Venture Securities subject to) and discharge or perform (or in the case of Assumed Liabilities of the Transferred Joint Venture Entities, cause such Transferred Joint Venture Entities to discharge and perform) when due all the Assumed Liabilities; it being understood, that the assumption (or retention) of an Assumed Liability shall, except as otherwise allocated by Buyer in a manner consistent with the like allocations of Friendco pursuant to the Friendco Purchase Agreement (provided, that the effect of any such allocation so directed by Buyer that is different than the allocation that would occur in the absence of such direction shall be disregarded for the purposes of making any determination with respect to (x) the representations, warranties or covenants of Seller herein, (y) the Closing Adjustment Amount and (z) the satisfaction of the conditions set forth in Article VI, in each case, to the extent such determination would be different (but in the case of the Closing Adjustment Amount, only to the extent the aggregate Closing Adjustment Amount and the Closing Adjustment Amount (as defined in the Friendco Purchase Agreement) would be different) as a result of such direction), be allocated among each of the Specified Businesses and the Friendco Business in the following manner: if such Assumed Liability is (a) a Liability of a Transferred Joint Venture Entity, to the Joint Venture Business applicable to such Transferred Joint Venture Entity or (b) not a Liability of a Transferred Joint Venture Entity and is (i) Related only to a single Specified Business and not to the Friendco Business, to such Specified Business (and, in the case of the Group 1 Business, to the Group 1 Remainder Business), (ii) included in the Group 1 Shared Assets and Liabilities pursuant to Schedule 1.1(f) of the Seller Disclosure Schedule, to the Group 1 Business (and within the Group 1 Business, to the Group 1 Remainder Business), (iii)

included in the Group 2 Shared Assets and Liabilities pursuant to Schedule 1.1(f) of the Seller Disclosure Schedule, to the Group 2 Business, (iv) solely Related to the Friendco Business or allocated to the Friendco Business pursuant to Schedule 1.1(h) of the Seller Disclosure Schedule (as defined in the Friendco Purchase Agreement), to the Friendco Business and (v) not allocated pursuant to clause (i), (ii), (iii) or (iv), then to the Friendco Business, to the extent Related to the Friendco Business, to the Group 1 Business (and within the Group 1 Business, to the Group 1 Remainder Business), to the extent Related to the Group 1 Business, and to the Group 2 Business, to the extent Related to the Group 2 Business (which allocations shall be made in each case after giving effect to the allocations to each such Friendco Business and Specified Business pursuant to the Designated Allocation).

     Section 2.6 Excluded Liabilities. Seller and its Affiliates shall retain (and in the case of any of the Excluded Liabilities of a Transferred Joint Venture Entity, the applicable Seller JV Partner shall assume pursuant to Section 2.2) and be responsible for all Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, Buyer shall not assume, and neither Buyer nor any of its Affiliates (including, for this purpose the Transferred Joint Venture Entities) shall have any Liability for, any Liability of Seller or any Affiliate of Seller that is not (a) expressly assumed by Buyer pursuant to Section 2.5 or (b) an Assumed Liability retained by a Transferred Joint Venture Entity after giving effect to Section 2.2.

     Section 2.7 Purchase Price. On the terms and subject to the conditions set forth herein, in consideration of the sale of the Transferred Assets, at the Closing, Buyer shall:

     (a) assume the Assumed Liabilities (other than those retained by any Transferred Joint Venture Entity);

     (b) pay to Seller an aggregate amount in cash equal to $3,500,000,000, as adjusted pursuant to Sections 2.8(a) and 2.8(f) (as so adjusted, the “Purchase Price”), minus the Aggregate Buyer Discharge Amount; and

     (c) cause the Buyer JV Partners to make the contributions described in Section 2.2; and,

provided, however, that, in lieu of payment to Seller, Buyer shall deliver or cause to be delivered, at the Closing, 4% of the Purchase Price (after giving effect to any adjustment thereof that is effected as of the Closing) in cash (as such amount may be increased in accordance with Section 2.8(f) or Section 2.9(c), the “Escrow Amount”) by wire transfer of immediately available funds to the Escrow Agent to be held by the Escrow Agent in an interest bearing account (the “Escrow Account”), pursuant to the Escrow Agreement, which Escrow Amount shall be paid in whole or in part in accordance with the terms of the Escrow Agreement to (i) the Buyer Indemnified Parties to the extent necessary to satisfy any obligation of Seller pursuant to Section 7.2(a), (ii) Buyer to the extent necessary to satisfy a payment obligation of Seller, if any, pursuant to Section 2.8(f) or 2.9(d), (iii) Seller, on the date that is six months following the Closing Date, to the extent of the excess, if any, of 33% of the Escrow Amount deposited at the Closing over the sum of (A) all amounts paid pursuant to the immediately preceding clauses (i) and (ii), plus (B) the maximum amount that could reasonably be expected to be necessary to satisfy all claims by the Buyer Indemnified Parties pursuant to Section 7.2(a) asserted on or prior to such date, and (iv) Seller to the extent of any remaining funds in the Escrow Account as of the Buyer Indemnification Deadline (subject, with respect only to the Final MCE Purchase Price, to Section 2.9(d)), except to the extent of the maximum amount that could reasonably be expected to be necessary to satisfy all claims by the Buyer Indemnified Parties pursuant to Section 7.2(a) asserted on or prior to the Buyer Indemnification Deadline (subject, with respect only to the Final MCE Purchase Price, to Section 2.9(d)).

     Section 2.8 Closing Adjustment Amount.

     (a) No later than ten Business Days prior to the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Buyer, with respect to each Specified Business, a statement (each, a “Seller’s Statement”), which shall set forth Seller’s good faith estimate of the Closing Adjustment Amount which shall be determined in accordance with this Agreement (the “Estimated Closing Adjustment Amount”). Each Seller’s Statement shall be accompanied by a certification of Seller’s Chief Financial Officer to the effect that such Seller’s Statement has been prepared in good faith in accordance with this Agreement based on the books and records of such Specified Business and be reasonably satisfactory to Buyer. If the sum of the Estimated Closing Adjustment Amounts for the Specified Businesses is a negative number, then the Purchase Price payable at the Closing shall be decreased by the absolute value of such sum. If the sum of the Estimated Closing Adjustment Amounts for the Specified Businesses is a positive number, then the Purchase Price payable at the Closing shall be increased by such sum.

     (b) As soon as practicable but in no event more than 90 days following the Closing, Buyer shall prepare, or cause to be prepared, and deliver to Seller, with respect to each Specified Business, a statement (each, a “Buyer’s Statement”) of the actual Closing Adjustment Amount, as of the Closing Date, which shall be determined in accordance with this Agreement. Each Buyer’s Statement shall be accompanied by a certification of Buyer’s Chief Financial Officer to the effect that such Buyer’s Statement has been prepared in accordance with this Agreement based on the books and records of such Specified Business.

     (c) Seller and Seller’s accountants shall complete their review of each of the Buyer’s Statements and Buyer’s calculations of the Closing Adjustment Amount within 30 days after delivery thereof by Buyer. In the event that Seller determines in good faith that any Buyer’s Statement has not been prepared in accordance with this Agreement, Seller shall, on or before the last day of such 30-day period, so inform Buyer in writing setting forth a specific description of the basis of Seller’s determination and the adjustments to such Buyer’s Statement and the corresponding adjustments to the applicable Closing Adjustment Amount that Seller believes should be made in accordance with this Agreement (a “Seller’s Objection”). If no Seller’s Objection is

received by Buyer on or before the last day of such 30 day period, then the Closing Adjustment Amount set forth in a Buyer’s Statement shall be final and binding upon Seller. Buyer shall have 30 days from its receipt of a Seller’s Objection to review and respond to such Seller’s Objection.

     (d) If Seller and Buyer are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in any Seller’s Objection within 15 days following the completion of Buyer’s review of such Seller’s Objection, they shall refer any remaining disagreements to the CPA Firm which, acting as experts and not as arbitrators, shall determine, in accordance with this Agreement based on the books and records of the applicable Specified Business, and only with respect to the remaining differences so submitted (and within the range of dispute between Buyer’s Statement and Seller’s Objection with respect to each such difference), whether and to what extent, if any, any Closing Adjustment Amount requires adjustment. Buyer and Seller shall instruct the CPA Firm to deliver its written determination to Buyer and Seller no later than 30 days after the remaining differences underlying any such Seller’s Objection are referred to the CPA Firm. The CPA Firm’s determination shall be conclusive and binding upon Buyer and Seller and their respective Affiliates. With respect to each Seller’s Objection, the fees and disbursements of the CPA Firm shall be borne equally by Seller and Buyer. Buyer and Seller shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants, to the extent permitted by such accountants) relating to the determination of any Closing Adjustment Amount and all other items reasonably requested by the CPA Firm in connection therewith.

     (e) Buyer shall provide to Seller and its accountants full access to the books and records of each Specified Business and to any other information, including work papers of its accountants (to the extent permitted by such accountants), and to any employees during regular business hours and on reasonable advance notice, to the extent reasonably necessary for Seller to review each Buyer’s Statement, to prepare a Seller’s Objection, if any, and to prepare materials for presentation to the CPA Firm in connection with Section 2.8(d). Seller and its accountants shall have full access to all information used by Buyer in preparing such Buyer’s Statement, including the work papers of its accountants (to the extent permitted by such accountants).

     (f) Upon satisfaction of the applicable procedures of this Section 2.8, the Purchase Price shall be adjusted with respect to each Specified Business by an amount equal to (i) the Final Adjustment Amount of such Specified Business minus (ii) the Estimated Closing Adjustment Amount of such Specified Business (the “Subsequent Adjustment Amount”). If the Subsequent Adjustment Amount is a positive number, then the Purchase Price allocated to such Specified Business shall be increased by the Subsequent Adjustment Amount and Buyer shall promptly (and in any event within five Business Days) after the final determination thereof pay to the Escrow Agent, for deposit into the Escrow Account, the Subsequent Adjustment Amount, plus interest from the Closing Date to the date of payment at LIBOR calculated on a 365-day basis, by wire transfer of immediately available funds to the Escrow Account. If the Subsequent Adjustment Amount is a negative number, then the Purchase Price allocated to such

Specified Business shall be decreased by the absolute value of the Subsequent Adjustment Amount and Buyer shall be entitled to payment of the Subsequent Adjustment Amount from the Escrow Account promptly (and in any event within five Business Days) after the final determination of the Subsequent Adjustment Amount, plus interest from the Closing Date to the date of payment at LIBOR calculated on a 365-day basis, by wire transfer of immediately available funds to an account designated by Buyer; provided, however, that, to the extent the payment obligations pursuant to this sentence exceed the remaining funds in the Escrow Account, Seller shall promptly (and in any event with five Business Days) after the final determination of the Subsequent Adjustment Amount, pay such excess amount to Buyer by wire transfer of immediately available funds to an account designated by Buyer.

     Section 2.9 Group 2 Systems.

     (a) Notwithstanding anything to the contrary contained herein, if any Group 2 System has not been finally determined to be wholly-owned by Seller or its wholly-owned Subsidiaries (it being understood that, for purposes of this Section 2.9(a), if Seller has the right to cause the transfer of good and marketable title to the Assets of any Group 2 System (free and clear of all Encumbrances other than Permitted Encumbrances) to Buyer (or has otherwise arranged for such transfer to occur at the Closing to the reasonable satisfaction of Buyer), such Disputed MCE System shall be deemed to be wholly owned by Seller) or has been finally determined to be so owned but as to which there has not been an MCE Discharge as of the date on which the Seller’s Statements are delivered under Section 2.8(a) (each such MCE System, a “Disputed MCE System”), then (i) the geographical areas serviced by such Disputed MCE System shall be deemed not to be listed on Schedule A of the Seller Disclosure Schedule and such Disputed MCE System shall be deemed not to be included in the Group 2 Business or otherwise Related to the Group 2 Business or the Acquired Business, (ii) any Assets, Liabilities or Employees that would, but for clause (i) above, have been Transferred Assets, Assumed Liabilities or Transferred Employees shall be deemed not to be Transferred Assets, Assumed Liabilities or Transferred Employees, respectively, (iii) the Closing shall be effected without such Disputed MCE System, (iv) the Purchase Price (before adjustment under Section 2.8) shall be reduced by an aggregate amount equal to the product of (A) the MCE Purchase Price multiplied by (B) the quotient obtained by dividing (1) the aggregate number of Basic Subscribers served by all such Disputed MCE Systems as of December 31, 2004 by (2) the aggregate number of Basic Subscribers served by all Group 2 Systems as of December 31, 2004 (such amount with respect to each such Disputed MCE System, the “Initial MCE Purchase Price”), (v) the Seller’s Statement delivered in respect of the Group 2 Business shall be prepared to reflect the foregoing and (vi) with respect to the Disputed MCE Systems, the determination of the Closing Adjustment Amount (calculated as to each such Disputed MCE System separately as if it were its own Specified Business and assuming the Net Liabilities Adjustment Amount for each such Disputed MCE System is zero) shall be made in accordance with Section 2.8 except that the Subscriber Cap shall not apply to the determination of the Subscriber Adjustment Amount and there shall be no adjustment to the Purchase Price at the Closing as a result of such determination (the amount by which the Purchase Price would have been adjusted (expressed as a negative if decreased and as a positive if increased) in respect of each such Disputed MCE System as determined pursuant to this clause (vi), the “Initial Disputed MCE System Adjustment Amount”).

     (b) With respect to any Disputed MCE System, Seller shall (i) use commercially reasonable efforts to cause each such Disputed MCE System to be bound by a written management agreement with Buyer (or its designee) as of the Closing, in form and substance reasonably acceptable to Buyer and Seller (each such agreement, an “MCE Management Agreement”) and (ii) continue during the succeeding 15 months (the “MCE Period”) using commercially reasonable efforts to obtain full direct or indirect ownership of, and an MCE Discharge with respect to, such Disputed MCE System (it being understood that, for purposes of this Section 2.9(b), if Seller has the right to cause the transfer of good and marketable title to the Assets of any Group 2 System (free and clear of all Encumbrances other than Permitted Encumbrances) to Buyer (or has otherwise arranged for such transfer to occur at the MCE Closing to the reasonable satisfaction of Buyer), such Disputed MCE System shall be deemed to be wholly owned by Seller) (an “MCE Resolution”). Buyer shall not have any obligation to enter into an MCE Management Agreement unless Buyer is provided with reasonably satisfactory evidence of (A) the enforceability of such MCE Management Agreement from and after the Closing, (B) the authority of the counterpart(ies) to enter into and perform such MCE Management Agreement and to bind such Disputed MCE System and (C) the creditworthiness of such Group 2 System (or such other Person who or such instrument that guarantees the Liabilities of such Group 2 System pursuant to the applicable MCE Management Agreement). Seller shall notify Buyer of any MCE Resolution as promptly as practicable and in any event within three Business Days of obtaining any such MCE Resolution and shall provide Buyer with such information and documentation related thereto as Buyer reasonably requests.

     (c) As to any Disputed MCE System that is the subject of an MCE Resolution that occurs prior to the expiration of the MCE Period, and with respect to which (i) Buyer (or its designee) enters into an MCE Management Agreement that has not been terminated in accordance with its terms (other than by Seller as a direct result of a breach by Buyer (or its designee)) or rejected and remains in full force and effect until the completion of the MCE Closing (a “Buyer Managed MCE System”) or (ii) Buyer (or its designee) does not enter into such an MCE Management Agreement but, within 60 days of such MCE Resolution, Buyer makes an election to purchase such Disputed MCE System, the parties agree that Seller shall sell, or cause to be sold, to Buyer and Buyer shall purchase from Seller (or the applicable transferor which Seller causes to sell) the Assets of such Disputed MCE Systems in exchange for an amount of cash equal to the Final MCE Purchase Price to be delivered by wire transfer of immediately available funds to one or more accounts designated by Buyer, at a single closing (the “MCE Closing”) that, subject to satisfaction of the conditions set forth in Sections 6.1, 6.2 (other than, without limiting Section 2.9(d)(ii), Sections 6.2(a), 6.2(f) (but only if Buyer is a Proximate Cause Party) and 6.2(h)) and 6.3 (other than, without limiting Section 2.9(d)(ii) and Section 6.3(a)) (applied with respect to such Disputed MCE Systems (treating such Systems as a Specified Business) mutatis mutandis), shall occur on the fifth Business Day following the earlier of (A) the expiration of the MCE Period and (B) the date all Disputed MCE Systems have been subject to an MCE Resolution; provided, however, that 4% of the cash so delivered will be deposited in the Escrow Account. At the MCE Closing, the parties will assign or assume, as applicable, the Transferred Assets and Assumed Liabilities with respect to each such Disputed MCE System (treating such System as a Specified Business) that would have been assigned and assumed as if the Closing had been delayed until the date of the MCE Closing and shall execute such conveyance, assumption and other instruments as are required pursuant to Sections 2.11 and 2.12 (applied with respect to such Disputed MCE Systems (treating such Systems as a Specified Business) and applied with respect to the MCE Purchase Shares (treating such MCE Purchase Shares as Purchase Shares) mutatis mutandis. For purposes of determining the Disputed MCE System Adjustment Amount, the Net Liabilities Adjustment Amount in respect of each such Disputed MCE System shall be determined as of the date of the MCE Closing in accordance with Section 2.8 applied mutatis mutandis (treating each such System as a Specified Business).

     (d) In connection with the transfer to Buyer of any Disputed MCE Systems, (i) Assumed Liabilities related to such Disputed MCE Systems shall be deemed to have been assumed effective as of the date of the MCE Closing only, and (ii) at, and as a condition to, the MCE Closing, (A) Seller shall be deemed to have restated the representations and warranties in Article III in respect of such Disputed MCE Systems (x) with respect to the Class 2 Representations and Warranties, as of the date made and as of the Closing, and (y) with respect to the Class 1 Representations and Warranties, as of the date made and as of the MCE Closing, (B) Seller shall deliver to Buyer a certificate certifying to the satisfaction of Section 6.2(a) with respect to such Disputed MCE Systems (treating such Disputed MCE Systems as if they were a Specified Business and multiplying all applicable monetary and materiality thresholds by the MCE Fraction) (x) with respect to the Class 2 Representations and Warranties, as of the Closing, and (y) with respect to the Class 1 Representations and Warranties, as of the MCE Closing, (C) Article VII shall apply to such Disputed MCE Systems mutatis mutandis (including by multiplying the applicable basket and cap amounts by the MCE Fraction), provided, that, notwithstanding Section 7.1, all the representations and warranties in Article III shall, with respect to such Disputed MCE Systems, survive the MCE Closing until the expiration of the later of the survival period in Section 7.1 and twelve months after the date of the MCE Closing (and the Buyer Indemnification Deadline shall be extended with respect to such Disputed MCE Systems by a corresponding period) and (D) Sections 2.13 and 5.10 shall apply mutatis mutandis. For purposes of any covenants in this Agreement governing the parties hereto following the Closing and any Ancillary Agreement, any Assets related to any such Disputed MCE Systems which are transferred to Buyer after Closing under this Section 2.9 shall become part of the Group 2 Business as of the time of the MCE Closing.

     Section 2.10 Closing. The Closing shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064 at 10:00 a.m., New York City time, on the last Business Day of the calendar month in which the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived, unless such conditions have not been so satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) by the fifth Business Day preceding the last Business Day of such calendar month, in which case the Closing shall take place on the last Business Day of the next calendar month (or at such other time and place as the parties hereto may mutually agree); provided, however, that the Closing shall not occur prior to the earliest of (a) immediately following the closing of the Redemption under the Friendco Parent Redemption Agreement, (b) 30 days following the date on which the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived (provided, that the Outside Date or the Extended Outside Date, as the case may be, shall be extended to the last Business Day of the calendar month in which the end of such 30-day period occurs if the Outside Date or Extended Outside Date, as the case may be, would otherwise occur prior to such last Business Day), and (c) the termination of the Friendco Parent Redemption Agreement. The date on which the Closing occurs is called the “Closing Date.”

     Section 2.11 Deliveries by Buyer. At the Closing, Buyer shall:

     (a) deliver to Seller, the Purchase Price less the Aggregate Buyer Discharge Amount and less the Escrow Amount to be delivered at Closing, in immediately available funds by wire transfer to an account which has been designated by Seller at least two Business Days prior to the Closing Date;

     (b) deliver to the Escrow Agent the Escrow Amount in immediately available funds by wire transfer to the Escrow Agent, to be held by the Escrow Agent in the Escrow Account;

     (c) cause each Buyer JV Partner to deliver to its applicable Transferred Joint Venture Parent the Buyer Discharge Amount applicable to such Transferred Joint Venture Parent in immediately available funds by wire transfer to an account for such Transferred Joint Venture Parent which has been designated by Seller at least two Business Days prior to the Closing Date and;

     (d) deliver to Seller (or to the applicable Affiliate of Seller), with respect to each Specified Business, such bills of sale, instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Seller and Buyer, as may be reasonably necessary to effect, in each case in accordance with the terms of this Agreement (x) the assumption by Buyer of the Assumed Liabilities Related to such Specified Business (other than Assumed Liabilities retained by any Transferred Joint Venture Entity) and (y) the conveyance, transfer and assignment to Buyer of the Transferred Assets Related to such Specified Business (other than the Transferred Assets held by any Transferred Joint Venture Entity), including the following:

     (i) a duly executed counterpart of one or more Bills of Sale;

     (ii) a duly executed counterpart of one or more Assignment and Assumption Agreements;

     (iii) evidence of the obtaining of, or, with respect to Buyer Required Approvals that only require notice or filing, the notice or filing with respect to, the Buyer Required Approvals;

     (iv) with respect to each Transferred Joint Venture Parent, a duly executed counterpart of a JV Interest Assignment Agreement;

     (v) a duly executed counterpart of one or more Transferred Investment Assignment Agreements;

     (vi) a duly executed counterpart of one or more Intellectual Property Assignment Agreements;

     (vii) a duly executed counterpart of one or more Lease Assignment Agreements;

     (viii) a duly executed counterpart of one or more Sublease Assignment Agreements;

     (ix) a duly executed counterpart of one or more Rights-of-Way Assignment Agreements;

     (x) the certificate to be delivered pursuant to Section 6.3(d);

     (xi) a duly executed counterpart of the Escrow Agreement; and

     (xii) duly executed counterparts of such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Buyer and Seller, as may be reasonably required to give effect to this Agreement.

     Section 2.12 Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer, with respect to each Specified Business, such bills of sale, instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Seller and Buyer, as may be reasonably necessary to effect, in each case in accordance with the terms of this Agreement (w) the assumption by Buyer of the Assumed Liabilities Related to such Specified Business (other than Assumed Liabilities retained by any Transferred Joint Venture Entity), (x) the conveyance, transfer and assignment to Buyer of the Transferred Assets Related to such Specified Business (and the retention by each Transferred Joint Venture Entity of the Transferred Assets to be retained by such Transferred Joint Venture Entity), (y) in the case of the Group 1 Business, the assumption by the applicable Seller JV Partner of all Liabilities of such Transferred Joint Venture Parent and its Subsidiaries (other than any such Liabilities that constitute Assumed Liabilities) and the assumption by Seller or its Affiliate (other than a Transferred Joint Venture Entity or the Palm Beach Joint Venture) of all other Excluded Liabilities to which the Group 1 Business is subject and (z) in the case of Group 1 Business, the conveyance, transfer and assignment to Seller of all Excluded Assets held by any Transferred Joint Venture Entity, including the following:

     (a) a duly executed counterpart of one or more Bills of Sale;

     (b) a duly executed counterpart of one or more Assignment and Assumption Agreements;

     (c) a duly executed counterpart of one or more Transferred Investment Assignment Agreements;

     (d) a duly executed counterpart of one or more Intellectual Property Assignment Agreements;

     (e) a duly executed counterpart of one or more Lease Assignment Agreements;

     (f) a duly executed counterpart of one or more Sublease Assignment Agreements;

     (g) a duly executed counterpart of one or more Rights-of-Way Assignment Agreements;

     (h) special warranty deeds (or local equivalent) in respect of the Transferred Owned Real Property Related to such Specified Business;

     (i) with respect to each Transferred Joint Venture Parent, a duly executed counterpart of a JV Interest Assignment Agreement;

     (j) such instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Buyer and Seller, as may be necessary to effect the assumption by Seller or its Affiliate (other than any Transferred Joint Venture Entity or the Palm Beach Joint Venture) of all Liabilities of such Transferred Joint Venture Parent and its Subsidiaries (other than any such Liabilities that constitute Assumed Liabilities) in accordance with Section 2.2;

     (k) duly executed certifications from Seller and each Subsidiary that in this Transaction will be a transferor described in Treasury Regulations Section 1.1445 -1(g)(3) that Seller and such Subsidiaries are not foreign Persons within the meaning set forth in Treasury Regulation Section 1.1445 -2(b)(2)(iii)(A); it being understood that, notwithstanding anything to the contrary contained herein, if Seller fails to provide Buyer with such certifications, Buyer shall be entitled to withhold a portion of the Purchase Price in accordance with Section 1445 of the Code and the applicable Treasury Regulations;

     (l) the Books and Records Related to such Specified Business that are Transferred Assets (it being understood that Books and Records located on real property interests conveyed to Buyer at the Closing shall be deemed delivered pursuant to this Section 2.12(l));

     (m) evidence of the obtaining of, or, with respect to Seller Required Approvals that only require notice or filing, the notice or filing with respect to, the Seller Required Approvals or any LFA Approvals, in each case, Related to such Specified Business;

     (n) the certificate to be delivered pursuant to Section 6.2(d);

     (o) a certified copy of the Confirmation Order (including any amendments thereto);

     (p) duly executed counterparts of instruments providing Buyer the limited, irrevocable right, in the name, place and stead of Seller and any of its Affiliates, as attorney-in-fact of Seller and any of its Affiliates, to cash, deposit, endorse or negotiate checks received on or after the Closing Date made out to Seller or any of its Affiliates in payment for cable television, high speed Internet, telephony and related services and charges provided by the Specified Systems Related to such Specified Business, and evidence of written instructions to the lock-box service provider or similar agents of Seller and any of its Affiliates to promptly forward to Buyer upon receipt all such cash, deposits and checks representing accounts receivable of such Specified Systems;

     (q) to the extent available using commercially reasonable efforts, (i) subject only to Permitted Encumbrances, such certificates and affidavits of Seller or its applicable Affiliate as may be reasonably requested by Buyer’s title insurance company necessary and satisfactory to Buyer in connection with the issuance of title insurance with respect to any Owned Real Property or Leased Real Property Related to such Specified Business and (ii) customary gap indemnities covering Seller’s acts for the period between Closing and the recording of the applicable deed or assignment of lease with respect to such Owned Real Property or Leased Real Property; provided, that, except with respect to the customary gap indemnities described in clause (ii) above, such certificates or affidavits shall be deemed not to have been reasonably requested if they would increase, in each case other than in a de minimis manner, the Liability of Seller or any of its Affiliates beyond the liability that would be incurred by Seller or its applicable Affiliates under a special warranty deed or would contain representations that are more extensive than those set forth in this Agreement;

     (r) the Transferred Cash Related to such Specified Business (other than any Transferred Cash retained by any Transferred Joint Venture Entity) in immediately available funds by wire transfer to an account which has been designated by Buyer at least two Business Days prior to the Closing Date (it being understood that Transferred Cash shall be deemed delivered if it is either (i) located on real property interests being conveyed to Buyer at Closing or (ii) held in accounts assigned to Buyer pursuant to duly executed instruments of assignment that are reasonably satisfactory to Buyer);

     (s) stock certificates (or other comparable evidence of ownership, if issued) representing the Transferred Investments Related to such Specified Business,

duly endorsed for transfer or accompanied by executed stock transfer powers or other appropriate instruments of assignment and transfer;

     (t) a duly executed counterpart of the Escrow Agreement; and

     (u) duly executed counterparts of such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Buyer and Seller, as may be reasonably required to give effect to this Agreement.

     Section 2.13 Non-Assignability of Assets.

     (a) Without limiting Sections 6.1(f) and 6.2(e), if and to the extent that the transfer or assignment from Seller or any of its Affiliates to Buyer of any Transferred Asset (other than any JV Interests or any Transferred Asset held by a Transferred Joint Venture Entity) would be a violation of applicable Law with respect to such Transferred Asset or otherwise adversely affect the rights of the applicable transferee thereunder as a result of the failure to obtain or make any consent, approval, waiver, authorization, notice or filing required to be made in connection with the Transaction, then the transfer or assignment to Buyer of such Transferred Asset (each, a “Delayed Transfer Asset”) shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or Authorizations have been made or obtained; it being understood that no adjustment to the Purchase Price will be made as a result of the failure to transfer or assign any Delayed Transfer Asset.

     (b) If the transfer or assignment of any Transferred Asset (other than any JV Interests or a Transferred Asset held by a Transferred Joint Venture Entity or, at the Closing, a Transferred Asset Related to a Disputed MCE System) intended to be transferred or assigned hereunder is not consummated prior to or at the Closing as a result of the failure to obtain any Authorization, then Seller or its Affiliate shall thereafter, directly or indirectly, hold such Transferred Asset for the use and benefit of Buyer (at the expense of Buyer), insofar as reasonably possible. In addition, to the extent not prohibited by Law, Seller shall take or cause to be taken such other actions as may be reasonably requested by Buyer in order to place Buyer, insofar as reasonably possible, in the same position as if such Transferred Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Transferred Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Transferred Asset, are to inure from and after the Closing to Buyer. To the extent permitted by Law and to the extent otherwise permissible in light of any required Authorization, Buyer shall be entitled to, and shall be responsible for, the management of any Transferred Assets not yet transferred to it as a result of this Section 2.13 and the parties hereto agree to use commercially reasonable efforts to cooperate and coordinate with respect thereto.

     (c) If and when the Authorizations, the absence of which caused the deferral of transfer of any Transferred Asset pursuant to this Section 2.13, are obtained, the transfer of the applicable Transferred Asset to Buyer shall automatically and without further action be effected in accordance with the terms of this Agreement and the applicable Ancillary Agreements.

     (d) Prior to the Closing Date, Seller shall deliver to Buyer a list identifying, in reasonable detail and to the Knowledge of Seller, the Delayed Transfer Assets and the Authorizations required therefor.

     (e) The parties hereto further agree that, assuming as set forth in Section 2.13(b) that all or substantially all of the benefits and burdens relating to the Transferred Assets inure to Buyer, (i) any Delayed Transferred Assets referred to in this Section 2.13(e) shall be treated for all income Tax purposes as Assets of Buyer and (ii) neither Buyer nor Seller shall take, and each of Buyer and Seller shall prevent any of their respective Affiliates from taking, any position inconsistent with such treatment for any income Tax purposes (unless required by a change in applicable income Tax Law or a good faith resolution of a contest).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller represents and warrants to Buyer that except as set forth on the Seller Disclosure Schedule, as of the date hereof and as of the Closing:

     Section 3.1 Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its Assets, and to carry on each Specified Business as currently conducted. Seller is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the Transferred Assets or the conduct of each Specified Business requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Prior to the date hereof, Seller has made available to Buyer a true and complete copy of Seller’s certificate of incorporation and bylaws, each as amended and in effect as of the date hereof.

     Section 3.2 Subsidiaries, Transferred Joint Venture Entities and Transferred Investments.

     (a) Schedule 3.2(a) of the Seller Disclosure Schedule sets forth a true and complete list of each Asset Transferring Subsidiary, together with its jurisdiction of organization. The Asset Transferring Subsidiaries are the only Subsidiaries of Seller that have any right, title or other interest in or to the Assets of Seller and its Affiliates (other than the Transferred Joint Venture Entities) that are Related to the Acquired Business. Except for the Non-Debtor Subsidiaries, all of the Asset Transferring Subsidiaries and Intermediate Subsidiaries are Debtors. Each Transferred Joint Venture Entity, each Asset Transferring Subsidiary and each Intermediate Subsidiary is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and, in the case of the Transferred Joint Venture Entity and the Asset Transferring Subsidiaries, has all requisite corporate or similar power and authority to own, lease and operate its Assets and to carry on its portion of each Specified Business as currently conducted, except for failures to be in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Transferred Joint Venture Entities, each Asset Transferring Subsidiary and each Intermediate Subsidiary is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership or operation of its Assets or the conduct of its business requires such qualification, except for failures to be so duly organized, validly existing, qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), (i) Seller owns, directly or indirectly, through one or more other Subsidiaries (each such Subsidiary that is not also an Asset Transferring Subsidiary is referred to herein as an “Intermediate Subsidiary”), all right, title and interest in and to all of the outstanding Equity Securities of the Asset Transferring Subsidiaries and (ii) all of the outstanding Equity Securities of the Asset Transferring Subsidiaries and Intermediate Subsidiaries have been duly authorized, and are validly issued, fully paid and non-assessable. Except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), Seller has, directly or indirectly, good and valid title to the Equity Securities of each Asset Transferring Subsidiary and each Intermediate Subsidiary, free and clear of all Encumbrances, other than Permitted Encumbrances.

     (b) Schedule 3.2(b) of the Seller Disclosure Schedule sets forth a true and complete list of (i) each Transferred Joint Venture Parent and each Transferred Joint Venture Subsidiary, together with its jurisdiction of authorization, (ii) each Transferred Joint Venture Entity’s authorized and outstanding Joint Venture Securities, (iii) the Joint Venture Securities held by Seller and its Affiliates, and the Joint Venture Securities held by other Persons in each Transferred Joint Venture Parent and (iv) the Joint Venture Securities held by each Transferred Joint Venture Parent and by each Transferred Joint Venture Subsidiary in each Transferred Joint Venture Subsidiary. Except as set forth in Schedule 3.2(b) of the Seller Disclosure Schedule, there are no outstanding Equity Securities of any Transferred Joint Venture Entity (“Joint Venture Securities”). All of the Joint Venture Securities have been duly authorized, and are validly issued, fully paid and non-assessable.

     (c) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which Seller or any of its Affiliates, is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any Joint Venture Securities, and no securities or obligations evidencing such Joint Venture Securities are authorized, issued or outstanding, except in each such case as set forth in any JV Documents. Except as set forth in the JV Documents, none of the Joint Venture Securities are subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such Joint Venture Securities. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of any of the Joint Venture Securities. Seller has provided or made available to Buyer complete copies of the JV Documents.

     (d) Except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), Seller or its Affiliate has good and valid title to the JV Interests, free and clear of all Encumbrances, other than Encumbrances existing under the JV Documents, and at the Closing Seller or its Affiliate will deliver to Buyer good and valid title to the JV Interests, free and clear of all Encumbrances, other than Encumbrances existing under the JV Documents and those created by Buyer or any of its Affiliates (other than, prior to the Closing, any Transferred Joint Venture Entity or the Palm Beach Joint Venture). Except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), the relevant Transferred Joint Venture Parent (as set forth in Schedule 3.2(b) of the Seller Disclosure Schedule) has (and immediately after the Closing will have), directly or indirectly, good and valid title to all of the Joint Venture Securities of the Transferred Joint Venture Subsidiaries, free and clear of any Encumbrances other than Encumbrances existing under the JV Documents.

     (e) Except as set forth in Schedule 3.2(b) of the Seller Disclosure Schedule, no Transferred Joint Venture Entity owns, directly or indirectly, any capital stock or other equity interests of any Person or has any direct or indirect equity or ownership interest in any business, or is a member of or participant in any partnership, joint venture or similar Person.

     (f) At the time of the Closing, no Transferred Joint Venture Entity shall: conduct any business or operations other than the applicable Joint Venture Business. There are no Assets or Liabilities of any Transferred Joint Venture Entity that Relate to the Group 2 Business, the Friendco Business or to a Joint Venture Business other than the Joint Venture Business applicable to such Transferred Joint Venture Entity. None of Seller or its Affiliates (other than any Transferred Joint Venture Entity) owns any Transferred Asset Primarily Related to any Joint Venture Business.

     (g) Schedule 3.2(g) of the Seller Disclosure Schedule sets forth a true and complete list of each Investment Entity, the Equity Securities of Seller and its Affiliates in each Investment Entity and, to the Knowledge of Seller, with respect to those Investment Entities identified on Schedule 3.2(g)(i) of the Seller Disclosure Schedule, the jurisdiction of organization and authorized and outstanding Equity Securities of such Investment Entities. Seller has provided or made available to Buyer true and complete copies of the Investment Documents. Except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), the outstanding Equity Securities held by Seller or any of its Affiliates in respect of each Transferred Investment identified on Schedule 3.2(g)(i) of the Seller Disclosure Schedule and, to the Knowledge of Seller, in respect of any other Investment Entities, have been duly authorized, and are validly issued, fully paid and non-assessable.

     (h) Except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), Seller has good and valid title to the Transferred Investments, free and clear of all Encumbrances, other than as set forth in any Investment Document, and upon delivery by Seller and/or any of its Affiliates of the Transferred Investments at Closing, good and valid title to the Transferred Investments, free and clear of all Encumbrances, other than as set forth in any Investment Document and those resulting from Buyer’s ownership, will pass to Buyer. Except for the Transferred Investments, none of Seller or any of its Affiliates owns, directly or indirectly, any Equity Securities of any Person (other than a Subsidiary of Seller) or has any direct or indirect equity or ownership interest in any business (other than any business operated by a Subsidiary of Seller), or is a member of or participant in any partnership, joint venture or similar Person (other than a Subsidiary of Seller) that is Related to the Acquired Business or the Friendco Business.

     Section 3.3 Corporate Authorization.

     (a) Seller has, with respect to Section 5.8 and Article VIII, full corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder. The execution, delivery and performance by Seller of this Agreement, with respect to Section 5.8 and Article VIII, have been duly and validly authorized and no additional corporate, shareholder or similar authorization or consent is required in connection with the execution, delivery and performance by Seller of this Agreement.

     (b) Without limiting Section 3.3(a), subject to the entry of the Confirmation Order and its effectiveness at the Closing, (i) Seller has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder and (ii) the execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it is a party have been duly and validly authorized and no additional corporate, shareholder or similar authorization or consent is required in connection with the execution, delivery and performance by Seller of this Agreement or any of the Ancillary Agreements to which it is a party.

     (c) Each Affiliate of Seller has or prior to the Closing will have, subject to the entry of the Confirmation Order and its effectiveness at the Closing, full corporate, partnership or similar power and authority to execute and deliver each Ancillary Agreement or Closing document to which it is (or will be) a party and to perform its obligations thereunder. Subject to the entry of the Confirmation Order, the execution, delivery and performance by each Affiliate of Seller of each Ancillary Agreement or Closing document to which it is (or will be) a party has been or prior to the Closing will have been duly and validly authorized, and no additional corporate authorization or consent is or will be required in connection with the execution, delivery and performance by any Affiliate of Seller of the Ancillary Agreements or Closing documents to which such Affiliate is (or will be) a party or signatory.

     (d) At a meeting duly called and held, the Board and the board of directors (or similar governing body) of each Asset Transferring Subsidiary has by the requisite vote: (i) determined that this Agreement and the Transaction are in the best interests of Seller, such Asset Transferring Subsidiaries and their respective stakeholders, (ii) approved and adopted this Agreement and (iii) resolved to cause each Asset Transferring Subsidiary to perform its obligations under the Ancillary Agreements to which it is (or will be) a party.

     Section 3.4 Consents and Approvals. No consent, approval, waiver, authorization, notice or filing is required to be obtained by Seller or any of its Affiliates from, or to be given by Seller or any of its Affiliates to, or made by Seller or any of its Affiliates with, any Person (and assuming solely for this purpose that all Contracts Related to the Acquired Business shall constitute Assigned Contracts but, for purposes of Section 6.2(a) only, excluding any Contract that is not an Assigned Contract if the consent, approval, waiver, authorization, notice or filing is required only to the extent such Contract would have been an Assigned Contract), in connection with (a) the execution, delivery and performance by Seller or any of its Affiliates of Section 5.8 and Article VIII and (b) other than the entry by the Bankruptcy Court of the Confirmation Order (or the entry of an order pursuant to section 365(f) of the Bankruptcy Code authorizing the assumption and, if applicable, assignment of Assigned Contracts), the execution, delivery and performance by Seller or any of its Affiliates of the remainder of this Agreement and the Ancillary Agreements to which it is (or will be) a party, other than, in the case of this clause (b) only, the consents, approvals, waivers, authorizations, notices or filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 3.5 Non-Contravention. The execution, delivery and performance by Seller and its Affiliates of this Agreement and the Ancillary Agreements to which they are a party, and the consummation of the transactions contemplated hereby and thereby (and assuming solely for this purpose that all Contracts Related to the Acquired Business shall constitute Assigned Contracts but, for purposes of Section 6.2(a) only, excluding any Contract that is not an Assigned Contract), do not and will not (a) violate any provision of the articles of incorporation, bylaws or other organizational documents of Seller or any of its Affiliates, (b) assuming (i) the entry of the Confirmation Order (or the entry of an order pursuant to section 365(f) of the Bankruptcy Code authorizing the assumption and, if applicable, assignment of Assigned Contracts), and (ii) the receipt of all consents, approvals, waivers and authorizations and the making of the notices and filings set forth on Schedule 3.4 of the Seller Disclosure Schedule with respect to any Person which is not a Government Entity or Self-Regulatory Organization (which assumption shall not apply to Section 5.8 and Article VIII), conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration of any right or obligation of Seller or any of its Affiliates under, or result in a loss of any benefit to which Seller or any of its Affiliates is entitled under, any Contract, or result in the creation of any Encumbrance upon any of the Transferred Assets or give rise to any Purchase Right, in each case, whether after the filing of notice or the lapse of time or both, or (c) assuming the entry of the Confirmation Order and the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings set forth on Schedule 3.4 of the Seller Disclosure Schedule with respect to Government Entities or Self-Regulatory Organizations or required to be made or obtained by Buyer (which assumption shall not apply to Section 5.8 and Article VIII), violate or result in a breach of or constitute a default under any Law to which Seller or any of its Affiliates is subject, or under any Governmental Authorization, except for (which exception shall not apply to Section 5.8 and Article VIII), in the cases of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations, Encumbrances or Purchase Rights that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 3.6 Binding Effect. Subject to the Bankruptcy Court’s entry of the Confirmation Order and its effectiveness at the Closing, this Agreement and each of the Ancillary Agreements dated the date hereof is, and each other Ancillary Agreement will constitute, when executed and delivered by Seller and each Affiliate of Seller party to such agreements and by Buyer and the other parties thereto, a valid and legally binding obligation of Seller and each Affiliate of Seller party to such agreements, enforceable against Seller and each such Affiliate in accordance with their respective terms. Notwithstanding the foregoing, Section 5.8 and Article VIII constitute valid and legally binding obligations of Seller, enforceable against Seller in accordance with their respective terms. Upon the Bankruptcy Court’s entry of the Confirmation Order and subject to its effectiveness at Closing, each of the unexecuted Ancillary Agreements to be entered into on or prior to the Closing Date, when executed and delivered by Seller and each Affiliate of Seller party to such agreements and by Buyer and the other parties thereto, will constitute a valid and legally binding obligation of Seller and each Affiliate of Seller party to such agreements, enforceable against Seller and each such Affiliate in accordance with its terms.

     Section 3.7 Financial Statements.

     (a) Set forth on Schedule 3.7(a) of the Seller Disclosure Schedule is a copy of (i) the consolidated audited balance sheets and audited statements of income, stockholders’ equity and cash flows for Seller and its Affiliates for the fiscal years ended December 31, 2001, December 31, 2002, and December 31, 2003 (the “Audited Financial Statements”), (ii) the unaudited balance sheet and unaudited statements of income, stockholders’ equity and cash flows of each Specified Business, but including the Excluded Assets and the Excluded Liabilities to the extent Related to such Specified

Business, at and for the fiscal year ended December 31, 2003 (but not including, except with respect to the unaudited statements of income, Unallocated Shared Assets and Liabilities), in each case derived from the Audited Financial Statements for the corresponding time period (the “Derivative 2003 Financial Statements”) and (iii) the unaudited balance sheet and unaudited statements of income, stockholders’ equity and cash flows for each Specified Business, but including the Excluded Assets and the Excluded Liabilities Related to such Specified Business, at and for the fiscal year ended December 31, 2004 (but not including, except with respect to the unaudited statements of income, Unallocated Shared Assets and Liabilities) (the “Derivative 2004 Financial Statements”) and (iv) the unaudited balance sheet and unaudited statements of income, stockholders’ equity and cash flows for the Unallocated Shared Assets and Liabilities at and for the fiscal year ended December 31, 2004 (the “Derivative Unallocated 2004 Financial Statements”). The Audited Financial Statements have been prepared from the books and records of Seller and its Affiliates in accordance with GAAP consistently applied (except as may be indicated in the notes thereto), and fairly present, in all material respects, the financial condition and results of operations, stockholders’ equity and cash flows of Seller and its Affiliates (assuming the exclusion of the Group 2 Systems and the MCE Systems (as defined in the Friendco Purchase Agreement) from the Business) as of the dates thereof or for the periods then ended. The Derivative 2003 Financial Statements and the Derivative 2004 Financial Statements have been specially prepared from the books and records of Seller and its Affiliates in accordance with GAAP consistently applied (except as may be indicated in the notes thereto) and fairly present, in all material respects, the financial condition and results of operations, stockholders’ equity and cash flows of each such Specified Business (including the Group 2 Systems) as of the dates thereof or for the periods then ended, subject to the absence of footnotes and similar presentation items therein and excluding the Unallocated Shared Assets and Liabilities (other than the related revenues and expenses). The Derivative Unallocated 2004 Financial Statements have been specially prepared from the books and records of Seller and its Affiliates in accordance with GAAP consistently applied (except as may be indicated in the notes thereto) and fairly present, in all material respects, the Unallocated Shared Assets and Liabilities as of December 31, 2004 or for the period ended thereon.

     (b) The Chief Executive Officer and the Chief Financial Officer of Seller and any Significant Subsidiary of Seller have disclosed, based on their most recent evaluation, to Seller’s auditors and the audit committee of the Board (i) all significant deficiencies in the design or operation of internal controls that could adversely affect Seller’s or any of Seller’s Affiliates’ ability to record, process, summarize and report financial data and have identified for Seller’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s or any of Seller’s Subsidiaries’ internal controls. Copies of all disclosures described in the foregoing sentence have been made available to Buyer. Seller and its consolidated Subsidiaries have established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Seller, including its consolidated Subsidiaries, is made known to Seller’s Chief Executive Officer and its Chief Financial Officer by others within those entities; and such disclosure controls and procedures are effective in alerting Seller’s Chief Executive Officer and its Chief Financial Officer to material information of the nature required to be disclosed in periodic reports pursuant to the Exchange Act in a timely fashion.

     (c) The financial statements prepared by Seller and delivered to Buyer pursuant to Section 5.9(a) shall, when so delivered, be prepared from the books and records of Seller and its Affiliates in accordance with GAAP consistently applied (except as may be indicated in the notes thereto), and fairly present, in all material respects, the financial condition and results of operations, stockholders’ equity and cash flows of each Specified Business as of the dates thereof or the period then ended, subject to, in the case of interim financial statements, normal year-end adjustments and the absence of footnotes and similar presentation items therein.

     (d) The Additional Financial Statements prepared by Seller and delivered to Buyer pursuant to Section 5.9(b) shall, when so delivered, be prepared from the books and records of Seller and its Affiliates in accordance with GAAP consistently applied (except as may be indicated in the notes thereto), and will fairly present, in all material respects, the financial condition and results of operations, stockholders’ equity and cash flows of (i) in the case of the Seller Audited Financial Statements, Seller and its Affiliates (assuming, with respect to any period prior to January 1, 2004, the exclusion of the Group 2 Systems and the MCE Systems (as defined in the Friendco Purchase Agreement) from the Business), (ii) in the case of the Derivative Audited Financial Statements, each such Specified Business and (iii) in the case of the MCE Financial Statements, the Group 2 Systems, in each case as of the dates thereof or for the periods then ended, subject, solely in the case of the MCE Financial Statements, to the absence of footnotes and similar presentation items therein.

     Section 3.8 Litigation and Claims.

     (a) Except (i) to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge) and, to the Knowledge of Seller, not arising from actions, omissions or circumstances continuing as of the Closing and affecting or otherwise relating to Seller or any of its Affiliates, the Transferred Assets or any Specified Business and (ii) for the SEC/DOJ Matters and the pendency of the Reorganization Case, there are no civil, criminal or administrative actions, suits, demands, claims, hearings, proceedings or investigations pending against, or, to the Knowledge of Seller, threatened against or affecting, or otherwise relating to Seller or any of its Affiliates, the Transferred Assets, any Specified Business or the Transaction, other than those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (b) Except (i) to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge) and, to the Knowledge of Seller, not arising from actions, omissions or circumstances continuing as of the Closing and affecting or otherwise relating to Seller or any of its Affiliates, the Transferred Assets or any Specified Business and (ii) for the SEC/DOJ Matters and the pendency of the Reorganization Case, none of Seller, any of its Affiliates or any of the Transferred Assets is subject to any order, writ, judgment, award, injunction or decree of any court or governmental or regulatory authority of competent jurisdiction or any arbitrator or arbitrators, other than those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 3.9 Taxes.

     (a) All material Tax Returns with respect to any Transferred Joint Venture Entity or to any Transferred Assets that are required to be filed have been filed (or extensions have been duly obtained) and all amounts shown to be due and owing or to be withheld thereon have been duly and timely paid or withheld as the case may be (except for the period prior to the commencement of the Reorganization Case that may not be paid except pursuant to a Plan); provided, that, solely for purposes of Section 6.2(a), this Section 3.9(a) shall be qualified by the Knowledge of Seller.

     (b) There is no material lien for Taxes upon any of the Transferred Assets nor is any taxing authority in the process of imposing, or has threatened to impose, any material lien for Taxes on any of the Transferred Assets, other than liens for Taxes that are not yet due and payable or for Taxes the validity or amount of which is being contested by Seller or one of its Affiliates in good faith by appropriate action and for which appropriate provision has been made in accordance with GAAP; provided, that, solely for purposes of Section 6.2(a), this Section 3.9(b) shall be qualified by the Knowledge of Seller.

     (c) Seller and its Affiliates have each withheld from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate taxing authority proper and accurate amounts in all material respects for all taxable periods, or portions thereof, ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable laws and have each complied in all material respects with all withholding Tax information reporting provisions of all applicable Laws; provided, that, solely for purposes of Section 6.2(a), this Section 3.9(c) shall be qualified by the Knowledge of Seller.

     (d) Except as set forth on Schedule 3.9(d) of the Seller Disclosure Schedule, (i) none of Seller, any Affiliate of Seller or any member of the Tax Group of which Seller is the common parent has executed or filed with any Tax Authority any consent, agreement or other document extending or having the effect of extending the period for filing any Tax Return with respect to any Transferred Joint Venture Entity (other than routine six-month extensions of the time for filing income Tax Returns), or assessment or collection of any Taxes with respect to any Transferred Joint Venture Entity, (ii) there is no material action, suit, proceeding, investigation, audit or claim relating to Taxes currently pending with respect to any Transferred Joint Venture Entity, and neither Seller, any Affiliate of Seller or a Tax Group of which Seller is the common parent has received any written notice of the commencement of any such action, suit, proceeding, investigation, audit or claim, (iii) all material deficiencies in Taxes that have been claimed, proposed or asserted against any Transferred Joint Venture Entity have been paid in full, (iv) no Person currently holds, with respect to the Tax Returns filed or to be filed prior to the Closing Date, powers of attorney from Seller, any Affiliate of Seller or any member of a Tax Group of which Seller is the common parent with respect to any Transferred Joint Venture Entity, and (v) no Transferred Joint Venture Entity is a party to, is bound by or has any obligation under any Tax sharing or similar agreement; provided, that, solely for purposes of Section 6.2(a), this Section 3.9(d) shall be qualified in its entirety by the Knowledge of Seller.

     (e) Schedule 3.9(e) of the Seller Disclosure Schedule sets forth a list of all jurisdictions (whether foreign or domestic) in which any Transferred Joint Venture Entity currently files Tax Returns.

     (f) No Transferred Joint Venture Entity has made an election to be treated as a corporation for United States federal income Tax purposes.

     (g) No Asset of a Transferred Joint Venture Entity nor any Transferred Asset: (i) is property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

     (h) As of the date hereof, (i) Western (a) has never reported any item of income, gain, loss, deduction or credit for Tax purposes nor (b) has it reported any assets or liabilities on a Tax Return, in the case of (a) and (b), in an amount greater than $3,500; (ii) none of the business operations of Parnassos have been reported on a Tax Return relating to Western; (iii) neither Seller nor any of its Affiliates has reported Western as a party to any “partnership division” within the meaning of Treas. Reg. Sec. 1.708 -1(d); and (iv) the information included in the restated financial statement of Seller published on December 23, 2004 would not cause Seller to change the reporting described in clauses (i), (ii) and (iii).

     (i) As of the date hereof, since January 1, 2002, Seller has not reported any Subsidiary of a Transferred Joint Venture Parent as an entity that is separate and apart from its owner for U.S. federal income Tax purposes.

     Section 3.10 Employee Benefits.

     (a) All benefit and compensation plans, programs, contracts, policies, agreements or arrangements, including any trusts (including any trusts required in the future as a result of the Transaction or otherwise), trust instruments, funding arrangements or insurance contracts, any “employee benefit plans” within the meaning of

Section 3(3) of ERISA, including any multiemployer pension plans within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), any pension, profit-sharing, savings, retirement, deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus, workers’ compensation, short term disability, sick leave, group insurance, hospitalization, medical, dental, life, cafeteria or flexible spending, vacation, continuity, sale bonus, retention, fringe benefit, employee loan and severance plans and all employment, collective bargaining, consulting, severance and change in control agreements, plans, policies, programs or arrangements, whether formal or informal, written or oral, and all amendments thereto, under which (i) any Employee, director or consultant of Seller or any of its Affiliates has any present or future right to benefits and which are contributed to, sponsored by or maintained by Seller or any of its Affiliates, or (ii) Seller or any of its Affiliates has any present or future liability (whether contingent or otherwise) (the “Benefit Plans”), are listed on Schedule 3.10(a) of the Seller Disclosure Schedule. Schedule 3.10(a)(i) of the Seller Disclosure Schedule lists each of the Benefit Plans sponsored or maintained by a Transferred Joint Venture Entity. Each Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service National Office and has been separately identified. Seller has provided or made available to Buyer true and complete copies of all Benefit Plans (or, with respect to any individual employment agreements, shall provide such agreements to Buyer not later than 14 Business Days following the date hereof) and, with respect to each Benefit Plan, to the extent applicable, all related service agreements, summaries, summary plan descriptions, actuarial reports, the most recently filed Forms 5500 and the most recent determination letters.

     (b) All Benefit Plans, other than Multiemployer Plans, have been established, maintained and administered in substantial compliance with all applicable Laws, including ERISA and the Code. Neither Seller nor any of its Affiliates has engaged in a transaction with respect to any Benefit Plan that is subject to ERISA that could subject Seller to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. No actions, suits, claims, litigation, audits, investigations, administrative proceedings or disputes are pending, or, to Seller’s Knowledge threatened, with respect to (i) any Benefit Plan that would be material to any Specified Business or (ii) any Seller stock fund or trust in any Benefit Plan, and, to Seller’s Knowledge, no facts or circumstances exist that could give rise to any such actions, suits, claims, litigation, audits, investigations, administrative proceedings or disputes.

     (c) Neither Seller nor any other entity which, together with Seller, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) contributes to or has in the past six years sponsored, maintained or contributed to any defined benefit pension plan (as defined in Section 3(35) of ERISA) or is subject to Section 412 of the Code or Section 302 of ERISA.

     (d) Neither Seller nor any of its ERISA Affiliates has, within the six years preceding the date of this Agreement, or expects to incur any obligation to contribute to, or any withdrawal liability under Subtitle E of Title IV of ERISA with respect to, a Multiemployer Plan (whether based on contributions of Seller or an ERISA Affiliate) nor do Seller or any of its ERISA Affiliates have any Liabilities under any such plan that remain unsatisfied.

     (e) There has been no amendment to, or announcement by Seller or any of its Affiliates (whether or not written) in respect of the Employees relating to any Benefit Plan which would increase materially the expense of maintaining such Benefit Plan above the level of the expense incurred therefor for the most recent fiscal year, except as would not directly or indirectly adversely affect Buyer.

     (f) Neither Seller nor any of its Affiliates has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Seller or any of its Affiliates, except as required to avoid an excise tax under Section 4980B of the Code or otherwise, or as may be required pursuant to any other applicable Law.

     (g) No Benefit Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers (within the meaning of the SOA).

     (h) As of the date hereof with respect to those Employees listed on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule and as of the date hereof and as of the Closing Date with respect to all other Employees, no Benefit Plan exists that, as a result of the execution of this Agreement or the Transaction (whether alone or in connection with any subsequent event(s)), will (i) entitle any Employee, director or consultant of Seller or any of its Affiliates to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (iii) limit or restrict the right of Seller or any of its Affiliates to merge, amend or terminate any of the Benefit Plans or (iv) result in payments under any of the Benefit Plans which would subject any recipient of the payments to excise taxes under Section 4999 of the Code.

     (i) To the extent that, after the Closing, Buyer operates each Specified Business in the same manner operated by Seller and its Affiliates during the six-month period prior to the Closing, Buyer will not incur any Liability under WARN or any other applicable Law other than on account of any action or inaction taken by Buyer following the Closing Date relating to plant closings or employee separations or severance pay.

     (j) Neither Seller nor any of its Affiliates has any material Liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, except as would not directly or indirectly adversely affect Buyer.

     Section 3.11 Compliance with Laws. Each Specified Business and all of the Transferred Assets have since July 1, 2003 and currently are being conducted, held and operated in compliance with all applicable Laws and Governmental Authorizations, including the Communications Act, the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992, the Telecommunications Act of 1996, the Copyright Act of 1976 and all rules and regulations of the FCC and the United States Copyright Office, except for failures to comply that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since July 1, 2003 and, to the Knowledge of Seller, and except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), prior to July 1, 2003, neither Seller nor any of its Affiliates has received any notice alleging any violation by Seller or any of its Affiliates under any applicable Law for a violation, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Specified Business has all Governmental Authorizations necessary for the conduct of such Specified Business as currently conducted and such Governmental Authorizations are in full force and effect. Nothing in this representation is intended to address any compliance matter that is specifically addressed by Sections 3.10 (Employee Benefits), 3.12 (Environmental Matters), 3.14 (Labor) and 3.17 (Franchises). Schedule 3.11 of the Seller Disclosure Schedule sets forth, with respect to each Specified Business, each Governmental Authorization issued by the FCC, each Governmental Authorization for the provision of telephony services and each other material Governmental Authorization, in each case Related to such Specified Business.

     Section 3.12 Environmental Matters.

     (a) Each Specified Business, the Owned Real Property and the Transferred Assets are in compliance in all material respects with all applicable Environmental Laws and Environmental Permits and there are no material Liabilities under any Environmental Law with respect to any Specified Business, the Owned Real Property or the Transferred Assets.

     (b) As of the date hereof, none of Seller or any of its Affiliates (nor, to Seller’s Knowledge, any predecessor in interest) has received from any Person any notice, demand, claim, letter, citation, summons, order or request for information, relating to any material violation or alleged violation of, or any material Liability under, any Environmental Law in connection with or affecting any Specified Business, the Owned Real Property or the Transferred Assets.

     (c) There are no material complaints filed, penalties assessed, writs, injunctions, decrees, orders or judgments outstanding, or any material actions, suits, proceedings or investigations pending or, to Seller’s Knowledge, threatened, relating to compliance with or Liability under any Environmental Law affecting any Specified Business, the Owned Real Property or the Transferred Assets.

     (d) There are no underground storage tanks, asbestos-containing materials, lead-based products or polychlorinated biphenyls on, at or under any of the

Owned Real Property or Transferred Assets other than in compliance in all material respects with all Environmental Laws; provided, that, solely for purposes of Section 6.2(a), this Section 3.12(d) shall be deemed to exclude any such items of which Seller does not have Knowledge.

     (e) None of the Owned Real Property or the Transferred Assets nor any property to which Hazardous Substances located on or resulting from the use of any Owned Real Property or Transferred Assets have been transported, nor any property to which Seller has, directly or indirectly, transported or arranged for the transportation of any Hazardous Substances is listed or, to Seller’s Knowledge, proposed for listing on the National Priorities List promulgated pursuant to CERCLA, or CERCLIS (as defined in CERCLA) or on any similar federal, state, local or foreign list of sites requiring investigation or cleanup.

     (f) All material Environmental Permits Related to any Specified Business, the Owned Real Property or the Transferred Assets are valid, are in full force and effect, are transferable and, except as would not, individually or in the aggregate, reasonably be expected to be material, will not be terminated or impaired or become terminable as a result of the transactions contemplated hereby.

     (g) As of the date hereof, there has been no material environmental investigation, study, audit, test, review or other analysis conducted of which Seller has Knowledge in relation to any Owned Real Property or the Transferred Assets which has not been delivered to Buyer at least ten days prior to the date hereof.

     Section 3.13 Intellectual Property. Seller and its Affiliates own the Transferred Intellectual Property free and clear of any material Encumbrances other than Permitted Encumbrances. The Transferred Intellectual Property that is Registered is subsisting and enforceable in all material respects. None of the Transferred Intellectual Property or, to the Knowledge of Seller, the Intellectual Property that is provided to Seller and its Affiliates pursuant to the Transferred Intellectual Property Contracts, is subject to any outstanding order, judgment or decree adversely affecting Seller’s or its Affiliates’ use thereof or rights thereto as currently used by Seller and its Affiliates in each Specified Business. Neither Specified Business and none of the Transferred Assets infringes or has infringed or otherwise violates or has violated any Person’s Intellectual Property rights in any material respect. To the Knowledge of Seller, no Person is infringing or otherwise violating any Intellectual Property rights of Seller or its Affiliates in the Transferred Intellectual Property or the Intellectual Property that is provided to Seller and its Affiliates pursuant to the Transferred Intellectual Property Contracts, other than violations that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Immediately after the Closing, Buyer or its designated Affiliate will own the Transferred Intellectual Property and hold the Transferred Intellectual Property Contracts on terms and conditions that are the same in all material respects as those in effect immediately prior to the Closing. None of Seller or any of its Affiliates or any Specified Business has infringed or otherwise violated the Intellectual Property rights of any Person except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 3.14 Labor.

     (a) Except for the Collective Bargaining Agreements, none of Seller or any of its Affiliates is a party to or bound by any labor agreement, union contract or collective bargaining agreement respecting any of the Employees, nor are there any Employees represented by a collectively bargained unit or labor organization who are not covered by a Collective Bargaining Agreement.

     (b) Seller and its Affiliates are in compliance in all material respects with all labor Laws applicable to any Specified Business and the Employees, and are not engaged in any unfair labor practices, as defined in the National Labor Relations Act or other Law applicable to Employees. There are no outstanding unfair labor practice charges pending before the National Labor Relations Board with respect to any Employee.

     (c) There is no pending or, to the Knowledge of Seller, threatened strike, shutdown, dispute, walkout or other work stoppage or any union organizing effort by, or with respect to, any of the Employees.

     Section 3.15 Contracts.

     (a) Schedule 3.15(a) of the Seller Disclosure Schedule contains, with respect to each Specified Business, Seller’s good faith estimate, as of the date hereof, of the number of Contracts (other than Programming Agreements, Franchises and Governmental Authorizations) to which Seller or any of its Affiliates or any of their respective Assets are party, bound or subject which are executory and are Related to such Specified Business. Such list represents Seller’s good faith estimate of the number of such Contracts in each of the categories set forth on Schedule 3.15(a) of the Seller Disclosure Schedule, and indicates as to each category, the number of such Contracts that (i) were entered into prior to the Petition Date, (ii) were entered into following the Petition Date or (iii) Relate to any Specified Business and any other business of Seller or its Affiliates, including any part of the Friendco Business.

     (b) Except as set forth on Schedule 3.15(b) of the Seller Disclosure Schedule, none of the Contracts of Seller or any of its Affiliates Related to a Specified Business contains any of the following terms or provisions (each such term or provision, a “Special Term”):

     (i) consideration payable or receivable by Seller or any of its Affiliates in excess of $100,000 in any twelve month period or in excess of $1,000,000 over the remaining term;

     (ii) limitations on the freedom of Seller or any of its Affiliates to compete in any line of business, with any Person or in any geographic area, and which would limit the freedom of Buyer or any of its Affiliates to do so after the Closing Date if it were an Assigned Contract;

     (iii) so-called “most favored nation” provisions or any similar provision requiring Seller or any of its Affiliates to offer a third party terms or concessions at least as favorable as those offered to one or more other parties, or which would require Buyer or any of its Affiliates to do so after the Closing Date if it were an Assigned Contract;

     (iv) any terms that do not reflect in all material respects those that would be obtained in arm’s length negotiations;

     (v) any exclusivity provision or provision that requires the purchase of all or a given portion of a party’s requirements or any other similar provision that would, in each case, bind Buyer or its Affiliates after the Closing if it were an Assigned Contract;

     (vi) any terms for the benefit of any members of the Rigas family (except terms for the general benefit of holders of Equity Securities in Seller or any of its Affiliates), Seller, any Managed Cable Entity or any of its or their current or former Affiliates or associates (as defined in Rule 405 under the Securities Act), in each case that would continue to benefit any such Person after the Closing if it were an Assigned Contract;

     (vii) any provision relating to the use by third parties of any of the Transferred Assets to provide telephone, Internet or data services other than in Contracts with Subscribers of any such services and other than under the Contracts listed on Schedule 3.15(b)(vii) of the Seller Disclosure Schedule; or

     (viii) with respect to any Contract entered into following entry of the Confirmation Order, any provision that directly or indirectly restricts (or imposes a penalty or loss of benefit upon) the assignment or transfer of the rights or obligations thereunder to Buyer, Friendco or their Affiliates.

     (c) Schedule 3.15(c) of the Seller Disclosure Schedule contains a true and complete list, as of the date hereof, of all Contracts (other than Equipment Leases and Programming Agreements) to which Seller or any of its Affiliates or any of their respective Assets are party, bound or subject that Relate to more than one Specified Business or to both a Specified Business and any part of the Friendco Business.

     (d) Subject to the entry of the Confirmation Order, all Assigned Contracts will be, when assumed by Seller and assigned to Buyer hereunder and under the Confirmation Order, in full force and effect and will be enforceable against each party thereto in accordance with the express terms thereof and any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller or any of its Affiliates existing prior to such assumption and assignment will be fully discharged and Buyer shall have no responsibility therefor except for any Assumed Cure Costs. To the Knowledge of Seller, no other party to any Contract of Seller or any of its Affiliates is in default, violation or breach of such

Contract, and there are no disputes pending or threatened under any such Contract other than those defaults, violations, breaches and disputes that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. In the last five years, none of Seller or any of its Affiliates has made any material claim under any Contract pursuant to which any of the Cable Systems were acquired.

     Section 3.16 Cable System and Subscriber Information.

     (a) Except for the Friendco Transferred Assets, none of Seller or any of its Affiliates, directly or indirectly, owns any Systems other than the Cable Systems listed on Schedule 3.16(a) of the Seller Disclosure Schedule.

     (b) Except for the Group 2 Systems and the Friendco Transferred Assets, none of Seller or any of its Affiliates, directly or indirectly, manages or operates any Systems which it does not, directly or indirectly, wholly own.

     (c) None of Seller or any of its Affiliates, directly or indirectly, owns any Systems that it does not, directly or indirectly, manage and operate.

     (d) Schedule 3.16(d) of the Seller Disclosure Schedule sets forth the aggregate number of Basic Subscribers, Digital Subscribers and HSI Subscribers of each Specified Business (detailed by Cable System) as of December 31, 2004. Each such aggregate number has been determined in accordance with the Seller Subscriber Accounting Policy.

     (e) Schedule 3.16(e) of the Seller Disclosure Schedule sets forth Seller’s policy with respect to calculating subscribers (the “Seller Subscriber Accounting Policy”).

     (f) Schedule 3.16(f) of the Seller Disclosure Schedule sets forth the average total revenue per Basic Subscriber of each Specified Business as of December 31, 2004.

     (g) Schedule 3.16(g) of the Seller Disclosure Schedule sets forth the Basic Subscriber monthly churn rate for each Specified Business as of December 31, 2004.

     (h) Schedule 3.16(h) of the Seller Disclosure Schedule sets forth a true and complete list of the Cost Centers comprising each Specified Business.

     Section 3.17 Franchises.

     (a) Schedule 3.17(a) of the Seller Disclosure Schedule sets forth (i) a true and complete list of each Franchise operated by Seller or any of its Affiliates, detailed by Specified Business, Cable System and Cost Center and (ii) Seller’s good faith estimate of the number of Basic Subscribers served by each such Franchise as of December 31, 2004. Except as disclosed by Seller to Buyer prior to the date of this Agreement, the Cable Systems are in compliance with the applicable Franchises in all material respects. There are no material ongoing or, to the Knowledge of Seller, threatened audits or similar proceedings undertaken by Government Entities with respect to the Franchises.

     (b) Except as disclosed by Seller to Buyer prior to the date of this Agreement, (i) each of the Franchises is in full force and effect in all material respects, and a valid request for renewal has been duly and timely filed under Section 626 of the Communications Act with the proper Government Entity with respect to each of the Franchises that has expired or will expire within 30 months after the date of this Agreement, (ii) notices of renewal have been filed pursuant to the formal renewal procedures established by Section 626(a) of the Communications Act, (iii) there are no applications relating to any Franchises pending before any Government Entity that are material to any Specified Business, (iv) none of Seller or any of its Affiliates has received notice from any Person that any Franchise will not be renewed or that the applicable Government Entity has challenged or raised any material objection to or, as of the date hereof, otherwise questioned in any material respect, a Seller’s request for any such renewal under Section 626 of the Communications Act, and Seller and its Affiliates have duly and timely complied in all material respects with any and all inquiries and demands by any and all Government Entities made with respect to Seller’s or such Affiliates’ requests for any such renewal, (v) none of Seller, any of its Affiliates or any Government Entity has commenced or requested the commencement of an administrative proceeding concerning the renewal of a material Franchise as provided in Section 626(c)(1) of the Communications Act, and (vi) to the Knowledge of Seller, there exist no facts or circumstances that make it likely that any material Franchise shall not be renewed or extended on commercially reasonable terms.

     (c) With respect to the Franchises, none of Seller or any of its Affiliates has made any material commitment to any Government Entity except (i) as set forth in the Contracts listed on Schedule 3.17(c)(i) of the Seller Disclosure Schedule, true and complete copies of which have been made available to Buyer prior to March 31, 2005, and (ii) such other Franchise commitments that (A) are commercially reasonable given the relevant Franchise and locality and (B) do not contain unfulfilled commitments except (1) those commitments reflected in the Budget or the Derivative 2004 Financial Statements (provided, that any commitment so reflected only in part will be deemed to be covered by this exception only to the extent so reflected) and (2) those commitments that are not material relative to Seller’s operations or financial performance in the applicable Franchise area.

     (d) Set forth on Schedule 3.17(d) of the Seller Disclosure Schedule is a list of each Franchise subject to a Purchase Right and except as set forth on such Schedule no such Purchase Right provides for purchase thereunder at a price less than fair market value or a third party offer price.

     Section 3.18 Network Architecture. Schedule 3.18 of the Seller Disclosure Schedule sets forth a true and complete statement (detailed by Cable System) as of December 31, 2004 (or, in the case of clauses (c) and (f), as of the date hereof), of (a) the approximate number of plant miles (aerial and underground) for each headend located in each Specified Business, (b) the approximate bandwidth capability expressed in MHz of each such headend, (c) the stations and signals carried by each such headend and the channel position of each such signal and station, (d) the approximate number of multiple dwelling units served by such Specified Business, (e) the approximate number of homes passed in such Specified Business as reflected in the system records of Seller or any of its Affiliates, (f) a description of basic and optional or tier services available and the rates charged for each such Specified Business, (g) the bandwidth capacity of each Cable System in such Specified Business for each headend, and (h) the municipalities served by each of the Cable Systems in such Specified Business and the public service numbers of such municipalities.

     Section 3.19 Absence of Changes. Since the date of the Most Recent Balance Sheet, Seller and its Affiliates have conducted each Specified Business only in the Ordinary Course, and each Specified Business has not experienced any event, occurrence, condition or circumstance, and, to Seller’s Knowledge, no event, occurrence, condition or circumstance is threatened, other than those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 3.20 Assets.

     (a) Other than the Excluded Assets, the right, title and interest of Seller and its Affiliates in the Transferred Assets constitute all of the Assets of Seller and its Affiliates owned or held by, used or intended for use, leased, licensed, accrued, reserved, allocated or incurred in connection with the conduct of any Specified Business in all material respects as currently conducted and, immediately after the Closing, shall be sufficient for Buyer to continue to operate and conduct such Specified Business in all material respects as currently conducted. At the Closing (after giving effect to the Transaction), Buyer or its designated Affiliate will have good and marketable title to (or in the case of Transferred Assets that are leased, valid leasehold interests in) the Transferred Assets (other than those held by the Transferred Joint Venture Entities) free and clear of any Encumbrances, other than Permitted Encumbrances (or in the case of the Transferred Investments, Encumbrances under the Investment Documents), and those created by Buyer or any of its Affiliates (other than, prior to the Closing, any Transferred Joint Venture Entity or the Palm Beach Joint Venture). At the Closing (after giving effect to the Transaction) the Transferred Joint Venture Entities will have good and marketable title to (or in the case of Transferred Assets that are leased, valid leasehold interests in) the Transferred Assets held by them free and clear of any Encumbrances other than Permitted Encumbrances, in the case of Joint Venture Securities, Encumbrances under the JV Documents, and those created by Buyer or any of its Affiliates (other than, prior to the Closing, any Transferred Joint Venture Entity or the Palm Beach Joint Venture).

     (b) The Shared Assets and Liabilities are the only Assets and Liabilities of Seller or any of its Affiliates that Relate to both of the Specified Businesses or to any Specified Business and any other business of Seller or its Affiliates, including any part of the Friendco Business. The Palm Beach Joint Venture does not hold any Assets that are Primarily Related to any portion of the Business other than the portion of the Business conducted by the Palm Beach Joint Venture. Empire Sports Network has no Assets other than those Primarily Related to its business of operating a regional sports network and has no Assets Primarily Related to the Cable Systems.

     (c) The Friendco Transferred Assets are the only Assets that are Primarily Related to the Cable Systems being purchased by Friendco. None of the Friendco Transferred Assets are Primarily Related to any Specified Business except to the extent Buyer has otherwise so consented. Other than the Friendco Transferred Assets, the Transferred Assets and the Excluded Assets, there are no Assets of Seller or any of its Affiliates Related to the Business.

     (d) Schedule 3.20(d) of the Seller Disclosure Schedule sets forth a true and complete list of all of the material Assets Related to each Specified Business owned, held by, leased or licensed by any Subsidiary of Seller that is not a Debtor.

     (e) Other than the Transferred Joint Venture Entities, the Transferred Investments and the wholly owned Subsidiaries of Seller and as set forth on Schedule 3.20(e) of the Seller Disclosure Schedule, Seller and its Affiliates have no Equity Securities in any Person which holds Assets Primarily Related to the operations and business conducted by the Cable Systems.

Section 3.21 Real Property.

     (a) Schedule 3.21(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of all the Real Property Leases and Real Property Subleases, in each case providing for annual payments in excess of $50,000. Seller has delivered to Buyer true and complete copies of each of such Real Property Leases and Real Property Subleases.

     (b) Schedule 3.21(b) of the Seller Disclosure Schedule sets forth the address and/or location and the general use within each Specified Business of each Owned Real Property and each Leased Real Property listed on Schedule 3.21(a) of the Seller Disclosure Schedule.

     (c) Subject to the entry of the Confirmation Order, all Transferred Real Property Leases and Transferred Rights-of-Way, when assumed by Seller or its Affiliates and assigned to Buyer or its Affiliates (or, in the case of Transferred Real Property Leases and Transferred Rights-of-Way held by any Transferred Joint Venture Entity, when assumed and retained by such Transferred Joint Venture Entity upon completion of the Closing) pursuant to this Agreement and the Confirmation Order, will be in full force and effect and will be enforceable against each party thereto in accordance with the express terms thereof and will not require any consent of any Person or any payment thereunder in respect of such assignment (unless such payment is made by Seller or any of its Affiliates on or prior to the Closing) and any violation, breach or event of default, or event or condition that, after notice or lapse of time or both (to the extent required), would constitute a violation, breach or event of default thereunder on the part of Seller or any of its Affiliates existing prior to such assumption and assignment will be fully discharged and none of Buyer nor any of its Affiliates shall have any responsibility therefor. To the Knowledge of Seller, no other party to any Transferred Real Property Lease or Transferred Right-of-Way is in default, violation or breach of such Transferred Real Property Lease or Transferred Right-of-Way and there are no disputes pending or threatened thereunder other than those defaults, violations, breaches and disputes that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Transferred Owned Real Property nor the Transferred Leased Real Property is subject to any material Real Property Sublease.

     (d) Seller has not received notice and has no Knowledge of any pending, threatened or contemplated material condemnation proceeding affecting the Transferred Owned Real Property or the Leased Real Property or any part thereof, or of any sale or other disposition of the Transferred Owned Real Property or the Leased Real Property or any part thereof in lieu of condemnation.

     Section 3.22 Absence of Liabilities. Except to the extent of any Claims that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge), each Specified Business has no Liabilities and there is no existing condition, situation or set of circumstances that, individually or in the aggregate, would reasonably be expected to result in a Liability of any Specified Business, other than (a) Liabilities specifically reflected, reserved against or otherwise disclosed in the Derivative 2004 Financial Statements or, only with respect to Liabilities included in the Unallocated Shared Assets and Liabilites that become Assumed Liabilities pursuant to Section 2.5, the Derivative Unallocated 2004 Financial Statements, (b) Excluded Liabilities and (c) Liabilities that were incurred in the Ordinary Course of Business since the date of the Derivative 2004 Financial Statements and that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 3.23 Insurance. Schedule 3.23 of the Seller Disclosure Schedule lists all material insurance policies covering the properties, assets, employees and operations of the Business (including policies providing property, casualty, liability and workers’ compensation coverage) (the “Insurance Policies”). All of the Insurance Policies or renewals thereof are in full force and effect in all material respects. With such exceptions as would not be material, all premiums due in respect of the Insurance Policies have been paid by Seller or its Affiliate and Seller and its Affiliates are otherwise in compliance with the terms of such policies. Seller carries sufficient third party insurance to insure in all material respects all reasonable insurable risks of the Business. Following the Closing, the Insurance Policies shall continue to provide coverage with respect to acts, omissions and events occurring prior to the Closing in accordance with their terms as if the Closing had not occurred. To the Knowledge of Seller, there has not been any threatened termination of, material premium increase (other than with respect to customary annual premium increases) with respect to, or material alteration of coverage under, any Insurance Policy.

     Section 3.24 Friendco Purchase Agreement. Seller has previously delivered to Buyer a true and complete copy of the Friendco Purchase Agreement as of the date hereof. Except for the Friendco Purchase Agreement and any Ancillary Agreements (as defined in the Friendco Purchase Agreement), Seller and/or any of its Affiliates, on the one hand, and Friendco and/or any of its Affiliates, on the other hand, are not party to any Contract related to the Transaction or the Friendco Transaction.

     Section 3.25 Transactions with Affiliates. Except for this Agreement, the Ancillary Agreements to which it is a party and any Liability arising under this Agreement or any such Ancillary Agreement, from and after the Closing, none of Buyer or its Subsidiaries shall, as a result of the Transaction, be bound by any Contract or any other arrangement of any kind whatsoever with, or have any Liability to, Seller, any Managed Cable Entity or any of their respective Affiliates.

     Section 3.26 Finders’ Fees. Except for UBS Securities LLC and Allen & Company LLC, whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of its Affiliates who might be entitled to any fee or commission in connection with the Transaction.

     Section 3.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither Seller nor any other Person makes any other express or implied representation or warranty on behalf of Seller

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller that, except as set forth on the Buyer Disclosure Schedule, as of the date hereof and as of the Closing:

     Section 4.1 Organization and Qualification.

     (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania. Buyer has all requisite corporate power and authority to own and operate its Assets and to carry on its business as currently conducted. Buyer has made available to Seller a true and complete copy of Buyer’s articles of incorporation and bylaws, each as amended and in effect as of the date hereof.

     Section 4.2 Corporate Authorization. (a) Buyer has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Buyer of this Agreement have been duly and validly authorized and no additional corporate authorization or consent is required in connection with the execution, delivery and performance by Buyer of this Agreement.

     (b) Prior to the Closing, each of Buyer and Buyer’s Subsidiaries will have full corporate, partnership or similar power and authority to execute and deliver each of the Ancillary Agreements to which it will be a party and to perform its obligations thereunder. Prior to the Closing, the execution, delivery and performance by each of Buyer and Buyer’s Subsidiaries of each of the Ancillary Agreements to which it will be a party will have been duly and validly authorized and no additional shareholder or similar authorization or consent will be required in connection with the execution, delivery and performance by each of Buyer and Buyer’s Subsidiaries of any of the Ancillary Agreements to which it will be a party.

     Section 4.3 Consents and Approvals. No consent, approval, waiver, authorization, notice or filing is required to be obtained by Buyer or any of its Affiliates from, or to be given by Buyer or any of its Affiliates to, or made by Buyer or any of its Affiliates with, any Person in connection with the execution, delivery and performance by Buyer of this Agreement and by Buyer or any of its Subsidiaries of the Ancillary Agreements to which it is a party, other than the consents, approvals, waivers, authorizations, notices or filings the failure of which to obtain, give or make would not, individually or in the aggregate, reasonably be expected to materially impair or delay Buyer’s or any of its Subsidiaries’ ability to effect the Closing or to perform their respective obligations under this Agreement or any Ancillary Agreement to which Buyer or such Subsidiary is a party.

     Section 4.4 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and the execution, delivery and performance by Buyer of each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the articles of incorporation, bylaws or other organizational documents of Buyer or any of its Subsidiaries, (b) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings set forth on Schedule 4.3 of the Buyer Disclosure Schedule with respect to any Person which is not a Government Entity or Self-Regulatory Organization, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer or any of its Subsidiaries under, or result in a loss of any benefit to which Buyer or any of its Subsidiaries is entitled under, any Contract to which any of them is a party or result in the creation of any Encumbrance upon any of their Assets or give rise to any Purchase Right or (c) assuming the receipt of all consents, approvals, waivers and authorizations and the making of notices and filings set forth on Schedule 4.3 of the Buyer Disclosure Schedule with respect to Government Entities or Self-Regulatory Organizations or required to be made or obtained by Seller, violate or result in a breach of or constitute a default under any Law to which Buyer or any of its Subsidiaries is subject, or under any Buyer Governmental Authorization, other than, in the case of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair or delay Buyer’s or its Subsidiary’s ability to effect the Closing or to perform their respective obligations under this Agreement or any Ancillary Agreement to which Buyer or such Subsidiary is a party.

     Section 4.5 Binding Effect. This Agreement and each of the Ancillary Agreements dated the date hereof is, and each other Ancillary Agreement will constitute, when executed and delivered by Buyer and each Affiliate of Buyer party to such agreements and by Seller and the other parties thereto, a valid and legally binding obligation of Buyer and each Affiliate of Buyer party to such agreements, enforceable against Buyer and each such Affiliate in accordance with their respective terms.

     Section 4.6 Litigation and Claims. There are no civil, criminal or administrative actions, suits, demands, claims, hearings, proceedings or investigations pending against, or, to the Knowledge of Buyer, threatened against or affecting, or otherwise relating to Buyer or any of its Affiliates, or the Transaction, other than those that would not, individually or in the aggregate, reasonably be expected to materially impair or delay Buyer’s or any of its Subsidiaries’ ability to effect the Closing or to perform their respective obligations under this Agreement or any Ancillary Agreement to which Buyer or such Subsidiary is a party. None of Buyer or any of its Affiliates is subject to any order, writ, judgment, award, injunction or decree of any court or governmental or regulatory authority of competent jurisdiction or any arbitrator or arbitrators, other than those that would not, individually or in the aggregate, reasonably be expected to materially impair or delay Buyer’s or any of its Subsidiaries’ ability to effect the Closing or to perform their respective obligations under this Agreement or any Ancillary Agreement to which Buyer or such Subsidiary is a party.

      Section 4.7 Friendco Agreements.

     (a) Buyer has delivered to Seller true and complete copies of the Friendco Parent Redemption Agreement, TWE Redemption Agreement and Exchange Agreement, each as in effect as of the date hereof.

     (b) Each of the Friendco Parent Redemption Agreement, the TWE Redemption Agreement and the Exchange Agreement constitutes a valid and legally binding obligation of each of Buyer and any of its Affiliates that are parties thereto, enforceable against each of them in accordance with its terms.

     (c) As of the date hereof, except for the Exchange Agreement, the TWE Redemption Agreement and the Friendco Parent Redemption Agreement, none of Buyer or its Affiliates have entered into any material agreements or understandings with Friendco Parent or any of its Affiliates Relating to any of the Transferred Assets or otherwise in connection with the Transaction or the Friendco Transaction.

     Section 4.8 No On-Sale Agreements. Except with respect to the Transaction, the Exchange or the Redemptions, as of the date hereof, Buyer and its Affiliates have not entered into any binding agreement with any third party (other than Seller) with respect to a purchase and sale transaction, whether by merger, stock sale, asset sale or otherwise, for any of the Transferred Assets.

     Section 4.9 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of

Buyer or any Affiliate of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates in connection with the Transaction.

     Section 4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Buyer nor any other Person makes any other express or implied representation or warranty on behalf of Buyer.

ARTICLE V

COVENANTS

      Section 5.1 Access and Information.

     (a) From the date hereof until the Closing (and, with respect to any Disputed MCE System, until the expiration of the MCE Period), subject to applicable Laws, Seller shall (i) afford Buyer and its authorized representatives reasonable access, during regular business hours, upon reasonable advance notice, to the Employees, each Specified Business, the Friendco Business, Assets that will be Transferred Assets as of the Closing and the Friendco Transferred Assets, (ii) furnish, or cause to be furnished, to Buyer any financial and operating data and other information with respect to each Specified Business or in furtherance of the Transaction or the Exchange as Buyer from time to time reasonably requests, including, subject to Section 5.9, by providing to Buyer or its accountants sufficient information (A) for the preparation of the pro-forma balance sheet and statements of income, stockholders’ equity and cash flows for the Buyer Business (in each case, if requested, assuming the Friendco Transaction and/or the Exchange have occurred) and (B) regarding compliance by Seller and its Affiliates with the requirements of the SOA with respect to the Business, and (iii) instruct the Employees, and its counsel and financial advisors to cooperate with Buyer in its investigation of each Specified Business and the Friendco Business, including instructing its accountants to give Buyer access to their work papers; provided, however, that in no event shall Buyer have access to any information that, based on advice of Seller’s counsel, would (A) reasonably be expected to (i) create Liability under applicable Laws, including U.S. Antitrust Laws, (ii) waive any material legal privilege or (iii) otherwise be prohibited by an order of the Bankruptcy Court (provided, that in the case of clauses (ii) or (iii) Buyer and Seller shall use commercially reasonable efforts to cooperate to permit disclosure of such information, in the case of clause (ii), in a manner consistent with the preservation of such legal privilege and, in the case of clause (iii), by seeking relief from such order of the Bankruptcy Court to the extent reasonably requested by Buyer), (B) result in the disclosure of any trade secrets of third parties or (C) violate any obligation of Seller with respect to confidentiality so long as, with respect to confidentiality, to the extent specifically requested by Buyer, Seller has made commercially reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality; it being understood that Buyer shall not conduct any environmental sampling without the prior written consent of Seller, which consent may be withheld in Seller’s reasonable discretion. All requests made pursuant to this Section 5.1(a) shall be directed to an executive officer of Seller or such Person or Persons as may be designated by Seller. All information received pursuant to this Section 5.1(a) shall, prior to the Closing, be governed by the terms of the Seller Confidentiality Agreement. No information or knowledge obtained in any investigation by Buyer pursuant to this Section 5.1(a) shall affect or be deemed to modify any representation or warranty made by Seller hereunder.

     (b) Following the Closing and until all applicable statutes of limitations (including periods of waiver) have expired, Buyer agrees to retain all Books and Records in existence on the Closing Date, and to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, grant to Seller and its representatives during regular business hours and subject to reasonable rules and regulations, the right, at the expense of Seller, (i) to inspect and copy the Books and Records and (ii) to have personnel of Buyer made reasonably available to them or have Buyer otherwise cooperate to the extent reasonably necessary, including in connection with (A) preparing and filing Tax Returns and/or any Tax inquiry, audit, investigation or dispute, (B) any litigation or investigation or (C) the claims resolution, plan administration and case closing processes in the Reorganization Case; provided, however, that in no event shall Seller have access to any information that, based on advice of Buyer’s counsel, would (1) reasonably be expected to create Liability under applicable Laws, including U.S. Antitrust Laws, or waive any material legal privilege (provided, that in such latter event Buyer and Seller shall use commercially reasonable efforts to cooperate to permit disclosure of such information in a manner consistent with the preservation of such legal privilege), (2) result in the disclosure of any trade secrets of third parties or (3) violate any obligation of Buyer with respect to confidentiality (provided, that with respect to clause (3), to the extent specifically requested by Seller, Buyer has in good faith sought to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality). In no event shall Seller or its representatives have access to the Tax Returns of Buyer. No Books and Records shall be destroyed by Buyer without first advising Seller in writing and giving Seller a reasonable opportunity to obtain possession thereof at the transferee’s expense. All information received pursuant to this Section 5.1(b) shall be governed by the terms of Section 5.1(d) .

     (c) Following the Closing and until all applicable statutes of limitations (including periods of waiver) have expired (and with respect to Tax Returns, until the later of (I) the five year anniversary of the Closing and (II) the expiration of the statute of limitations with respect to such Tax Returns), Seller agrees to retain all Books and Records and all Excluded Books and Records, in each case in existence on the Closing Date and not transferred to Buyer or retained by a Transferred Joint Venture Entity (the “Retained Books and Records”), and to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, (i) permit Buyer to make copies of any Tax Returns (including related workpapers) relating to any Transferred Joint Venture Entity (including any amended Tax Returns relating to such Transferred Joint Venture Entities and workpapers related thereto), (ii) grant to Buyer and its representatives the right to inspect and make copies of Retained Books and Records not described in clause (i) above (other than Excluded Books and Records) and (iii) grant to Buyer and its representatives during regular business hours and subject to reasonable rules and regulations, the right, at the expense of Buyer, to have personnel of Seller made reasonably available to them or have Seller otherwise cooperate to the extent reasonably necessary, in each case, including in connection with (A) preparing and filing Tax Returns and/or any Tax inquiry, audit, investigation or dispute or (B) any litigation or investigation; provided, however, that in no event shall Buyer or its representatives have access to any information that, based on advice of Seller’s counsel, would (1) reasonably be expected to create Liability under applicable Laws, including U.S. Antitrust Laws, or waive any material legal privilege (provided, that in such latter event Buyer and Seller shall use commercially reasonable efforts to cooperate to permit disclosure of such information in a manner consistent with the preservation of such legal privilege), (2) result in the disclosure of any trade secrets of third parties or (3) violate any obligation of Seller with respect to confidentiality (provided, that with respect to clause (3), to the extent specifically requested by Buyer, Seller has in good faith sought to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality). No Retained Books and Records shall be destroyed by Seller without first advising Buyer in writing and giving Buyer a reasonable opportunity to obtain possession thereof at the transferee’s expense.

     (d) From and after the Closing, Seller and its Affiliates shall keep confidential any non-public information in their possession Related to the Business or related to the Transferred Assets (any such information that is required to keep confidential pursuant to this sentence shall be referred to as “Confidential Information”). Neither Seller nor its Affiliates shall disclose, or permit any of their respective directors, officers, employees or representatives to disclose, any Confidential Information to any other Person or use such information to the detriment of Buyer or its Affiliates; provided, that such party may use and disclose any such information (i) once it has been publicly disclosed (other than by such party in breach of its obligations under this Section 5.1(d)) or (ii) to the extent that such party may, in the reasonable judgment of its counsel, be compelled by Law to disclose any of such information, such party may disclose such information if it has used commercially reasonable efforts, and has afforded Buyer the opportunity, to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information compelled to be disclosed. Except in respect of Excluded Assets and Excluded Liabilities, the Seller Confidentiality Agreement shall terminate upon the Closing with no further liability thereunder on the part of any party thereto.

     Section 5.2 Conduct of Business. During the period from the date hereof to the Closing (and, following the Closing, with respect to any Disputed MCE System that is not a Buyer Managed MCE System, until the expiration of the MCE Period), except as otherwise expressly contemplated by this Agreement, as set forth on Schedule 5.2 of the Seller Disclosure Schedule or as Buyer otherwise agrees in writing in advance, Seller shall (x) conduct, and shall cause its Affiliates to conduct, each Specified Business in the Ordinary Course and in accordance with applicable material Laws (including, subject to Section 5.2(s), completing line extensions, placing conduit or cable in new developments, fulfilling installation requests and work on existing and planned construction projects), (y) use its commercially reasonable efforts to preserve intact each Specified Business and its relationship with its customers, suppliers, creditors and employees (it being understood that no increases in any compensation or any incentive compensation or similar compensation shall be required in respect thereof except to the extent such increase is required in the Ordinary Course of Business) and (z) use its commercially reasonable efforts to perform and honor all of its post-petition obligations under any Contract as they become due and otherwise discharge and satisfy all Liabilities thereunder as and when they become due. During the period from the date hereof to the Closing (and, following the Closing, with respect to any Disputed MCE System that is not a Buyer Managed MCE System, until the expiration of the MCE Period), except as otherwise contemplated by this Agreement or any Ancillary Agreement or as Buyer shall otherwise consent (provided, that Buyer shall respond as soon as reasonably practicable but in no event later than five Business Days following receipt of Seller’s written request for such response) or as set forth in the applicable sections of Schedule 5.2 of the Seller Disclosure Schedule, Seller shall, and shall cause each of its Affiliates to, with respect to each Specified Business:

     (a) not incur, create or assume any Encumbrance on any of its Assets other than a Permitted Encumbrance;

     (b) not sell, lease, license, transfer or dispose of any Assets other than in the Ordinary Course of Business; provided, however, that in any event, such Assets shall not (i) constitute a Cable System or material portion thereof or (ii) include any Equity Securities of any Asset Transferring Subsidiary (other than in connection with a transfer to Seller or any of its wholly owned Subsidiaries that is an Asset Transferring Subsidiary and a Debtor);

     (c) not (i) assume pursuant to an order of the Bankruptcy Court any OCB Contract, (ii) enter into any Contract in the Contract Categories Expected to be Assumed that contains any Special Terms (except with respect to clause (i) of the definition thereof), (iii) modify, renew (except in respect of Governmental Authorizations pursuant to Section 5.2(r)), suspend, abrogate or amend in any material respect (including the addition of any Special Term) any (A) Governmental Authorization that is material, (B) Contract Related to any Specified Business that is material or that contains Special Terms (except with respect to clause (i) of the definition thereof), (C) retransmission consent agreement (in a manner which would result in any compensation being payable thereunder, other than compensation that is customary, consistent with Seller’s past practice and, in any event, non-monetary), (D) Third Party Confidentiality Agreement or (E) Contract listed on Schedule 1.1(k)(ii) of the Seller Disclosure Schedule (other than, with respect to this clause (E), with the consent of Buyer, such consent not to be unreasonably withheld (other than in the case of extending the term or amending with like effect any lease on Schedule 1.1(k)(ii), with respect to which such consent shall be at Buyer’s discretion)), (iv) reject or terminate any Contract Related to any Specified Business or (v) with respect to any Contract Related to any Specified Business, take any action outside the Ordinary Course of Business or fail to take any action in the Ordinary Course of Business;

     (d) not declare, set aside or pay any dividend or distribution on any Joint Venture Securities or Investment Entity Securities;

     (e) not amend any of the JV Documents or Investment Documents;

     (f) not issue, sell, pledge, transfer (other than to Seller or any wholly-owned Subsidiary of Seller; provided, that any such wholly-owned Subsidiary shall be an Asset Transferring Subsidiary and a Debtor), dispose of or encumber any Joint Venture Securities or Investment Entity Securities;

     (g) not split, combine, subdivide, reclassify or redeem, or purchase or otherwise acquire, any Joint Venture Securities or Investment Entity Securities;

     (h) provide prompt written notice to Buyer of Seller or any of its Affiliates entering into any OCB Contract that is material to any Specified Business;

     (i) not dispose of, license or permit to abandon, invalidate or lapse any rights in, to or for the use of any material Transferred Intellectual Property;

     (j) not (i) increase the compensation of any Employee or current director of Seller or any of its Subsidiaries, except for increases in salary or wage rates in the Ordinary Course of Business or as required by the terms of agreements or plans currently in effect and listed on Schedule 3.10(a) of the Seller Disclosure Schedule or with respect to any Employee listed on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule, (ii) establish, amend, pay, agree to grant or increase any special bonus, sale bonus, stay bonus, retention bonus, deal bonus, emergence award or change in control bonus or any other benefit under Seller’s Performance Retention Plan or other plan, agreement, award or arrangement, other than any such award, entitlement or arrangement that will be fully paid and satisfied on or prior to the Closing Date (other than any sale bonus under the Sale Bonus Program as provided below or as otherwise provided in the parenthetical at the end of this clause (ii) with respect to awards other than awards under the Sale Bonus Program or Seller’s Performance Retention Plan) and the Liabilities of which will be Excluded Liabilities or, with respect to any sale bonus under the Sale Bonus Program, to the extent (but only to the extent) any such sale bonus amount is reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount (provided, however, that an award, entitlement or arrangement under this clause (ii) granted to an Employee listed on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule may be paid by Seller in accordance with its terms; provided, further, that (x) all payments that pursuant to the term of such award, entitlement or arrangement are to be paid on or prior to the Closing shall be paid by Seller on or prior to the Closing and (y) if Buyer offers employment to any such Employee pursuant to Section 5.5(a) (or, with respect to any Joint Venture Employee, continues such employment) and such Employee becomes a Transferred Employee, Seller shall fully pay and satisfy any such award, entitlement or arrangement as to such individual on or prior to the Closing), (iii) except as provided in clause (ii) or as required by Law, establish, adopt, enter into, amend or terminate any Benefit Plan (other than any broad based health or welfare plan) or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement, (iv) hire any employee for any Specified Business with annual compensation in excess of the amount of compensation for a Person in a similar position consistent with past practice, other than to fill vacancies arising in the Ordinary Course of Business, (v) enter into any new employment or severance agreements or amend any such existing agreement with any Employee (provided, that the foregoing shall not restrict Seller from taking any such action with respect to an Employee listed on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule so long as Buyer will not be bound by any such action (including as it may relate to the terms of employment of any such Employee pursuant to Section 5.5 hereof)) if the Employee becomes employed by Buyer in connection with the Transaction, (vi) establish, adopt, enter into, amend or terminate any plan, policy or arrangement providing for severance or termination pay or benefits (provided, that the foregoing shall not restrict Seller from taking any such action so long as Buyer will not be bound by any such action (including as it may relate to the terms of any offer to any Employee, or the terms of continued employment of any Joint Venture Employee, pursuant to Section 5.5(a) hereof) if any Employee covered thereby becomes employed by Buyer in connection with the Transaction) or (vii) engage in any hiring practices that are not in the Ordinary Course of Business;

     (k) not make any material loans, advances or capital contributions to, or investments in, any other Person (other than, to the extent not in violation of applicable Law, customary loans or advances to employees in amounts not material to the maker of such loan or advance and other than to any Subsidiary of Seller in the Ordinary Course);

     (l) not settle any claims, actions, arbitrations, disputes or other proceedings that would result in Seller or any of its Affiliates being enjoined in any respect material to the Transaction or any Specified Business or that would affect any Specified Business after the Closing (other than in a de minimis manner);

     (m) not make any material change in any method of accounting, keeping of books of account or accounting practices or in any material method of Tax accounting of Seller or any of its Subsidiaries unless required (i) by a concurrent change in GAAP or applicable Law or (ii) upon prior written notice to Buyer, in order to comply with any GAAP requirements or FASB interpretations or in order to comply with the view of Seller’s independent auditors;

     (n) except for capital expenditures, which shall be governed by Section 5.2(s), not Acquire any Assets or any business (including Equity Securities) in one or a series of related transactions, other than (i) pursuant to agreements in effect as of the date hereof that were disclosed to Buyer prior to the date hereof, (ii) Assets used by Seller in the Ordinary Course of Business (which Assets do not constitute a System, a business unit, division or all or substantially all of the Assets of the transferor) and (iii) any interest in or Assets of any entity which nominally owns any interest in any Group 2 System;

     (o) use commercially reasonable efforts to continue normal marketing, advertising and promotional expenditures with respect to each Specified Business;

     (p) use commercially reasonable efforts to (i) maintain or cause to be maintained (A) the Transferred Assets in adequate condition and repair for their current use in the Ordinary Course, ordinary wear and tear excepted, and (B) in full force and effect the Insurance Policies (with the same amounts and scopes of coverage) with respect to the Transferred Assets and the operation of each Specified Business and (ii) enforce in good faith the rights under the Insurance Policies;

     (q) use commercially reasonable efforts to perform all post-petition obligations under all of the Franchises, other material Governmental Authorizations and Assigned Contracts without material breach or default and pay all post-Petition Date Liabilities arising thereunder in the Ordinary Course of Business;

     (r) use commercially reasonable efforts to renew any material Governmental Authorizations which expire prior to the Closing Date;

     (s) use commercially reasonable efforts to make capital expenditures and operate in accordance with the capital and operating budget set forth on Schedule 5.2(s) of the Seller Disclosure Schedule (the “Budget”) and, in the case of capital expenditures, on a line item basis;

     (t) maintain inventory sufficient for the operation of each Specified Business in the Ordinary Course of Business;

     (u) not engage in any marketing, Subscriber installation or collection practices other than in the Ordinary Course of Business;

     (v) not convert any billing systems used by any Specified Business;

     (w) use commercially reasonable efforts to implement all rate changes provided for in the Budget and except for rate increases provided for in the Budget not change the rate charged for any level of cable television, telephony or high speed data services;

     (x) except as required by applicable Law (including applicable must-carry laws), not add or voluntarily delete any channels from any Cable System, or change the channel lineup in any Cable System or commit to do any of the foregoing in the future; except for (i) pending channel additions and deletions or changes in channel lineups to the extent customer notifications have, as of the date hereof, been mailed or otherwise made in a manner permitted by each applicable Franchise; (ii) channel additions or changes in lineups as required in order to fulfill distribution commitments or broadcast station retransmission consent obligations (in either case, existing as of the date hereof) pursuant to existing Contracts, and solely to the extent the commitment and/or obligation must, pursuant to such Contract, be satisfied prior to the Closing Date; (iii) channel additions, migrations or changes in channel lineups in connection with headend consolidations (provided, however, that no new channels may be added to a system unless immediately prior to the headend consolidation, the channel was so carried on one headend or the other, provided, further, that if such channel is carried on both headends and the channel is not carried on the same tier or level of service on the two headends, then after such consolidation, the channel shall be carried on the tier or level of service of the dominant headend); (iv) the addition of one or more of the channels listed on

Schedule 5.2(x)(iv) of the Seller Disclosure Schedule in connection with a system upgrade; (v) the roll-out of any video on demand service listed on Schedule 5.2(x)(v) of the Seller Disclosure Schedule or any free video on demand services for which Seller is not required to pay any fee or consideration; (vi) the addition of one or more of the high definition services listed on Schedule 5.2(x)(vi) of the Seller Disclosure Schedule, which additions shall not, except as otherwise noted on Schedule 5.2(x)(vi) of the Seller Disclosure Schedule, require Seller to pay any fee or consideration for such services; or (vii) the addition of the high definition signal of a NBC, ABC, CBS, or Fox station that is licensed to the same designated market area as the system on which such signal is being launched, so long as such signal is a simulcast of such station’s analog signal, to the extent Seller is not required to pay any fee or consideration for such high definition signal;

     (y) not file a cost-of-service rate justification;

     (z) use commercially reasonable efforts to launch telephony and video on demand services in the Cable Systems identified on Schedule 5.2(z) of the Seller Disclosure Schedule substantially in accordance with the timetable set forth on such Schedule 5.2(z), and provide Buyer with written notice promptly following any such launch;

     (aa) continue to conduct the Business in accordance with, and not make any change to, the Seller Subscriber Accounting Policy, including as to disconnects;

     (bb) not transfer the employment duties of any Applicable Employee from any Cable System to a different Cable System or business unit other than in the Ordinary Course of Business;

     (cc) use commercially reasonable efforts to maintain or cause to be maintained its Books and Records (and Excluded Books and Records) and accounts with respect to each Specified Business in the usual, regular and ordinary manner on a basis consistent with past practice;

     (dd) give or cause to be given to Buyer, and its counsel, accountants and other representatives, (i) as soon as reasonably possible, but in any event prior to the date of submission to the appropriate Government Entity, copies of all FCC rate Forms 1205, 1210, 1235, and 1240, and simultaneous with, or as soon as reasonably possible after submission to the appropriate Government Entity, any other FCC Forms required under the regulations of the FCC promulgated under the Cable Act that are prepared with respect to any of the Cable Systems and (ii) as soon as reasonably possible after filing copies of all copyright returns filed in connection with any Cable System; provided, that in the case of clause (i), before any such FCC Forms 1205, 1210, 1235, or 1240 are filed, Seller and Buyer shall consult in good faith concerning the contents of such forms; and

     (ee) not announce an intention, authorize or enter into any agreement or commitment with respect to any of the foregoing.

     Section 5.3 Commercially Reasonable Efforts.

     (a) Subject to the Bankruptcy Code and any orders of the Bankruptcy Court, Seller and Buyer shall cooperate and use their respective commercially reasonable efforts to fulfill as promptly as practicable the conditions precedent to the other party’s obligations hereunder and shall use their respective commercially reasonable efforts to fulfill as promptly as practicable the conditions precedent to their obligations hereunder to the extent they have the ability to control the satisfaction of such obligations. Without limiting the generality of the foregoing, Seller and Buyer shall (i) make all filings and submissions required by the U.S. Antitrust Laws and any other Laws, and promptly file any additional information requested as soon as practicable after receipt of such request therefor and promptly file any other information that is necessary, proper or advisable to permit consummation of the Transaction and the Exchange and (ii) use commercially reasonable efforts to obtain and maintain all Seller Required Approvals and Buyer Required Approvals in form and substance reasonably satisfactory to Buyer and Seller. In connection with the foregoing, Seller and Buyer will endeavor to consummate the Transaction without (or with minimal) costs, conditions, limitations or restrictions associated with the grant of such Seller Required Approvals and Buyer Required Approvals.

     (b) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Buyer to agree to or to effect any divesture, hold separate or similar agreement with respect to any business or Assets or agree to enter into, or amend, or agree to amend, any Contracts or governmental authorizations or take or refrain from taking any other action or conduct any business in any manner if doing so would reasonably be expected, individually or in the aggregate, to have an adverse impact that is material to the Buyer Business or the Transferred Assets or would materially constrain the operations of Buyer and its Subsidiaries or of the Transferred Assets; it being understood that the incurrence of legal, accounting, investment banking and other customary forms of transaction expenses and the commitment of reasonable management time and effort shall not be considered an adverse impact for the purpose of this Section 5.3(b) .

     (c) No later than 45 days following the date hereof, Buyer and Seller shall provide each other (or shall cause their respective Subsidiaries to provide) with all necessary documentation to allow filing of FCC Forms 394 with respect to the Franchises with respect to which a LFA Approval is or may be required. Buyer and Seller shall use commercially reasonable efforts to cooperate with one another and, no later than 60 days following the date hereof, file with the applicable Government Entity FCC Forms 394 for each of the Franchises with respect to which a LFA Approval is required. Buyer and Seller shall cooperate and use their commercially reasonable efforts to have Buyer enter into a substitute performance bond arrangement with respect to those Assets of each Specified Business the transfer of which to Buyer would require Buyer to enter into such a substitute bond arrangement, on substantially the same terms as the substitute bond arrangement with respect to such Assets in effect as of the date hereof. Notwithstanding anything to the contrary herein, Seller shall not accept, agree to or accede to any modifications or amendments to, or in connection with, or any conditions to the transfer of, any Franchises that are not approved by Buyer in writing, such approval not to be unreasonably withheld; provided, however, that if Seller affords Buyer reasonable notice of, and opportunity to attend and participate in, meetings or other discussions relating to LFA Approvals where modifications, amendments or conditions are expected to be discussed or negotiated, Buyer shall approve any such modifications, amendments or conditions that are approved by Seller so long as such modifications, amendments or conditions are commercially reasonable and are similar in nature, extent and impact (giving due consideration to such factors as the relative size of the Franchise involved, the proximity of other Franchises, the financial and operational impact of the change and the precedential impact thereof) to modifications, amendments or conditions agreed to by Buyer or Friendco Parent in connection with material acquisitions of cable assets effected since 2001. In addition, if Buyer seeks any LFA Approval pursuant to this Transaction, Buyer shall agree to any modifications, amendments or conditions that are commercially reasonable and are similar in nature, extent and impact (giving due consideration to such factors as the relative size of the Franchise involved, the proximity of other Franchises, the financial and operational impact of the change and the precedential impact thereof) to modifications, amendments or conditions agreed to by Buyer or Friendco Parent in connection with material acquisitions of cable assets effected since 2001.

     (d) Each of the parties hereto agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other commercially reasonable actions as may be necessary or desirable in order to evidence, consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good and marketable title to the Transferred Assets to the same extent as held by Seller and its Affiliates (other than the Transferred Assets to be retained by a Transferred Joint Venture Entity), and to vest in the Transferred Joint Venture Entities good and marketable title to the Transferred Assets to be retained by such Transferred Joint Venture Entity, in each case free and clear of all Encumbrances other than, in the case of Transferred Assets other than the JV Interests and the Transferred Investments, Permitted Encumbrances, in the case of the JV Interests, Encumbrances under the JV Documents, and in the case of the Transferred Investments, Encumbrances under the Investment Documents and, in each case, Encumbrances created by Buyer or any of its Affiliates (other than, prior to the Closing, any Transferred Joint Venture Entity or the Palm Beach Joint Venture).

     (e) Seller and Buyer shall cooperate with each other and shall furnish to the other party all information reasonably necessary or desirable in connection with making any filing under the HSR Act, and in connection with resolving any investigation or other inquiry by any Government Antitrust Entity with respect to the Transaction and the Exchange; provided, however, that Buyer shall reimburse Seller for the reasonable out-of-pocket costs, if any, incurred by Seller as a result of such cooperation solely to the extent it relates to the consummation of the Exchange. Each of the parties shall promptly inform the other party of any communication with, and any proposed understanding, undertaking or agreement with, any Government Entity regarding any such filings or any such transaction. Seller and Buyer shall not participate in any meeting with any Government Antitrust Entity in respect of any such filings, investigation or other inquiry without giving the other party prior notice of, and the opportunity to participate in, such meeting. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with all meetings, actions and proceedings under or relating to the HSR Act (including, with respect to making a particular filing, by providing copies of all such documents (other than those that will not be publicly available) to the non-filing party and their advisors prior to filing and, if requested, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith); provided, however, that in no event shall Buyer or Seller be required to furnish any information that, based on advice of such party’s counsel, would reasonably be expected to create any potential Liability under applicable Laws, including U.S. Antitrust Laws, or would constitute a waiver of any material legal privilege (provided, that in such latter event Buyer and Seller shall use commercially reasonable efforts to cooperate to permit disclosure of such information in a manner consistent with the preservation of such legal privilege).

     (f) In furtherance and not in limitation of the foregoing, each of Buyer and Seller agrees to make, as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction and the Exchange (which filing shall be made in any event within 20 Business Days of the date hereof), (ii) appropriate filings with the FCC, and any state public service commissions having jurisdiction over any Transferred Assets or any services provided by any Specified Business or the Assets of or services provided by the Buyer Business with respect to the Transaction and the Exchange, and (iii) all other necessary filings with other Government Entities relating to the Transaction and the Exchange, and to use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the Seller Required Approvals and the Buyer Required Approvals under such other Laws or from such authorities or third parties as soon as practicable; provided, however, that Buyer shall reimburse Seller for the reasonable out-of-pocket costs, if any, incurred by Seller as a result of such cooperation solely to the extent it relates to the consummation of the Exchange.

     (g) Each of Seller and Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party (excluding Government Entities) consents related to or required in connection with the Transaction and the Exchange that are Seller Required Approvals or Buyer Required Approvals; provided, however, that Buyer shall reimburse Seller for the reasonable out-of-pocket costs, if any, incurred by Seller as a result of such cooperation solely to the extent it relates to the consummation of the Exchange.

     (h) Notwithstanding anything in this Agreement to the contrary, Buyer shall have the sole responsibility for any filing, submission or other action (including, for the avoidance of doubt, obtaining any required LFA Approval) that is necessary, proper or advisable to permit the consummation of the Exchange (it being understood that Seller shall use its commercially reasonable efforts to cooperate with Buyer with respect to any action required to be taken by Buyer pursuant to this sentence; provided, however, that Buyer shall reimburse Seller for the reasonable out-of-pocket costs, if any, incurred by

Seller as a result of such cooperation solely to the extent it relates to the consummation of the Exchange.

     (i) After the Closing, Buyer shall, in the ordinary course of business of Buyer, use its commercially reasonable efforts to bill and collect from each Basic Subscriber that is potentially a Qualified Customer any amounts due and payable in respect of services delivered to such Basic Subscriber prior to the Closing.

     Section 5.4 Tax Matters.

     (a) Proration of Taxes. To the extent necessary to determine the liability for Taxes for a portion of a taxable year or period that begins before and ends after the Closing, the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing shall be determined by assuming that the taxable year or period ended as of the close of business on the Closing, except that those annual property taxes and exemptions, allowances or deductions that are calculated on an annual basis shall be prorated on a time basis. For the avoidance of doubt, (i) any Taxes that are apportioned to the portion of a taxable period that ends on the Closing pursuant to this Section 5.4(a) shall be Excluded Taxes and (ii) any Taxes that are apportioned to the portion of a taxable period beginning after the Closing pursuant to this Section 5.4(a) shall be Assumed Taxes.

     (b) Tax Returns. (i) Seller shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to all Transferred Joint Venture Entities for taxable years or periods ending on or before the Closing Date and shall pay any Taxes due in respect of such Tax Returns (which for the avoidance of doubt shall not include income Taxes payable by any partner in a Transferred Joint Venture Parent), and Buyer shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to all Transferred Joint Venture Entities for taxable years or periods ending after the Closing Date.

     (ii) Except as provided in Section 5.4(c), if either party shall be liable hereunder to pay over to the other party any portion of the Tax (including, for the avoidance of doubt, by reason of the inclusion of such Tax in Assumed Taxes or Excluded Taxes) of a Transferred Joint Venture Entity shown due on any such Tax Return required to be filed by the other party with respect to a taxable period that includes the Closing Date, the party preparing such Tax Return shall deliver a copy of the relevant portions of such Tax Return to the party so liable for its review and approval not less than 30 days prior to the date on which such Tax Return is due to be filed (taking into account any applicable extensions). If the parties disagree as to any item reflected on any such Tax Return, the non-preparing party shall notify the preparing party of such disagreement and its reasons for so disagreeing, in which case the parties shall attempt to resolve such disagreement. To the extent that Seller and Buyer cannot reach agreement with respect to such disputed item, the resolution of such dispute shall be made by the CPA Firm, or such nationally recognized firm of independent accountants agreed upon by Seller and Buyer, whose decision shall be final and binding and whose expenses shall be shared equally by Seller and Buyer. The party liable to pay over to the other party any portion of a Tax under Section 5.4(b) that is payable with a Tax Return to be filed by the other party with respect to a taxable period that includes the Closing Date, shall pay the other party at least 10 days prior to the due date for the filing of such Tax Return.

     (iii) Buyer shall not file any amended Tax Returns with respect to any Transferred Joint Venture Entity that includes a period ending on or before the Closing Date without Seller’s written consent, which shall not be unreasonably withheld or delayed.

     (c) Transfer Taxes. (i) To the extent not otherwise exempt to the fullest extent permitted by section 1146(c) of the Bankruptcy Code and except as otherwise provided in this Section 5.4(c)(i), all federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the Transaction, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), shall, subject to the provisos to Sections 5.4(c)(iii) and 5.4(c)(v), be borne by Buyer.

     (ii) Any Tax Returns that must be filed in connection with Transfer Taxes (“Transfer Tax Returns”) shall be prepared by Buyer, and Buyer shall prepare such Transfer Tax Returns in a manner consistent with the allocation of the consideration that is agreed pursuant to Section 5.4(d); provided, however, that if Buyer and Seller do not jointly agree to a Purchase Price Allocation Schedule as provided in Section 5.4(d) and except as provided in Section 5.4(c)(iii), any such Transfer Tax Return shall be prepared by Buyer in good faith in a manner consistent with the purchase price allocation of Buyer or Seller that Buyer and Seller, as the case may be, use for Tax purposes that results, in the higher aggregate Transfer Tax liability with respect to each applicable jurisdiction. The party filing any Transfer Tax Return (or similar form claiming an applicable exemption from Transfer Taxes) pursuant to this Section 5.4 shall furnish a copy of such Transfer Tax Return (or similar form) to the other party.

     (iii) Except as provided in the following proviso, all Transfer Tax Returns shall be filed by Buyer, and Buyer shall be responsible for remitting all amounts shown as due on such Transfer Tax Returns to the appropriate Government Entity; provided, however, that, in the case of any Transfer Tax Return in which Seller’s purchase price allocation would result in a higher aggregate Transfer Tax liability than Buyer’s purchase price allocation (w) Buyer shall prepare such Transfer Tax Return unless Seller reasonably determines that the positions taken on such Transfer Tax Return as prepared by Buyer would reasonably be expected to give rise to a material risk of civil and/or criminal penalties (other than interest) if challenged by the applicable Government Entity, in which case, Seller may prepare such Transfer Tax Return, (x) Seller shall be responsible for filing such Transfer Tax Return and for remitting all amounts shown as due thereon to the appropriate Government Entity, (y) notwithstanding any other provision of this Section 5.4(c) to the contrary, Buyer shall pay to Seller an amount equal to the Transfer Tax liability that would have resulted if such return had been prepared by Buyer (it being understood that, for purposes of this clause (y), the Transfer Tax Return that would have been prepared by Buyer shall be determined by using (1) the Buyer’s purchase price allocation, and (2) Buyer’s interpretation of applicable Tax Law as reflected in the Transfer Tax Return prepared by Buyer pursuant to clause (x) hereof), and (z) Seller shall have sole responsibility for the balance of the Transfer Tax liability with respect to such Transfer Tax Return. Buyer and Seller shall (and shall cause each of their respective Affiliates to) cooperate in the timely completion and filing of all such Tax Returns, and Buyer and Seller shall (and shall cause each of their respective Affiliates to) execute such documents in connection with such filings as shall have been required by Law or reasonably requested by the other party.

     (iv) Buyer shall control the conduct of any audit, claim, contest or administrative or judicial proceeding relating to such Transfer Taxes, subject to Seller’s right to make any statement or report to any tax authority reflecting the purchase price allocation prepared by Seller; provided, however, that Seller shall be entitled to make any such statement and/or report only (A) to the extent Seller reasonably determines is reasonably necessary to rebut any presumption under applicable Tax Law that would otherwise deem Seller to have agreed to and adopted the purchase price allocation prepared by Buyer in the absence of such statement or report and (B) if such presumption could reasonably be expected to result in an adverse effect on Seller other than a de minimis adverse effect. If Buyer or Seller receives any written notice of assessment or other claim from any Government Entity with respect to Transfer Taxes for which the other party may be liable pursuant to this Section 5.4(c), the notified party shall notify the other party in writing of the receipt of such notice of assessment or other claim promptly after the receipt thereof.

     (v) Any additional Transfer Taxes resulting from an adverse determination by a Government Entity shall be borne by Buyer; provided, however, that, so long as the adverse determination by the applicable Government Entity does not relate directly to purchase price allocation, Seller shall be responsible for any such additional Transfer Taxes to the extent that such additional Transfer Taxes are attributable to the use of Seller’s purchase price allocation rather than Buyer’s purchase price allocation.

     (vi) Any Transfer Taxes resulting from any subsequent increase in the Purchase Price pursuant to this Agreement shall be borne in accordance with the provisions of this Section 5.4(c) .

     (vii) Buyer and Seller shall cooperate in good faith to minimize the amount of Transfer Taxes that may be imposed or assessed as a result of the Transaction, including pursuant to one or more restructuring transactions consummated pursuant to the Plan prior to the Closing; provided, that Buyer and Seller conclude in good faith that such restructuring would have a more likely than not probability of prevailing if challenged by the applicable Government Entity.

     (d) Determination and Allocation of Purchase Price. Seller and Buyer undertake to act in good faith to jointly agree to a schedule setting forth the allocation of the consideration in the Transaction (including, as appropriate for Tax purposes, assumptions of liabilities) among the Transferred Assets (the “Purchase Price Allocation

Schedule”) for Tax purposes. If Seller and Buyer so agree within 180 days of the Closing Date, Seller and Buyer shall, and Seller and Buyer shall cause each of their respective Affiliates, (i) to report the federal, state, and local income and other Tax consequences of the Transaction contemplated herein in a manner consistent with such Purchase Price Allocation Schedule and (ii) not to take any position inconsistent therewith for any Tax purposes (unless required by a change in applicable Tax Law or as a result of a good faith resolution of a contest). If Seller and Buyer do not so agree within 180 days of the Closing Date, each of Seller and Buyer may prepare their own purchase price allocation and, for the avoidance of doubt and except as provided in Sections 5.4(c)(iii) and 5.4(c)(v), each of Buyer and Seller will have no liability to the other for any additional Taxes that may be imposed by any Government Entity as a result of inconsistencies between the respective allocations of Buyer and Seller.

     (e) Employee Withholding and Reporting Matters. With respect to those Transferred Employees who are employed by Buyer within the same calendar year as the Closing, Buyer shall, in accordance with and to the extent permitted pursuant to Revenue Procedure 2004-53, 2004-34 I.R.B. 320, assume all responsibility for preparing and filing Form W-2, Wage and Tax Statement, Form 941, Employer’s Quarterly Federal Tax Return, Form W-4, Employee’s Withholding Allowance Certificate and Form W-5, Earned Income Credit Advance Payment Certificate. Seller and Buyer agree to comply with the procedures described in Section 5 of the Revenue Procedure 2004-53. Notwithstanding any provision of this Agreement, all Taxes required to have been withheld by Seller and its Subsidiaries from their respective employees and independent contractors with respect to any taxable periods, or portions thereof, ending on or before the Closing shall be Excluded Liabilities and shall not be treated as Assumed Liabilities.

     (f) Section 754 Elections.

     (i) Seller agrees to use commercially reasonable efforts to cause each Transferred Joint Venture Parent to make a valid Section 754 Election (or comparable election, if provided for under applicable state or local law) for a taxable year ending on or prior to the Closing Date. Seller shall not take any action or permit any of its Affiliates (including any Transferred Joint Venture Parent) to take any action that would cause any such Section 754 Election to become void or invalid.

     (ii) If Seller or any of its Affiliates reports any Subsidiary of a Transferred Joint Venture Parent as a partnership for U.S. federal income Tax purposes, Seller agrees to use commercially reasonable efforts to cause such Subsidiary to make a valid Section 754 Election (or comparable election, if provided for under state or local law) for a taxable year ending on or prior to the Closing Date.

     Section 5.5 Post-Closing Obligations of each Specified Business to Certain Employees.

     (a) Seller shall provide to Buyer not later than 14 Business Days following the date hereof, a copy of each employment agreement or other individual agreement governing the terms and conditions of any Applicable Employee’s employment entered into with any Applicable Employee and a schedule of each Applicable Employee with his or her title, job location, employer, primary place of residence, salary or wage rate, commission status, bonus opportunity, date of hire, level or other job classification, full or part time status, “exempt” or “non-exempt” status, whether such Applicable Employee is part of a collective bargaining unit and regularly scheduled work shift, as applicable, and shall supplement such schedule not later than 60 Business Days following the date hereof, indicating for each Applicable Employee, such Applicable Employee’s direct supervisor and most recent performance rating or evaluation. In addition, not later than 55 Business Days prior to the Closing Date, Seller shall update such schedule, including with respect to each Applicable Employee’s direct supervisor and most recent performance rating or evaluation. Not later than 40 Business Days prior to the Closing Date, Buyer shall make offers of employment commencing on the Closing Date to all Applicable Employees, and such offers shall be contingent upon (i) the Closing, (ii) such Employee being an Applicable Employee on the Closing Date and (iii) such Applicable Employee’s satisfaction of customary employment conditions applicable to all Buyer employees which customary employment conditions are set forth on Schedule 5.5(a)(i) of the Buyer Disclosure Schedule (it being understood that such conditions will not include the evaluation of prior performance) (the “Background Check”); provided, however, that Buyer shall have no obligation to extend an offer of employment to any Employee who as of the date hereof or as of the Closing Date is identified by job function, description or title or otherwise noted on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule; and provided, further that Buyer need not extend an offer to any Applicable Employee who is employed by a Transferred Joint Venture Entity (such employees, other than those set forth on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule, the “Joint Venture Employees”). Joint Venture Employees who have, as of the Closing Date, satisfied the Background Check and who are Applicable Employees on the Closing Date (“Transferred Joint Venture Employees”) shall remain employees of the applicable Transferred Joint Venture Entity as of immediately following the Closing and shall be entitled to compensation and benefits in accordance with the terms set forth in this Section 5.5. Buyer shall cooperate with Seller from and after the date hereof to communicate with Applicable Employees other than those set forth on Schedule 5.5(a)(ii) of the Seller Disclosure Schedule regarding (i) the anticipated offers of employment to be made by Buyer to such Applicable Employees hereunder or (ii) the continuation of such Applicable Employee’s employment with the applicable Transferred Joint Venture Entity, as the case may be. Offers of employment required by this Section 5.5(a) shall be for a position of similar or greater status, authority, duties and aggregate compensation (excluding any equity-based compensation, severance, retention, sale, stay, special bonus, emergence or other change in control payments or awards or any similar compensation or award) as such Employee enjoys with Seller and/or its Affiliates immediately prior to the Closing Date, that is within a 50-mile radius from such Employee’s primary place of residence as of the Closing Date, and with any such additional rights and benefits as are prescribed by this Section 5.5. Consistent with and subject to the foregoing and the other terms of this Agreement, Buyer shall have the right to establish the terms and conditions under which such offers will be made. Not later than two Business Days following the date offers are required to be made hereunder, Buyer shall provide to Seller a list of the Applicable Employees who do not satisfy the Background Check, by job position or name and region, and as to whom Buyer as a result of such Background Check failure has not made offers of employment pursuant to this Section 5.5(a) . The parties hereto shall cooperate with each other to give effect to this Section 5.5(a) and neither Seller nor its Affiliates shall take any actions that would interfere with the Applicable Employees so offered employment from becoming employed by Buyer or the Joint Venture Employees becoming Transferred Joint Venture Employees, as the case may be, as of the Closing Date. Immediately prior to the Closing, the Transferred Joint Venture Entities shall employ no individuals other than those Employees who are or will be Transferred Joint Venture Employees Related to the applicable Joint Venture Business. If any Employee, other than a Transferred Employee, becomes entitled to any payments or benefits under any severance policy, plan, agreement, arrangement or program which exists or arises or may be deemed to exist or arise, under any applicable Law or otherwise, as a result of the consummation of the Transaction or otherwise, Seller shall be liable for such amounts, which Liability shall constitute an Excluded Liability except to the extent Buyer does not comply with the requirement to offer employment on the terms set forth in this Section 5.5(a) .

     (b) Beginning on the Closing Date and ending no earlier than the first anniversary of the Closing Date, Buyer shall provide each Transferred Employee, other than any Transferred Employee included in a collective bargaining unit covered by the Collective Bargaining Agreements as in effect on the Closing Date (each, a “Union Employee”) with, at Buyer’s sole discretion, either compensation and employee benefits that are (i) no less favorable in the aggregate (excluding any equity-based compensation, severance, retention, sale, stay, special bonus, emergence or other change in control payments or awards or any similar compensation or award) than the compensation and employee benefits provided to each such Transferred Employee immediately prior to the Closing Date or (ii) substantially comparable in the aggregate (excluding any severance) to the compensation and employee benefits provided to similarly situated employees of Buyer; provided, that for purposes of any equity-based compensation, such employees shall be deemed newly hired employees of Buyer. In addition, to the extent Buyer maintains a tax-qualified defined benefit pension plan, from and after the date each Transferred Employee satisfies the applicable eligibility and service requirements of any such plan as in effect on any date of determination, such Transferred Employee shall participate in such plan to the same extent as similarly situated employees of Buyer. With respect to Union Employees, Buyer will retain any and all of the rights and obligations it may have pursuant to applicable labor Law.

     (c) Notwithstanding Section 5.5(b), beginning on the Closing Date, Buyer shall, for a period ending no earlier than the first anniversary of the Closing Date, maintain a severance plan for the benefit of each Transferred Employee, other than any Union Employee, that is no less favorable to Transferred Employees than the Amended and Restated Adelphia Communications Corporation Severance Plan effective September 21, 2004 (the “Seller Severance Plan”) and which includes the same general terms and conditions regarding eligibility and exclusion from eligibility for severance pay and benefits as the Seller Severance Plan. It is intended that this Section 5.5(c) shall not result in any duplication of benefits to any Transferred Employee.

     (d) To the extent (and only to the extent) set forth on Schedule 5.5(d) of the Seller Disclosure Schedule, Buyer shall assume all Liabilities and obligations to provide any severance pay and benefits to any Transferred Employee whose employment is terminated following the Closing. Buyer shall reimburse Seller for any severance costs incurred with respect to any Employee who is not offered employment by Buyer pursuant to this Transaction in the event Buyer or any of its Subsidiaries hires such Employee within three months after the Closing.

     (e) For purposes of this Agreement, (i) “Applicable Employees” means all of the following:

     (A) All persons who are active Employees on the Closing Date, including Employees on vacation and Employees on a regularly scheduled day off from work. Employees on temporary leave for purposes of jury or annual two-week national service/military duty shall be deemed to be active Employees;

     (B) Employees who on the Closing Date are on nonmedical leave of absence; provided, however, that no such Employee shall be guaranteed reinstatement to active service if his return to employment is contrary to the terms of his leave, unless otherwise required by applicable Law (for purposes of the foregoing, nonmedical leave of absence shall include maternity or paternity leave, leave under the Family and Medical Leave Act of 1993, educational leave, military leave with veteran’s reemployment rights under federal Law, or personal leave, unless any of such is determined to be a medical leave); and

     (C) Employees who on the Closing Date are on disability or medical leave and for whom it has been 180 calendar days or less since their last day of active employment; provided, however, that no such Employee shall be guaranteed reinstatement to active service if he is incapable of working in accordance with the policies, practices and procedures of Buyer; and

     (ii) “Transferred Employees” means those Applicable Employees who accept offers of employment with Buyer and the Transferred Joint Venture Employees.

     (f) Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employee or his or her covered dependents prior to the Closing Date except to the extent (and only to the extent) such liabilities are reflected in the determination of the Closing Net Liabilities used in the determination of the Final Adjustment Amount for the Specified Business in which such Transferred Employee is employed. Buyer shall be responsible for all expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date. For purposes of this paragraph, a claim is deemed incurred: (i) in the case of medical or dental benefits, when the services that are the subject of the claim are performed, (ii) in the case of life insurance, when the death occurs, (iii) in the case of long-term disability benefits, when the Employee becomes disabled, and (iv) in the case of workers compensation benefits, when the event giving rise to the benefits occurs.

     (g) With respect to any plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), or any plan that would be a “welfare benefit plan” (as defined in Section 3(1) of ERISA) if it were subject to ERISA, maintained by Buyer, Buyer shall (i) provide coverage for Transferred Employees under its medical, dental and health plans as of the Closing Date in accordance with the terms of such plans, (ii) cause there to be waived any pre-existing conditions, actively at work requirements and waiting periods or other eligibility requirements to the extent such conditions, requirements or waiting periods were satisfied by a Transferred Employee under a corresponding Benefit Plan, and (iii) cause such plans to honor any expenses incurred by the Transferred Employees and their dependents or beneficiaries under similar plans of Seller and its Affiliates during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.

     (h) Transferred Employees shall be given credit for purposes of eligibility and vesting and other entitlement to benefits or rights, under each employee benefit plan of Buyer (each a “Buyer Plan”) in which such Transferred Employees are or become eligible to participate, for all service (including service with Seller or any of its Affiliates) for which such Transferred Employees were credited for such purposes under a corresponding Benefit Plan of Seller prior to the Closing Date; provided, however, that nothing in this Section 5.5(h) shall result in any duplication of benefits.

     (i) Except as required by applicable Law, as of the Closing Date, the Transferred Employees shall cease to accrue further benefits under the employee benefit plans and arrangements maintained by Seller and its Affiliates. From and after the Closing, Seller shall remain solely responsible for any and all Liabilities in respect of the Employees, including the Transferred Employees, related to the Benefit Plans, except as otherwise provided in this Section 5.5. None of Buyer or any of its Affiliates shall assume or have transferred to them the sponsorship of any of the Benefit Plans or any other benefit plans or arrangements maintained by Seller or any of its Affiliates; including any non qualified deferred compensation or rabbi trust plans or arrangements, pursuant to or in connection with the Transaction.

     (j) Seller shall take all actions necessary to fully vest the Transferred Employees in their account balances under Seller’s tax-qualified 401(k) plan (“Seller’s 401(k) Plan”) effective as of the Closing Date. In accordance with the terms of the applicable plan, each Transferred Employee shall be eligible to participate in a Buyer-sponsored defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Code (“Buyer’s 401(k) Plan”). Buyer shall take all actions reasonably necessary to permit beginning as soon as reasonably practical following the Closing Date each Transferred Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Seller’s 401(k) Plan to roll over the distribution, to an account in Buyer’s 401(k) Plan; provided, that any Transferred Employee with less than six months of service with Seller or any of its Affiliates immediately prior to the Closing Date will only become a participant in the Buyer’s 401(k) Plan after completing six months of combined continuous service with Seller or any of its Affiliates and Buyer and any of its Affiliates (without duplication).

     (k) With respect to any accrued but unused vacation time (including flexible time-off and sick pay) to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such Transferred Employee immediately prior to the Closing Date, Buyer shall, to the extent permitted by applicable Law, assume the liability for such accrued vacation and allow such Transferred Employee to use such accrued vacation to the extent such Transferred Employee would have been entitled to such accrued vacation based on his level and years of service under the vacation policy of Buyer in effect as of the Closing Date as if such Transferred Employee had been employed by Buyer during such Transferred Employee’s employment with Seller; provided, however, that if the Transferred Employee’s accrued vacation is greater than the amount of vacation to which such Transferred Employee would have been entitled under Buyer’s vacation policy, Buyer shall pay to such Transferred Employee within 90 days of the Closing Date an amount in cash equal to the difference but only to the extent of the amount reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount for the Specified Business in which such Transferred Employee is employed. With respect to any sale bonuses under the Sale Bonus Program, Seller shall be responsible for the payment to all Employees of that portion of the bonus that is to be paid on the “First Sale Bonus Payment Date” (as defined in the Sale Bonus Program), which bonuses shall be paid prior to or on the Closing. Buyer shall be responsible for the payment to Transferred Employees on a timely basis of any sale bonuses under the Sale Bonus Program to be paid after the “First Sale Bonus Payment Date” but only to the extent of the amount reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount for the Specified Business in which such Transferred Employee is employed.

     (l) Buyer shall be responsible for providing or discharging any and all notifications, benefits and liabilities to Transferred Employees and governmental authorities required by WARN or by any other applicable Law relating to plant closings or employee separations that are required (i) to be provided after the Closing or (ii) with respect to any plant closing or mass layoff that occurs within the 60-day period immediately following the Closing. Seller agrees to cooperate in preparing and distributing any notices that Buyer may desire to provide prior to the Closing. No later than five Business Days prior to the Closing Date, Seller shall provide Buyer with a schedule setting forth each Employee whose employment was terminated or is anticipated to be terminated during the six month period prior to the Closing Date and the work location of such Employee.

     (m) Buyer shall assume any liability under COBRA arising from the actions (or inactions) of Buyer or its Affiliates with respect to the Transferred Employees after the Closing Date. Seller shall retain all obligations with respect to continued coverage under COBRA (and any similar state Law), Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder for all Employees, including Applicable Employees, who do not become Transferred Employees. Notwithstanding the immediately preceding sentence, to the extent required by Treasury

Regulation Section 54.4980B -9, Q&A-8(c), Buyer shall perform all obligations under COBRA and the foregoing provisions of the Code and ERISA with respect to each employee of Seller who is an “M&A qualified beneficiary” with respect to the Transaction, as such term is defined by Treasury Regulation section 54.4980B -9, Q&A-4.

     (n) For Employees who participate in Seller’s short term incentive bonus program, including the Short-Term Incentive Plan, Sales Incentive Plan and Marketing Incentive Plan, Seller shall be responsible for paying their respective annual bonuses for the period from the January 1 immediately preceding the Closing Date through the Closing (pro-rated for the partial year) and shall pay such bonuses to such Employees not later than the Closing; and, solely with respect to Transferred Employees who participated immediately prior to the Closing Date in such Seller’s short term incentive bonus programs, Buyer shall be responsible for paying respective annual bonuses for the period from the Closing Date through the December 31 immediately following the Closing Date pro-rated for the partial year.

     (o) With respect to any Transferred Employee who becomes employed by Friendco or any of its Affiliates pursuant to the Exchange Agreement, references to any benefit plans maintained by Buyer shall be deemed to be references to benefit plans maintained by Friendco or its Affiliates and references to similarly situated employees of Buyer shall be deemed to be references to similarly situated employees of Friendco or its Affiliates.

     (p) The parties hereto hereby acknowledge and agree that no provision of this Agreement shall be construed to create any right to any compensation or benefits whatsoever on the part of any Employee or other future, present or former employee of Seller or any of its Affiliates. Nothing in this Section 5.5 or elsewhere in this Agreement shall be deemed to make any employee of the parties or their respective Affiliates a third party beneficiary of this Section 5.5 or any rights relating hereto.

     (q) The parties hereto hereby acknowledge and agree that Buyer shall have no Liability in respect of any award to any Employee, director, consultant, independent contractor or other service provider of Seller or its Affiliates with respect to any shares of Seller’s Equity Securities, whether existing on the date hereof or arising in the future (“Stock Awards”), and that all Liabilities related to such Stock Awards shall be Excluded Liabilities.

     (r) Seller agrees that, notwithstanding anything in this Agreement to the contrary, the payments of awards under the Amended and Restated Adelphia Communications Corporation Performance Retention Plan shall in no event be made in Equity Securities of Buyer or any Affiliate of Buyer and shall be satisfied in full by Seller prior to or on the Closing.

     Section 5.6 Ancillary Agreements. At the Closing, Seller shall and shall cause each of its Affiliates party to an unexecuted Ancillary Agreement to, execute and deliver each unexecuted Ancillary Agreement to which it is a party, and Buyer shall execute and deliver each of the unexecuted Ancillary Agreements to be executed by it.

     Section 5.7 Transfer and Assignment of Assets and Certain Employees of Transferred Joint Venture Entities. At or prior to the Closing, Seller shall (a) cause each Transferred Joint Venture Entity to transfer to the applicable Seller JV Partner all Excluded Assets held by such Transferred Joint Venture Entity (b) terminate the employment of all individuals who are then employed by a Transferred Joint Venture Entity and who are not or will not be Transferred Joint Venture Employees Related to the applicable Joint Venture Business and (c) cause such Seller JV Partner to, assume and discharge or perform when due all Excluded Liabilities to which such Transferred Joint Venture Entity is subject, in each case pursuant to agreements, instruments or other documents in form and substance reasonably satisfactory to Buyer.

     Section 5.8 Acquisition Proposals. Except as otherwise provided in this Section 5.8, Seller agrees that neither it nor any of its Subsidiaries nor any of their respective directors, officers or employees shall, and that it shall direct its Subsidiaries and its and its Subsidiaries’ agents and representatives and use its best efforts to cause its and its Subsidiaries’ agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization (including an Alternate Plan), share exchange, consolidation or similar transaction involving (directly or indirectly), or any purchase (directly or though a proposed investment in Equity Securities, debt securities or claims of creditors) of 10% or more of the Transferred Assets Related to the Business or of the outstanding Equity Securities of Seller or any of its Affiliates directly or indirectly owning Assets Related to the Business (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal” and any such transaction, an “Acquisition”); provided, however, that the foregoing shall not restrict Seller from renewing the “exit financing” of the Debtors on substantially the same terms as in effect as of March 31, 2005. Seller further agrees that neither it nor any of its Subsidiaries nor any of their respective directors, officers or employees shall, and that it shall direct its Subsidiaries and its and its Subsidiaries’ agents and representatives and use its best efforts to cause its and its Subsidiaries’ agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to or have any discussions with any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Seller agrees that it will take the necessary steps to promptly inform the Persons referred to in the first sentence of this Section 5.8 of the obligations undertaken in this Section 5.8 and to cause them to cease immediately any current activities that are inconsistent with this Section 5.8. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent Seller or its board of directors (the “Board”) from:

     (a) (i) complying with its disclosure obligations under Law or the Bankruptcy Code with regard to an Acquisition Proposal, or (ii) prior to the commencement of the Confirmation Hearing, in response to an unsolicited bona fide Acquisition Proposal, (A) (1) providing information to (including discussing any due diligence issues, requests or clarifications with) a Person with whom Seller executes a confidentiality agreement on terms no less favorable to Seller than those contained in the Seller Confidentiality Agreement (as in effect prior to amendment on the date hereof), other than any restrictions on such Person’s ability to make or amend an Acquisition Proposal and (2) following receipt of a bona fide unsolicited Acquisition Proposal from such a Person, engaging in discussions with such Person to the extent such discussions are confined to clarifying any term of such Acquisition Proposal or (B) engaging in any negotiations or discussions with any Person who has made such an Acquisition Proposal if and only to the extent that, in each such case referred to in clauses (A) and (B) above, (1) the Board determines in good faith after consultation with outside legal counsel that the directors of Seller should take such action in order to comply with their fiduciary duties under applicable Law, (2) such Acquisition Proposal involves the direct or indirect acquisition by one or more third parties of at least 66 2/3% of (x) all Assets Related to the Business or (y) the outstanding Equity Securities of Seller and (3) in each such case referred to in clause (B) above, the Board determines in good faith (after consultation with its financial and legal advisors) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable (taking into account, without limitation, financial terms of any termination fee that may be payable pursuant to Section 8.5(b)) to Seller’s stakeholders from a financial point of view than the Transaction (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Superior Proposal”). Seller or any of its Subsidiaries shall notify Buyer promptly (but in no event later than 24 hours) after receipt by Seller or any of its Subsidiaries (or any of their respective directors, officers, employees or advisors) of any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal or any request for information relating to the Transferred Assets, any Specified Business, Seller or any of its Subsidiaries or for access to any Specified Business or any of the Transferred Assets by any third party that may be considering making, or has made, an Acquisition Proposal. Seller shall provide such notice orally and in writing and shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. Seller shall keep Buyer fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request. Seller shall promptly provide Buyer with any non public information concerning Seller’s business, present or future performance, financial condition or results of operations, provided to any third party that was not previously provided to Buyer; and

     (b) (i) prior to the commencement of the Confirmation Hearing, engaging in any negotiations or discussions concerning an Alternate Plan with the Committees, the stakeholders of Seller or its Affiliates or their respective advisors (in each case (other than in the case of Committees) with whom Seller enters into, or has entered into, a confidentiality agreement on customary terms under the circumstances that restricts such stakeholder (other than with respect to any other stakeholder who is subject to a substantially similar confidentiality agreement or to the Committees) from (x) disclosing any confidential information regarding Seller and its Affiliates, Buyer and its Affiliates, or information regarding an Alternate Plan, including the status thereof, and (y) making public statements regarding any of the foregoing), but only to the extent that (A) the Board determines in good faith after consultation with outside legal counsel that the directors of Seller should take such action in order to comply with their fiduciary duties under applicable Law and (B) the Board determines in good faith (after consultation with its financial and legal advisors) that such Alternate Plan, if pursued and assuming (for purposes of determining the right to engage in negotiations or discussions pursuant to this Section 5.8(b), but not for purposes of the definition of “Superior Alternate Plan”) the support of Seller’s stakeholders therefor, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposed Alternate Plan and, if consummated, would result in a transaction more favorable (taking into account, without limitation, the financial terms of any termination fee that may be paid pursuant to Section 8.5(b)) to the stakeholders of Seller and its Affiliates from a financial point of view than the Transaction (any such more favorable Alternate Plan being referred to in this Agreement as a “Superior Alternate Plan”) or (ii) after entry of a Confirmation Order satisfying the condition set forth in Section 6.2(g) (but only for so long as such Confirmation Order is in effect), planning for an Alternate Plan that involves the emergence of Debtors as standalone entities with no greater than a 10% additional equity contribution (other than existing Claims), including engaging in any negotiations or discussions concerning an Alternate Plan with stakeholders of Seller or its Affiliates or their advisors, preparing (but not filing) a disclosure statement with respect to such Alternate Plan and preparing and negotiating any intercreditor agreements; provided, however, that such Alternate Plan provides that it can only be confirmed and effective if this Agreement is terminated in accordance with its terms and such planning does not involve any action or omission that could reasonably be expected to materially impair or materially delay the Transaction; provided, further, that nothing in this Section 5.8(b) shall permit any public statements or filings with the Bankruptcy Court or any other court by or on behalf of Seller or its Affiliates. Seller shall notify Buyer of its engagement in discussions concerning an Alternate Plan and shall keep Buyer reasonably informed, on a current basis, of material developments that could reasonably be expected to result in an Alternate Plan. For purposes of this Agreement, an “Alternate Plan” is any plan under chapter 11 of the Bankruptcy Code (other than the Plan) or any liquidation under chapter 7 of the Bankruptcy Code. Without limiting any other obligation set forth in this Agreement, Seller shall, in connection with the activities permitted under this Section 5.8(b), use commercially reasonable efforts to enforce any confidentiality obligations of the Committees and any obligations under the confidentiality agreements described in this Section 5.8(b) .

     Section 5.9 Additional Financial Information.

     (a) Seller shall use commercially reasonable efforts, and shall cause its Affiliates to use commercially reasonable efforts, to provide Buyer with financial statements and related information (collectively, “Financial Information”) sufficient to permit Buyer or its Affiliates to fulfill their obligations to include financial disclosure relating to each Specified Business and, if required, the Friendco Business and the Group 2 Systems, on a timely basis under the Exchange Act and, if Buyer or any of Buyer’s Affiliates undertakes an offering of securities prior to the Closing, the Securities Act (it being understood that the foregoing shall not require Seller to file or furnish any periodic or current reports that are required to be filed prior to the date hereof under the Exchange Act with the SEC). If some or all of the Financial Information is included in or incorporated by reference into a prospectus for an offering of securities by Buyer or any of Buyer’s Subsidiaries prior to the Closing, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause the independent auditors of Seller to provide customary assistance to Buyer or such Subsidiary and its underwriters in connection with such financing, including the provision of consent and comfort letters addressed to the SEC, comfort letters addressed to the underwriters, participation in due diligence matters with respect to such offering and assistance in responding to comments or questions from the SEC with respect to the Financial Information. Buyer shall reimburse Seller for the reasonable costs and expenses incurred by Seller pursuant to this Section 5.9(a), including reasonable out-of-pocket costs and any incremental costs and expenses necessary to comply with this Section 5.9(a) (including all necessary incentive compensation) (unless and to the extent compliance with this Section 5.9(a) is waived by Buyer prior to the incurrence of such costs and expenses). Seller shall give Buyer reasonable advance notice of the type and the amount of such costs and expenses prior to the incurrence thereof.

     (b) As soon as reasonably practicable (and, in any event, prior to the Closing), Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts, to provide Buyer with a copy of (i) the consolidated audited balance sheets and audited statements of income, stockholders equity and cash flows for each Specified Business reflecting the allocation of Shared Assets and Liabilities pursuant to the Designated Allocation and Section 2.5 (provided, that, but subject to clause (iii) below, such financial statements do not need to be provided for the Group 2 Business for any period prior to January 1, 2004), at and for the fiscal years ended December 31, 2002 (unless statements at and for the fiscal year ended December 31, 2005 are provided as set forth below), December 31, 2003, December 31, 2004, and, if the Closing shall not have occurred on or prior to March 31, 2006 (or if such statements are otherwise available) December 31, 2005 (as modified by the proviso to clause (i) of this Section 5.9(b), the “Derivative Audited Financial Statements”), (ii) the consolidated audited balance sheets and audited statements of income, stockholders’ equity and cash flows for Seller and its Affiliates for the fiscal years ended December 31, 2004, and, if the Closing shall not have occurred on or prior to March 31, 2006 (or if such statements are otherwise available), December 31, 2005 (the “Seller Audited Financial Statements”), and (iii) the unaudited balance sheets and unaudited statements of income, stockholders’ equity and cash flows for each Group 2 System for the fiscal years ended December 31, 2002 (unless the Derivative Audited Financial Statements include consolidated audited balance sheets and audited statements of income, stockholders equity and cash flows for each Specified Business for the fiscal year ended December 31, 2005 are provided as set forth above), and December 31, 2003 (the “MCE Financial Statements” and, together with the Derivative Audited Financial Statements and the Seller Audited Financial Statements, the “Additional Financial Statements”); provided, that Buyer shall reimburse Seller for the reasonable costs and expenses incurred by Seller in connection with the preparation of the Derivative Audited Financial Statements and the MCE Financial Statements, including reasonable out-of-pocket costs and any incremental costs and expenses necessary to comply with this Section 5.9(b) (including all necessary incentive compensation). Seller shall give Buyer reasonable advance notice of the type and the amount of such costs and expenses prior to the incurrence thereof.

     (c) Buyer shall use its commercially reasonable efforts to obtain relief from the staff of the SEC from Buyer’s obligations to include financial statements with respect to periods ending on or prior to December 31, 2002 required by Section 5.9(a) or Section 5.9(b) in Buyer’s filings under the Securities Act or Exchange Act. Seller shall cooperate with Buyer in respect of the obtaining of any such relief.

     Section 5.10 Post Closing Consents.

     (a) Subsequent to the Closing, and subject to Section 2.13, Seller shall and shall cause its Affiliates to continue to use commercially reasonable efforts to obtain in writing as promptly as possible any consent, authorization or approval necessary or commercially advisable in connection with the Transaction which was not obtained on or before the Closing in form and substance reasonably satisfactory to Buyer.

     (b) Without limiting Section 5.10(a), in the event that a Closing under this Agreement occurs without the receipt of all LFA Approvals, Buyer and Seller shall act in good faith to obtain any remaining LFA Approvals following the Closing. Until such time as all LFA Approvals have been obtained, Buyer covenants and agrees to use commercially reasonable efforts to satisfy all obligations of Seller or any of its Affiliates arising after the Closing under each Franchise agreement corresponding to a LFA Approval that has not been obtained. Buyer and Seller agree to enter into such arrangements as are reasonably necessary to cause Seller not to be in breach under each such Franchise agreement and to permit Buyer to receive the economic benefits of each such Franchise agreement.

     (c) Buyer and Seller agree, assuming as set forth in Section 5.10(b) that all or substantially all of the economic benefits relating to a remaining Franchise inure to Buyer, (i) that any remaining Franchises described in Section 5.10(b) shall be treated for all income Tax purposes as Assets of Buyer as of the Closing and (ii) not to take, and to prevent any of their respective Affiliates from taking, any position inconsistent with such treatment for any income Tax purposes (unless required by a change in applicable income Tax Law or a good faith resolution of a contest).

     Section 5.11 Bankruptcy Proceedings.

     (a) Seller shall, as soon as reasonably practicable after the date hereof, but no later than 45 days hereafter, file with the Bankruptcy Court (i) a Disclosure Statement with respect to the Plan intended to meet the requirements of section 1125(b) of the Bankruptcy Code and this Section 5.11(a) (as amended from time to time in accordance with this Agreement, the “Disclosure Statement”), (ii) a motion to approve, among other things, the Disclosure Statement (the “Disclosure Statement Motion”) and (iii) the Plan. Seller shall, and shall cause each of its Affiliates to, commence appropriate proceedings before the Bankruptcy Court and otherwise use commercially reasonable efforts to obtain approval of the Disclosure Statement and the Plan as expeditiously as possible. Seller shall, and shall cause its Affiliates to, provide in the Disclosure Statement a range of values determined by Seller after consultation with Buyer; provided, that the midpoint of such range shall equal the Aggregate Value of the Purchase Shares);

provided, however, that, based on changes, events or circumstances first arising or occurring following the date hereof, Seller may, after consultation with Buyer and its counsel, change the midpoint, and the range in order that the statements contained in the Disclosure Statement in respect of the value of the Purchase Shares would not be misleading or result in a violation of any applicable Law by Seller. The Plan, any and all exhibits and attachments to the Plan, the Disclosure Statement, and the Disclosure Statement Motion and the orders approving the same (including the Confirmation Order), and any amendment or supplement to any of the foregoing, (A) to the extent affecting the terms of the Transaction, the Transferred Assets, the Assumed Liabilities, Buyer or its Affiliates (in the case of Buyer or its Affiliates, only to the extent related to the Transaction or an interest in the Transferred Joint Venture Parents (other than with respect to Plan distribution matters) and not in their capacity as creditors or, with respect to Plan distribution matters, equityholders), shall be in all material respects reasonably acceptable in form and substance to, and shall not be filed until consented to by, Buyer, which consent shall not be unreasonably withheld, (B) shall not otherwise contain any provision (including any provision relating to the allocation of distributable proceeds among Seller’s stakeholders), or otherwise have an effect, that would, individually or in the aggregate, reasonably be expected to materially impair or materially delay the Transaction; it being understood that any allocation of distributable proceeds that does not violate the absolute priority rule or any proposed waiver of the absolute priority rule as may be contemplated by the Plan that is reasonably expected to be consented to by the affected classes shall not be deemed to materially impair or materially delay the Transaction, (C) shall not contain any provision providing for an Alternate Plan, including the so-called “toggle plan”, (D) shall not treat Buyer or its Affiliates, in their capacities as creditors or equityholders, in a discriminatory manner as compared to similarly classified stakeholders, (E) except to the extent expressly set forth herein, shall not modify, alter, amend or otherwise impair the rights of any of the Buyer JV Partners in their capacity as equity security holders (and not as holders of claims) set forth in the JV Documents or otherwise impair or alter the terms of any Joint Venture Securities and (F) without limiting the generality of the foregoing, in the case of the Confirmation Order, shall contain the finding that Buyer is a good faith purchaser of the Transferred Assets pursuant to section 363(m) of the Bankruptcy Code unless Buyer’s actions which have been determined by the Bankruptcy Court to have not been in good faith preclude such a finding. Buyer shall refrain from taking any actions in connection herewith that are not in good faith (as determined by the Bankruptcy Court) and that would preclude a finding that Buyer is a good faith purchaser of the Transferred Assets pursuant to section 363(m) of the Bankruptcy Code. Seller shall provide Buyer and its counsel with copies of all material motions, applications, supporting papers and notices prepared by Seller (including forms of orders and notices to interested parties) relating in any way to the Disclosure Statement, the Plan or the Transaction prior to the filing of such documents and shall provide Buyer, to the extent practicable, with a reasonable opportunity to review and comment on same. Seller shall consult with Buyer prior to taking any action in or with respect to the Reorganization Case that could reasonably be expected, individually or in the aggregate, to (x) be inconsistent with this Agreement or the Transaction, (y) materially impair or materially delay the Transaction or (z) relate to any material information provided by Buyer for inclusion in the Disclosure Statement or have an adverse effect on the Transaction, the Transferred Assets, the Assumed Liabilities, Buyer or its Affiliates (in the case of Buyer or its Affiliates, only to the extent related to the Transaction or an interest in the Transferred Joint Venture Parents (other than with respect to Plan distribution matters) and not in their capacity as creditors or, with respect to Plan distribution matters, equityholders). Buyer shall provide Seller with all information concerning Buyer as is required (or, with respect to Systems to be received by Friendco or its Affiliates in the Exchange, reasonably advisable) to be included in the Disclosure Statement and is requested by Seller. Any information delivered by Buyer or Seller for inclusion in the Disclosure Statement will be intended to satisfy the requirements of section 1125(a) of the Bankruptcy Code.

     (b) No later than 70 days prior to the Confirmation Hearing, Seller shall deliver to Buyer a true and complete list of all Contracts Related to each Specified Business (other than Programming Agreements but including retransmission consent agreements) entered into prior to such seventieth day (provided, that between such seventieth day and the Confirmation Hearing, Seller shall promptly update such list to reflect Contracts Related to each Specified Business (other than Programming Agreements but including retransmission consent agreements) entered into during such period) which shall include the following, each of which must be satisfactory in form and substance to Buyer in its reasonable discretion: (i) a list of Contracts (other than Programming Agreements but including retransmission consent agreements) which Seller or any Affiliate has rejected pursuant to an order of the Bankruptcy Court (the “Rejected Contracts”); (ii) a list of Contracts (other than Programming Agreements but including retransmission consent agreements) which Seller or any Affiliate has assumed pursuant to an order of the Bankruptcy Court; (iii) with respect to each such Contract that is not a Rejected Contract, (A) Seller’s good faith estimate of the Cure Costs in respect of such Contract, (B) Seller’s good faith estimate of the Rejection Claims in respect of such Contract and (C) whether such Contract was entered into on or following the Petition Date. No later than 40 days prior to the Confirmation Hearing, Buyer shall provide Seller with a list of Contracts to be assumed, if applicable, by Seller or any of its Affiliates and assigned by Seller or any of its Affiliates to Buyer (or, in the case of Contracts to which any Transferred Joint Venture Entity is party, assumed and retained by such Transferred Joint Venture Entity) with respect to each Specified Business (as further identified by Buyer pursuant to the provisions of this Section 5.11(b), the “Assigned Contracts”). As promptly as practicable following the determination of the Assigned Contracts by Buyer and in any event no later than 20 days prior to the Confirmation Hearing, Seller or its Affiliates, as the case may be, shall commence appropriate proceedings before the Bankruptcy Court and otherwise take all necessary actions in order to determine Cure Costs with respect to any Assigned Contract entered into prior to the Petition Date. Notwithstanding the foregoing, prior to the Closing, Buyer may identify (x) any Assigned Contract as one that Buyer no longer desires to have assigned to it (or retained by a Transferred Joint Venture Entity, as applicable) and such Contract shall for all purposes of this Agreement, including Section 5.11(d) and any Ancillary Agreement be deemed not to be an Assigned Contract and (y) any Contract entered into by Seller of any of its Affiliates following entry of the Confirmation Order that is Related to any Specified Business as an Assigned Contract and such Contract shall for all purposes of this Agreement be deemed to be an Assigned Contract. At the direction of Buyer, Seller shall or shall cause its Affiliates to, as the case may be, take all necessary actions and, if necessary, promptly commence appropriate proceedings before the Bankruptcy Court in order to effect the assumption of any Assigned Contract by Seller or any of its Affiliates and the assignment of such Contract to Buyer at the Closing (or, in the case of Assigned Contracts to which any Transferred Joint Venture Entity is party, the assumption and retention by such Transferred Joint Venture Entity) pursuant to the Plan. Following the Closing, Seller shall not, and shall cause each of its Affiliates not to, amend, modify, terminate or abrogate any Assigned Contract. Seller shall, and shall cause each of its Affiliates to, take all actions such that each OCB Contract that is not an Assigned Contract shall be terminated or rejected as of the Closing.

     (c) Seller shall use its commercially reasonable efforts to make available to Buyer as promptly as practicable after the date hereof (or, in the case of Contracts entered into after the date hereof, as promptly thereafter as practicable) true and complete copies of each of the Contracts Related to each Specified Business (other than Programming Agreements but including retransmission consent agreements) and of each of the Contracts listed, or required to be listed, in Schedule 3.15(b) of the Seller Disclosure Schedule, and true and complete summaries of the terms of any such oral Contracts; it being understood that, in any event, such copies and summaries shall be made available in respect of the Contracts listed on the list delivered pursuant to the first sentence of Section 5.11(b) no later than 70 days prior to the Confirmation Hearing.

     (d) Other than the Assumed Cure Costs, Seller shall be liable for all Cure Costs, and Buyer shall have no Liability to any Seller Indemnified Party, the estate of Seller or any of its Affiliates or to any non-debtor party to any Contract in connection therewith; provided, however, that if the amount of the Cure Costs in respect of any Assigned Contract that is not an OCB Contract is greater than the amount that would be paid to the non-debtor party to such Contract on account of a Rejection Claim in respect of such Contract, taking into consideration the likely recovery on account of such Rejection Claim under the Plan (as Seller and Buyer mutually agree, or, in the absence of such agreement, as may be determined by the Bankruptcy Court), then such excess, but only such excess, shall be deemed to constitute an Assumed Cure Cost. Seller shall also be liable for all Claims, including Rejection Claims, in respect of any Contract that is not an Assigned Contract, and Buyer shall have no Liability to any Seller Indemnified Party, the estate of Seller or any of its Affiliates or to any non-debtor party to any such Contract in connection therewith; provided, however, that if the amount that would be paid to the non-debtor party to an OCB Contract that is not an Assigned Contract on account of a Rejection Claim in respect of such OCB Contract, taking into consideration the likely recovery on account of such Rejection Claim under the Plan, is greater than the Cure Costs with respect to such OCB Contract (in either case as Seller and Buyer mutually agree, or, in the absence of such agreement, as may be determined by the Bankruptcy Court), then, subject to such OCB Contract having been made available to Buyer for at least 70 days prior to the Confirmation Hearing (or, in the case of Contracts entered into after such seventieth day, as promptly thereafter as practicable), such excess, but only such excess, shall constitute an Assumed Liability. Subject to approval of the Bankruptcy Court (which approval Seller shall use commercially reasonable efforts to obtain), Buyer (or its designee) shall be entitled to assume and maintain control, on behalf of Seller and any of its Affiliates, of the litigation and settlement of any dispute over any Assumed Cure Costs with respect to any Franchise or, in respect of any OCB Contract, any Rejection Claim that is an Assumed Liability. Seller shall not, and shall cause each of its Affiliates not to, without the prior written consent of Buyer (not to be unreasonably withheld), settle, compromise or offer to settle or compromise any Liability in respect of (i) Cure Costs under such Assigned Contract that is not an OCB Contract or under any Franchise unless Seller shall have assumed all Liabilities in respect thereof and shall have agreed to release Buyer from all Liabilities in respect of any and all Cure Costs under such Assigned Contract or such Franchise or (ii) any Rejection Claim in respect of any OCB Contract unless Seller shall have assumed all Liabilities in respect thereof and shall have agreed to release Buyer from all Liabilities in respect of any and all Rejection Claims caused by or arising out of any such settlement or compromise and Seller shall consult with and, in each case, provide Buyer a meaningful opportunity to participate in any such litigation or settlement.

     (e) Any motion, application or other court document filed with, and the proposed orders submitted to, the Bankruptcy Court seeking authorization to assume and assign or reject or terminate any Contracts Relating to any Specified Business or the Business shall be provided to Buyer in advance of filing (with a reasonable opportunity to review and comment on same) and shall be in form and substance reasonably satisfactory to Buyer in all material respects. On or prior to the Closing, Seller shall, and shall cause its Affiliates to, cure any and all defaults and breaches under and satisfy (or with respect to any Assumed Liability or obligation that cannot be rendered non-contingent and liquidated prior to the Closing Date, make effective provision satisfactory to Buyer and the Bankruptcy Court for satisfaction from funds of Seller) any Liability (other than as to Assumed Cure Costs) arising from or relating to pre-Closing periods under the Assigned Contracts so that such Contracts may be assumed by Seller or its Affiliates and assigned to Buyer in accordance with the provisions of section 365 of the Bankruptcy Code and this Agreement. On or prior to the Closing, Seller shall, and shall cause its Affiliates to, pay or make adequate reserve for all Cure Costs other than the Assumed Cure Costs.

     (f) Seller shall, and shall cause its Affiliates to, and Buyer shall, each use commercially reasonable efforts, and cooperate, assist and consult with each other, as promptly as practicable, to secure approval of the Disclosure Statement, confirmation of the Plan and consummation of the transactions contemplated by the Plan and this Agreement. Neither the Plan nor the Disclosure Statement nor any other material document relating to the transactions contemplated hereby shall be amended, modified, supplemented, withdrawn or revoked (i) if such amendment, modification, supplement, withdrawal or revocation affects the terms of the Transaction, the Transferred Assets, the Assumed Liabilities, Buyer or its Affiliates (in the case of Buyer or its Affiliates, only to the extent related to the Transaction or an interest in the Transferred Joint Venture Parents (other than with respect to Plan distribution matters) and not in their capacity as creditors or, with respect to Plan distribution matters, equityholders) without the consent of Buyer (provided, that such consent shall not be unreasonably withheld) or (ii) if such amendment, modification, supplement, withdrawal or revocation would contain or alter any provision (including as to the allocation of distributable proceeds among Seller’s stakeholders), that would, individually or in the aggregate, reasonably be expected to materially impair or materially delay the Transaction. For the avoidance of doubt, the parties hereto acknowledge and agree that it would not be unreasonable for Buyer to decline to consent to any Plan modification which would require the payment of additional consideration by Buyer under the Plan or which would reduce or impair the Transferred Assets or increase the Assumed Liabilities.

     (g) If an order, judgment or ruling of a court of competent jurisdiction in the Reorganization Case is entered denying entry of (or vacating), or that is inconsistent with the entry of, a Confirmation Order satisfying the condition set forth in Section 6.2(g), Seller and Buyer will cooperate and otherwise use commercially reasonable efforts to prosecute diligently the entry of a Confirmation Order satisfying the condition set forth in Section 6.2(g) . If the Confirmation Order or any other orders of the Bankruptcy Court relating to this Agreement, the Disclosure Statement, the solicitation of acceptances of the Plan or confirmation of the Plan shall be appealed by any party (or a petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to any such order), Seller and Buyer will cooperate in taking such steps to prosecute diligently such appeal, petition or motion, each of Seller and Buyer shall use commercially reasonable efforts to obtain an expedited resolution of any such appeal, petition or motion and any expenses incurred by Seller in connection therewith shall be borne by Seller.

     (h) Seller shall either (i) (A) cause the Subsidiaries of Seller listed on Schedule 5.11(h) of the Seller Disclosure Schedule or any other non-debtor Subsidiary of Seller that acquires Assets Related to the Acquired Business (the “Non-Debtor Subsidiaries”) to file a petition for relief under chapter 11 of the Bankruptcy Code (the “Additional Reorganization Case”), (B) take all steps reasonably necessary to obtain approval by the Bankruptcy Court of the Transaction as it relates to the Non-Debtor Subsidiaries and (C) obtain an Additional Discharge for the Non-Debtor Subsidiaries, in each case as expeditiously as possible under the Bankruptcy Code and the Bankruptcy Rules, and in any event prior to Closing or (ii) subject to the prior approval of the Bankruptcy Court, cause each Non-Debtor Subsidiary to transfer any Assets of such Non-Debtor Subsidiary to a Debtor (other than a Transferred Joint Venture Entity) in exchange for payment of adequate consideration (provided, that such transfer shall be reasonably satisfactory to Buyer in all material respects and shall render such Assets subject to the Discharge) (such transfer, a “Non-Debtor Transfer”). Seller shall, and shall cause each Non-Debtor Subsidiary to, (x) provide Buyer and its counsel with copies of all material motions, applications, supporting papers and notices prepared by Seller or such Non-Debtor Subsidiary (including forms of orders and notices to interested parties) relating in any way to an Additional Reorganization Case or Non-Debtor Transfer prior to the filing of such documents and (y) provide Buyer, to the extent practicable, with a reasonable opportunity to review and comment on same. Seller shall, and shall cause each Non-Debtor Subsidiary to, consult with Buyer prior to taking any action in or with respect to any Additional Reorganization Case or Non-Debtor Transfer. For purposes of Sections 2.1, 2.3 and 2.5 (including any related definitions), unless otherwise directed in writing by Buyer (and only to the extent set forth in such writing), each Non-Debtor Subsidiary shall only be considered an Affiliate of Seller if and only to the extent such

Non-Debtor Subsidiary shall have performed the actions and satisfied the requirements set forth in clause (i) or (ii) of this Section 5.11(h) .

     (i) Seller shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to maintain the exclusive periods pursuant to section 1121(d) of the Bankruptcy Code during which the Debtors may file a plan or plans of reorganization and solicit acceptances thereof.

     Section 5.12 Name of Business. Buyer shall cause the Acquired Business, within six months following the Closing Date, not to use or conduct business using any such terms, or other names, marks, logos or indicia of Seller, other than to use the name “Adelphia” to notify Persons of their name changes in connection with the Transaction. During such six month period such use shall be permitted consistent with past practices. The Business may, notwithstanding any expiration of such six month period, continue to use reproductions of such names or marks that are affixed to converters, remotes and other items already in use as of the Closing Date in customer homes or properties or that are already in use as of the Closing Date in similar fashion making such removal or discontinuation impracticable; provided that Buyer shall discontinue use of such items bearing such reproductions upon it becoming reasonably practicable to do so (e.g., upon their return to Buyer or removal from service).

     Section 5.13 Equipment Leases. Seller shall, and shall cause its Affiliates to, pay the remaining balances on any Equipment Leases and shall deliver title to all vehicles and Fixtures and Equipment covered by such Equipment Leases free and clear of all Encumbrances to Buyer at the Closing.

     Section 5.14 Environmental Matters.

     (a) Environmental Self-Audit. Seller shall provide copies of all correspondence, audits, assessments, agreements, proposals and other documentation relating to the Environmental Self-Audit to Buyer. Prior to the Closing Date, Seller shall cooperate and consult with Buyer in the (i) negotiation of any agreement with the United States Environmental Protection Agency or any other relevant Government Entity relating to the Environmental Self-Audit, (ii) development and negotiation of the scope of the Environmental Self-Audit and (iii) development and negotiation of corrective action and remedies with respect to the Environmental Self-Audit Deficiencies. In any agreement with the United States Environmental Protection Agency or any other relevant Government Entity entered into prior to the Closing Date with respect to the Environmental Self Audit, Seller shall not agree to any remedies that impose obligations to act or refrain from acting after the Closing Date except to the extent that such remedies (A) can be satisfied solely through the payment of monetary damages or (B) are reasonably acceptable to Buyer; provided, that Buyer shall not be required to agree to non-monetary obligations that could reasonably be expected to involve more than de minimis expenditures by Buyer or its Affiliates after the Closing.

     (b) Property Transfer Laws. Seller shall take all actions required by the Connecticut Transfer Act and the New Jersey Industrial Site Recovery Act, to the

extent such actions are required as a result of this Transaction, provided that Seller shall not take any actions or enter into any agreement relating to the Connecticut Transfer Act or the New Jersey Industrial Site Recovery Act that will impose binding obligations to act or refrain from acting after the Closing Date except to the extent that such remedies (i) can be satisfied solely through the payment of monetary damages or (ii) are reasonably acceptable to Buyer; provided, that Buyer shall not be required to agree to non-monetary obligations that could reasonably be expected to involve more than de minimis expenditures by Buyer or its Affiliates after the Closing.

     (c) Notice and Information. If at any time prior to the Closing, any material environmental investigation, study, audit, test, review or other analysis in relation to any Owned Real Property or Transferred Asset is conducted, Seller shall (i) promptly notify Buyer thereof and (ii) subject to applicable Law, keep Buyer informed as to the progress of any such proceeding.

     Section 5.15 SOA Compliance. Prior to the Closing, Seller shall use reasonable efforts, and shall cause its Affiliates and its and their respective representatives to use reasonable efforts, to take all actions that Buyer may reasonably request, and to cooperate and to cause the representatives of Seller and its Affiliates to cooperate in the taking of such actions, to enable each Specified Business, immediately following the Closing, to satisfy the applicable obligations under Sections 302, 404 and 906 of the SOA and the other requirements of the SOA with respect to the Cable Systems, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA; it being understood that Seller has material weakness in its internal controls.

     Section 5.16 Franchise Expirations. From and after the date hereof until the Closing, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain renewals or valid extensions of any Franchises which expire on or before December 31, 2007, in the Ordinary Course of Business. Seller shall not, and shall cause its Affiliates not to, agree or accede to any material modifications or amendments to or in connection with, or the imposition of any material condition to the renewal or extension of, any of the Franchises that are not reasonably acceptable to Buyer determined in a manner consistent with the proviso to Section 5.3(c); provided, however, that if the LFA Approval in respect of such Franchise is not obtained in connection with any such renewal or extension (after Buyer has complied with its obligations under Section 5.3(c)) Seller shall only agree or accede to any such modifications or amendments that are reasonably acceptable to Buyer (without regard to the proviso to Section 5.3(c)) . Upon reasonable prior notice, Seller shall, and shall cause its Affiliates to, allow representatives of Buyer to attend meetings and hearings before applicable Government Entities in connection with the renewal or extension of any Franchise or Governmental Authorization. Nothing in this Section 5.16 shall limit the obligations of Buyer or Seller pursuant to Section 5.3(c) .

     Section 5.17 Cooperation upon Inquiries as to Rates. If at any time prior to Closing, any Government Entity commences a Rate Regulatory Matter with respect to a Cable System, Seller shall (a) promptly notify Buyer and (b) subject to applicable Law, keep Buyer informed as to the progress of any such proceeding. Without the prior consent of Buyer, which consent shall not be unreasonably withheld or delayed, Seller shall not, and shall cause its Affiliates not to, settle any such Rate Regulatory Matter, either before or after Closing, if (i) Buyer or any of its Affiliates would have any Liability under such settlement other than an obligation to pay money in an amount not greater than $50,000, which obligation is fully reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount, or (ii) such settlement would reduce the rates permitted to be charged by Buyer after the Closing below the rates set forth on Schedule 3.18 of the Seller Disclosure Schedule or otherwise then in effect.

     Section 5.18 Third Party Confidentiality Agreements. After the Closing and for so long as reasonably necessary, Seller shall use reasonable efforts to, and shall cause its applicable Affiliates to use reasonable efforts to, enforce each confidentiality agreement entered into by Seller or any such Affiliate with any third party in connection with the Sale Process or otherwise in connection with the Reorganization Case (each, a “Third Party Confidentiality Agreement”) on behalf of Buyer and its Affiliates to the extent such confidentiality agreement relates to the Acquired Business.

     Section 5.19 Subscriber Reports. Within 30 days following the end of each calendar month commencing August 2005 through the Closing, Seller shall provide Buyer with a written report setting forth the following information with respect to each Specified Business as of the end of such calendar month: (a) the number of Basic Subscribers served by such Specified Business, (b) the number of Basic Subscribers in such Specified Business whose rate of service is subject to any discount or promotion (or rebates or similar programs) as of the subscriber cut off date for such calendar month and (c) the discounts or promotions (or rebates or similar programs) offered by such Specified Business during such calendar month, and the geographic areas in which each such discount or promotion (or rebate or similar program) is offered. Seller shall, in consultation with Buyer commencing as promptly as practicable following the date hereof, develop and, no later than 90 days prior to the Closing, implement, an accounting system reasonably acceptable to Buyer, (i) which would reasonably be expected to accurately track the number of Eligible Basic Subscribers (in accordance with the definition thereof) and (ii) the results of which are traceable to Seller’s billing system and capable of being verified, using commercially reasonable efforts, as part of the computation of and resolution of disputes regarding the Subscriber Adjustment Amount pursuant to Section 2.8 (such accounting system, the “Subscriber Accounting System”).

     Section 5.20 Palm Beach Joint Venture. Notwithstanding anything herein to the contrary, the Palm Beach Joint Venture will be disregarded for purposes of calculating the Closing Adjustment Amount and the components thereof. If, prior to the Closing, the Palm Beach Joint Venture is liquidated, or Seller’s or its Affiliate’s interest therein is purchased, pursuant to the Investment Documents relating thereto, the proceeds received by Seller and its Affiliates therefrom will be treated as Condemnation Proceeds. Notwithstanding anything herein to the contrary, the Assets and Liabilities of the Palm Beach Joint Venture will not be transferred to or assumed by Buyer hereunder and neither Buyer nor any of its Affiliates (other than, after the Closing, the Palm Beach Joint Venture) shall have any Liability in respect thereof other than Liabilities of the direct holder of the Palm Beach Joint Venture as a result of such direct holder being a general partner of the Palm Beach Joint Venture. If none of the Group 2 Systems are transferred to Buyer at the Closing then, notwithstanding anything in Schedule 1.1(s)(i) of the Seller Disclosure Schedule to the contrary, the Palm Beach Joint Venture will be treated as part of the Group 1 Business for purposes of Article VII.

     Section 5.21 Transitional Services. Seller shall provide to Buyer, with respect to each Specified Business, upon written request from Buyer received by Seller no later than 30 days prior to the Closing Date, such services as may be reasonably requested by Buyer in connection with the operation of such Specified Business for a commercially reasonable transition period following the Closing to allow for conversion of existing or replacement services, in each case to the extent and only to the extent Seller or its Affiliates retains the Assets and employees necessary to allow the provision of such services (“Transitional Services”). In addition, between the date hereof and the Closing, Seller shall use commercially reasonable efforts to cooperate with Buyer to assist Buyer in developing and implementing a plan of transition. Buyer shall promptly reimburse Seller for the reasonable out-of-pocket costs and any incremental costs and expenses necessary to provide Transitional Services. All other terms and conditions for the provision of Transitional Services shall be reasonably satisfactory to both Buyer and Seller and subject to applicable Law.

     Section 5.22 Western. No later than five Business Days prior to the Closing Date, Seller shall deliver to Buyer a list setting forth, to Seller’s Knowledge after reasonable inquiry, all Assets of Western and its Subsidiaries. If Buyer so elects, such election to be made no later than two Business Days prior to the Closing Date, the JV Interests in Western and the Joint Venture Securities of Western’s Subsidiaries, and all of their respective Assets, shall be designated as Excluded Assets, the Liabilities of Western shall be designated as Excluded Liabilities and each Contract to which Western is a party shall be treated as not an OCB Contract. If Buyer so elects, such election to be made no later than two Business Days prior the Closing Date, Buyer shall be entitled to shift in its reasonable discretion pro rata portions of the upper and lower limits of the Buyer Discharge Amount of Parnassos from Parnassos to Western.

     Section 5.23 Excluded Books and Records. Following the date hereof and prior to the Closing, Seller shall institute a system that is reasonably satisfactory to Buyer and will permit a third party to readily identify Excluded Books and Records and to distinguish Excluded Books and Records from any other Books and Records.

ARTICLE VI

CONDITIONS TO CLOSING

     Section 6.1 Conditions to the Obligations of Buyer and Seller. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver by both parties) prior to the Closing of the following conditions; provided that if the failure to satisfy any condition set forth in this Section 6.1 is solely with respect to the Group 2 Business or the transactions contemplated herein with respect to the Group 2 Business, Buyer will be relieved only of the obligation to complete the Closing with respect to the Group 2 Business and the Purchase Price shall be reduced as if all the Group 2 Systems were Disputed MCE Systems:

     (a) Bankruptcy Court Approval. The Confirmation Order shall have been entered by the Bankruptcy Court, shall be a Final Order and shall be in full force and effect, and the Plan shall be effective in accordance with its terms.

     (b) Consummation of the Plan. All conditions precedent to consummation of the Plan shall have been satisfied or waived in accordance with the terms of the Plan and the Plan shall be consummated substantially contemporaneously with the Closing.

     (c) SEC/DOJ Matters. There shall have been a SEC/DOJ Settlement.

     (d) HSR. The waiting periods applicable to the consummation of the Transaction under the HSR Act shall have expired or been terminated.

     (e) No Prohibition. No Law shall be in effect prohibiting the Transaction.

     (f) Consents and Approvals. All Seller Required Approvals and all Buyer Required Approvals shall have been obtained, in each case in form and substance reasonably satisfactory to both parties.

     (g) Cross-Conditionality. The closing under the Friendco Purchase Agreement shall have occurred contemporaneously with the Closing.

     Section 6.2 Conditions to the Obligation of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction (or waiver by Buyer) prior to the Closing of the following conditions; provided that if Seller’s failure to satisfy any condition set forth in this Section 6.2 is solely with respect to the Group 2 Business or the transactions contemplated herein with respect to the Group 2 Business, Buyer will be relieved only of the obligation to complete the Closing with respect to Group 2 Business and the Purchase Price shall be reduced as if all the Group 2 Systems were Disputed MCE Systems.

     (a) Representations and Warranties. The representations and warranties in Section 3.1, Sections 3.2(a) (other than the first sentence thereof) through 3.2(e), Sections 3.3 through 3.6 and Sections 3.24 through 3.26 (the “Class 1 Representations and Warranties”; all other representations and warranties contained in Article III, the “Class 2 Representations and Warranties”) that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the Class 1 Representations and Warranties that are not so qualified shall be true and correct in all material respects, in each case, at the time made and as of the Closing Date as if made at and as of such time (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date). The Class 2 Representations and Warranties (other than Section 3.19 (but only to the extent related to any event, occurrence, condition or circumstance first occurring after the date hereof), Section 3.20(b) or the first two sentences of Section 3.20(c), assuming, as to Sections 3.20(b) and 3.20(c), the information delivered pursuant to such Sections was prepared by Seller in good faith) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifiers set forth therein) at the time made and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such Class 2 Representations and Warranties to be true and correct has not and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     (b) Covenants. Each of the covenants and agreements of Seller to be performed on or prior to the Closing shall have been duly performed in all material respects.

     (c) Ancillary Agreements. Seller and its Affiliates shall have executed and delivered the Ancillary Agreements to which they are a party except (i) those Ancillary Agreements the failure of which to have been executed and delivered would not reasonably be expected, individually or in the aggregate, to impair the benefit of the Transaction to Buyer (other than in a de minimis manner), taking into account Section 2.13, (ii) in respect of LFA Approvals not obtained as of the Closing and (iii) those Ancillary Agreements required to be delivered pursuant to Section 2.12(u) the failure of which to have been delivered would not reasonably be expected, individually or in the aggregate, to materially impair the benefit of the Transaction to Buyer.

     (d) Certificate. Buyer shall have received a certificate, signed on behalf of Seller by the Chief Executive Officer or Chief Financial Officer of Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(f) have been satisfied.

     (e) Franchises. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all LFA Approvals shall have been obtained, and all Purchase Rights (other than in connection with the Exchange) shall have been waived, in respect of each Specified Business on or prior to the Closing; provided, that this condition shall be deemed not to have been satisfied until the earliest of (i) the date upon which this condition would be satisfied if the foregoing Material Adverse Effect exception were omitted, (ii) 30 days following the date the condition would have been satisfied but for this proviso and (iii) six Business Days prior to the Outside Date.

     (f) No Material Adverse Change. Since the date of this Agreement, no event or condition has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

     (g) Bankruptcy Plan and Confirmation Order. The Confirmation Order and the Plan confirmed by the Bankruptcy Court shall, to the extent relating to or affecting the Transaction, the Transferred Assets, the Assumed Liabilities, Buyer or its Affiliates (in the case of Buyer or its Affiliates, only to the extent related to the Transaction or an interest in the Transferred Joint Venture Parents (other than with respect to Plan distribution matters) and not in their capacity as creditors or, with respect to Plan distribution matters, equityholders), be in all material respects satisfactory to Buyer in its reasonable discretion and, without limiting the generality of the foregoing, the Confirmation Order shall contain the finding that Buyer is a good faith purchaser of the Transferred Assets pursuant to section 363(m) of the Bankruptcy Code unless Buyer’s actions have been determined by the Bankruptcy Court to have not been in good faith preclude such a finding.

     (h) Subscribers. At least 60 days prior to the Closing, Seller shall have implemented the Subscriber Accounting System. The number of Eligible Basic Subscribers served by each Specified Business (in the case of the Group 1 Specified Business, adjusted for minority interests in the same manner as in the definition of “Closing Subscriber Number”) shall be at least equal to (i) the Base Subscriber Number for such Specified Business minus (ii) the Subscriber Basket for such Specified Business minus (iii) the Subscriber Cap for such Specified Business.

     (i) [Intentionally Omitted.]

     (j) Section 754 Election. Each Transferred Joint Venture Parent (and any Subsidiary of a Transferred Joint Venture Parent that Seller has reported as a partnership for U.S. federal income tax purposes on or after January 1, 2002), (i) shall have filed a Section 754 Election and (ii) with respect to such entity, Seller shall have delivered to Buyer an opinion of Sullivan & Cromwell LLP to the effect that, assuming the entity for which the Section 754 Election described in clause (i) was made is classified as a partnership for U.S. federal income tax purposes, any form that is required to cause such Section 754 Election to be valid (including, if necessary under applicable Tax Law, a U.S. federal income tax return) has been validly filed and such Section 754 Election is valid for U.S. federal income tax purposes as of the Closing; provided, however, that (x) if Buyer takes any action that prevents Seller from making a Section 754 Election that is valid as of the Closing with respect to a Transferred Joint Venture Entity, the condition set forth in this Section 6.2(j) shall be waived with respect to such Transferred Joint Venture Entity, and (y) if Buyer and Seller, each in its sole discretion and acting in good faith, agree that because of a change in Tax Law occurring between the date hereof and the Closing Date, a Section 754 Election is not required in order for the adjustments described in Section 743(b) of the Code to apply to Buyer’s acquisition of any Transferred Joint Venture Entity, the condition set forth in this Section 6.2(j) shall be deemed satisfied with respect to such Transferred Joint Venture Entity.

     (k) Financial Information. Seller shall have provided Buyer with all Financial Information and the Additional Financial Statements contemplated by Section 5.9 (disregarding for this purpose all references therein to “commercially reasonable efforts”) except to the extent Buyer has obtained relief from the SEC with respect thereto or has failed to comply with its obligations under Section 5.9(c) .

     Section 6.3 Conditions to the Obligation of Seller. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties in Article IV that are qualified as to materiality shall be true and correct, and the representations and warranties in Article IV that are not so qualified shall be true and correct in all material respects, in each case, at the time made and as of the Closing Date as if made at and as of such time (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date).

     (b) Covenants. Each of the covenants and agreements of Buyer to be performed on or prior to the Closing shall have been duly performed in all material respects.

     (c) Ancillary Agreements. Buyer shall have executed and delivered the Ancillary Agreements to which it is a party except (i) those Ancillary Agreements the failure of which to have been executed and delivered would not reasonably be expected, individually or in the aggregate, to impair the benefit of the Transaction to Seller (other than in a de minimis manner), (ii) in respect of LFA Approvals not obtained as of the Closing and (iii) the Ancillary Agreements required to be delivered pursuant to Section 2.11(d)(xii) the failure of which to have been delivered would not reasonably be expected, individually or in the aggregate, to materially impair the benefit of the Transaction to Seller.

     (d) Certificate. Seller shall have received a certificate, signed on behalf of Buyer by the Chief Executive Officer or Chief Financial Officer of Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

     (e) Bankruptcy Plan and Confirmation Order. The Confirmation Order and the final Plan shall not differ in a manner that would be materially adverse to Seller and its Affiliates from the confirmation order and the Plan, respectively, proposed by Seller to the Bankruptcy Court in accordance with Section 5.11.

ARTICLE VII

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

     Section 7.1 Survival. The representations and warranties of Buyer contained in this Agreement shall expire upon the Closing. The representations and warranties of Seller contained in this Agreement shall survive the Closing for the period set forth in this Section 7.1. Subject to Section 2.9(d), all representations and warranties made by Seller contained in this Agreement and all claims with respect thereto shall terminate upon the expiration of twelve months after the Closing Date (the “Buyer Indemnification Deadline”); it being understood that in the event notice of any claim for indemnification under this Article VII has been given (within the meaning of Section 9.1)

prior to the Buyer Indemnification Deadline, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved.

     Section 7.2 Indemnification by Seller.

     (a) Seller hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Buyer, its Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees (other than the Transferred Employees) and their heirs, successors and permitted assigns, each in their capacity as such (other than, in the case of clauses (i) and (ii), Buyer or any of its Affiliates solely in their capacity as direct or indirect holders of Joint Venture Securities prior to the Closing (but without limiting the definition of “Retained Claims”) the “Buyer Indemnified Parties” and, together with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring, reasonable attorneys’ fees, and reasonable out of pocket disbursements) (collectively, “Losses”) imposed on, sustained, incurred or suffered by, or asserted against, any of the Buyer Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from (i) subject to Section 7.2(b), any breach of any representation or warranty made by Seller contained in this Agreement for the period such representation or warranty survives, (ii) any breach of any covenant or agreement of Seller contained in this Agreement and (iii) any Excluded Asset or Excluded Liability (provided that the indemnification under this clause (iii) shall not permit Buyer or any of its Affiliates in their capacity as a direct or indirect holder of Joint Venture Securities prior to the Closing to make any claim against Seller to the extent an Excluded Liability was paid prior to Closing, except to the extent relating to a third party claim in respect thereto).

     (b) Seller shall not be liable to the Buyer Indemnified Parties for any Losses with respect to the matters contained in Section 7.2(a)(i):

     (i) until any such Losses in respect of the Group 1 Business exceed an aggregate amount equal to the Group 1 Threshold Amount, and then for all such Losses in excess of $17,000,000, up to an aggregate amount not to exceed the Group 1 Cap Amount; provided, however, that the limitations herein regarding the Group 1 Threshold Amount shall not apply to the Class 1 Representations and Warranties; and

     (ii) until any such Losses in respect of the Group 2 Business exceed an aggregate amount equal to the Group 2 Threshold Amount, and then for all such Losses in excess of $3,000,000, up to an aggregate amount not to exceed the Group 2 Cap Amount; provided, however, that the limitations herein regarding the Group 2 Threshold Amount shall not apply to the Class 1 Representations and Warranties.

     (c) Subject to Section 7.8, the Buyer Indemnified Parties shall be entitled to receive payment only from the Escrow Account with respect to any Liability of Seller for any Losses under Section 7.2(a) and, with respect to each Specified Business, only up to an aggregate amount not to exceed the Cap Amount applicable to such Specified Business. Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable for any Losses that (i) are reflected in the Closing Net Liabilities Amount used in calculating the Final Adjustment Amount to the extent and only to the extent so reflected or (ii) have been actually discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge) to the extent and only to the extent so discharged (or such functional equivalent).

     Section 7.3 Indemnification by Buyer. Buyer hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective directors, officers, stakeholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from (a) the Assumed Liabilities Related to each Specified Business, (b) any breach of a covenant or agreement of Buyer contained in this Agreement or (c) the Transferred Assets Related to each Specified Business, each Specified Business or the Transferred Employees to the extent attributable to the operation or ownership of the Transferred Assets Related to such Specified Business or such Specified Business, or the employment of the Transferred Employees following the Closing.

     Section 7.4 Third Party Claim Indemnification Procedures.

     (a) In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than thirty days following such Indemnified Party’s receipt of a Third Party Claim, notify the Indemnifying Party in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall not affect the rights of an Indemnified Party hereunder except to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have 15 days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the

“Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim; provided, however, that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party Claim seeks injunctive or equitable relief against the Indemnified Party, (iii) the Indemnifying Party has failed to defend or is failing to defend in good faith the Third Party Claim, (iv) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (v) in the case of a Buyer Indemnified Party, it is reasonably likely that the Losses arising from such Third Party Claim will exceed the amount such Buyer Indemnified Party will be entitled to recover as a result of the limitations set forth in Section 7.2(b); provided, further, that prior to assuming control of such defense, the Indemnifying Party must acknowledge that it would have an indemnity obligation for any Losses resulting from such Third Party Claim.

     (b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim and subject to Section 7.4(a), the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. Subject to Section 7.4(a), the Indemnified Party shall participate in any such defense at its expense. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim unless (i) the Indemnifying Party shall have agreed to indemnify and hold the Indemnified Party harmless from and against any and all Losses caused by or arising out of any such settlement or compromise, (ii) such settlement or compromise shall include as an unconditional term thereof the giving by the claimant of a release of the Indemnified Party, reasonably satisfactory to the Indemnified Party, from all Liability with respect to such Third Party Claim and (iii) such settlement or compromise would not result in (A) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (B) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, (C) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates, or (D) any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.

     (c) If the Indemnifying Party (i) is not entitled to defend a Third Party Claim, (ii) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (iii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim for which the Indemnifying Party shall have monetary liability hereunder without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

     Section 7.5 Consequential Damages; Materiality; Interest. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article VII for any consequential, punitive, special, incidental or indirect damages, including lost profits, except to the extent awarded by a court of competent jurisdiction in connection with a Third Party Claim, except to the extent the Loss arises out of an intentional or willful breach by the non-claiming party and the Loss was reasonably foreseeable. Any computation of Losses hereunder in respect of a breach of representation or warranty shall measure such Losses without giving effect to any qualifier for materiality or Material Adverse Effect set forth therein. Amounts payable in respect of any Losses under Section 7.2 or 7.3 shall bear interest at LIBOR calculated on a 365-day basis from the date notice of the Losses for which indemnification is sought was delivered until the date of payment of indemnification by the Indemnifying Party.

     Section 7.6 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article VII, promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back up documentation, by wire transfer of immediately available funds from the Escrow Account, subject to the proviso to the last sentence in Section 2.8(f) with respect to the matters set forth in Section 2.8(f) (including as applied to any Group 2 System in accordance with Section 2.9(c)) in an amount equal to the Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party (i) in the case of a payment by Seller, by wire transfer of immediately available funds from the Escrow Account, subject to the proviso to the last sentence in Section 2.8(f) with respect to the matters set forth in Section 2.8(f) (including as applied to any Group 2 System in accordance with Section 2.9(c)) and (ii) in the case of a payment by Buyer, by wire transfer of immediately available funds, in each case in an amount equal to the amount of any Loss (and any interest thereon) for which it is liable hereunder no later than three days following any final determination of such Loss and the Indemnifying Party’s liability therefor. A “final determination” shall exist when (A) the parties to the dispute have reached an agreement in writing, (B) a court of competent jurisdiction shall have entered a final and non appealable order or judgment, or (C) an arbitration or like panel shall have rendered a final non appealable determination with respect to disputes the parties have agreed to submit thereto.

     Section 7.7 Characterization of Indemnification Payments. All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to this Article VII shall be treated as adjustments to the Purchase Price for all income Tax purposes but shall not affect the Escrow Amount (other than to the extent of any payment hereunder); provided, however, that any payments pursuant to this Article VII that represent interest payable under Section 7.5 shall be treated as (a) deductible to the Indemnifying Party and (b) taxable to the Indemnified Party. The parties agree to treat, and to cause their respective Affiliates to treat, any such payments in the foregoing manner, for all income Tax purposes (unless otherwise required by a change in applicable income Tax Law or as a result of a good faith resolution of a contest).

     Section 7.8 Remedies. From and after the Closing, the rights and remedies of Seller and Buyer under this Article VII shall be exclusive and in lieu of any and all other rights and remedies which Seller and Buyer may have under this Agreement or otherwise against each other with respect to the Transaction for monetary relief with respect to (a) any breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement, other than those which are intentional or willful and other than those in the proviso to the last sentence in Section 2.8(f) (including as applied to any MCE System in accordance with Section 2.9(c)), and (b) the Assumed Liabilities or the Excluded Liabilities, and Buyer and Seller each expressly waives any and all other rights or causes of action it or its Affiliates may have against the other party or its Affiliates for monetary relief now or in the future under any Law with respect to the Transaction.

ARTICLE VIII

TERMINATION

     Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by mutual written agreement of Seller and Buyer.

     Section 8.2 Termination by Either Buyer or Seller. This Agreement may be terminated at any time prior to the Closing by Buyer or Seller, by giving written notice of termination to the other party, if (a) subject to Section 2.10(b), the Closing shall not have occurred on or before July 31, 2006 (the “Outside Date”) so long as the party proposing to terminate has not breached in any material respect any of its representations, warranties, covenants or other agreements under this Agreement in any manner that shall have proximately contributed to the failure of the Closing to so occur (such breaching party, a “Proximate Cause Party”); provided, however, that if any Government Antitrust Entity has not completed its review of the Transaction or the transactions contemplated by the Friendco Purchase Agreement by such time, or either party determines in good faith at such time that additional time is necessary in order to forestall any action to restrain, enjoin or prohibit the Transaction or the transactions contemplated by the Friendco Purchase Agreement by any Government Antitrust Entity, and, in either such case, all conditions set forth in Article VI (other than Section 6.1(d)) have been satisfied or waived in writing by the party entitled to the benefit thereof or are immediately capable of being satisfied, then in either such case, such date may be extended by either party to a date not beyond October 31, 2006 (the “Extended Outside Date”) or (b) any

Law (other than an order, judgment or ruling contemplated by Section 8.3(d)(ii) or Section 8.4(c)(ii)) permanently restraining, enjoining or otherwise prohibiting consummation of the Transaction shall become final and non-appealable.

     Section 8.3 Termination by Seller. This Agreement may be terminated at any time prior to the Closing by Seller, by written notice to Buyer:

     (a) prior to the commencement of the Confirmation Hearing, if (i) as of the date of such termination, Seller is not in breach of Section 5.8, (ii) the Board authorizes Seller, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Seller notifies Buyer in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (and all related agreements) to such notice (provided, that if such intention changes Seller shall promptly notify Buyer of that fact) and (iii) Buyer does not make, within five Business Days of receipt of Seller’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer which, thereafter, the Board determines, in good faith after consultation with its financial advisors, is at least as favorable to the stakeholders of Seller as is the Superior Proposal (taking into account, without limitation, financial terms of any termination fee that may be payable pursuant to Section 8.5(b) and the likelihood of consummation);

     (b) if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement such that an executive officer of Buyer would be unable to deliver the closing certificate to Seller regarding Buyer’s representations and warranties and Buyer’s performance of its obligations as required pursuant to Section 6.3(a) and Section 6.3(b), respectively, and such breach or condition is not curable or, if curable, is not cured within 60 days after written notice thereof is given by Seller to Buyer; provided, however, that if, with respect to any such breach or condition that cannot reasonably be expected to be cured within 60 days, Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.3(b)for so long as (i) such breach is reasonably likely to be cured prior to the date on which this Agreement would otherwise be terminated under Section 8.2 and (ii) Buyer continues such efforts to cure; provided, further, that the right to terminate this Agreement pursuant to this Section 8.3(b) shall not be available to Seller if as of such time it is a Proximate Cause Party;

     (c) prior to the commencement of the Confirmation Hearing, if (i) as of the date of such termination, Seller is not in breach of Section 5.8, (ii) the Board authorizes Seller to file a Superior Alternate Plan with the Bankruptcy Court and Seller notifies Buyer in writing that it intends to file such Superior Alternate Plan, attaching the most current version of such Superior Alternate Plan (and all related agreements and supporting documentation) to such notice (provided, that if such intention changes Seller shall promptly notify Buyer of that fact) and (iii) Buyer does not make, within ten Business Days of receipt of Seller’s written notification of its intention to file a Superior Alternate Plan, an offer which, thereafter, the Board determines, in good faith after consultation with its financial advisors, is at least as favorable to the stakeholders of

Seller as is the Superior Alternate Plan (taking into account, without limitation, financial terms of any termination fee that may be payable pursuant to Section 8.5(b) and the likelihood of consummation); or

     (d) if (i) at any time after the conclusion of voting on the Plan as established by the Bankruptcy Court, Seller’s stakeholders who are entitled to vote on the Plan vote in sufficient number and amount against the Plan such that the Plan is not otherwise capable of being confirmed by the Bankruptcy Court or (ii) subject to compliance by Seller with the first sentence of Section 5.11(g), at any time after the expiration of 150 days following the entry of an order, judgment or ruling by a court of competent jurisdiction in the Reorganization Case denying entry of (or vacating, or that is inconsistent with the entry of, a Confirmation Order satisfying the condition set forth in Section 6.2(g), the Bankruptcy Court shall not have thereafter entered a Confirmation Order satisfying the condition set forth in Section 6.2(g); provided, however, that Seller may only terminate this Agreement pursuant to this Section 8.3(d)(ii) if at such time it would not reasonably be expected that a Confirmation Order satisfying the condition set forth in Section 6.2(g) shall be entered prior to the Outside Date.

     Section 8.4 Termination by Buyer. This Agreement may be terminated at any time prior to the Closing by Buyer, by written notice to Seller:

     (a) if there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement (assuming entry of the Confirmation Order) such that an executive officer of Seller would be unable to deliver the closing certificate to Buyer regarding Seller’s representations and warranties and Seller’s performance of its obligations as required pursuant to Section 6.2(a) and Section 6.2(b), respectively, and such breach is not curable or, if curable, is not cured within 60 days after written notice thereof is given by Buyer to Seller; provided, however, that if, with respect to any such breach or condition that cannot reasonably be expected to be cured within 60 days, Seller is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.4(a) for so long as (i) such breach is reasonably likely to be cured prior to the date on which this Agreement would otherwise be terminated under Section 8.2 and (ii) Seller continues such efforts to cure;

     (b) if (i) Seller has not, by October 15, 2005, filed all motions reasonably necessary to obtain the Confirmation Order or (ii) if the Protections Order is vacated or modified in any material respect following the date hereof;

     (c) if (i) at any time after the conclusion of voting on the Plan as established by the Bankruptcy Court, Seller’s stakeholders who are entitled to vote on the Plan vote in sufficient number and amount against the Plan such that the Plan is not otherwise capable of being confirmed by the Bankruptcy Court or (ii) subject to compliance by Buyer with the first sentence of Section 5.11(g), at any time after the expiration of 150 days following the entry of an order, judgment or ruling by a court of competent jurisdiction in the Reorganization Case denying entry of (or vacating), or that is inconsistent with the entry of, a Confirmation Order satisfying the condition set forth in Section 6.2(g), the Bankruptcy Court shall not have thereafter entered a Confirmation

Order satisfying the condition set forth in Section 6.2(g); provided, however, that Buyer may only terminate this Agreement pursuant to this Section 8.3(c)(ii) if at such time it would not reasonably be expected that a Confirmation Order satisfying the condition set forth in Section 6.2(g) shall be entered prior to the Outside Date; or

     (d) following (i) the conversion of the Reorganization Case into one or more cases under chapter 7 of the Bankruptcy Code or (ii) the appointment of a chapter 11 trustee in the Reorganization Case; provided, however, that the right to terminate this Agreement pursuant to Section 8.4(a), (b) or (c) shall not be available to Buyer if as of such time it is a Proximate Cause Party.

     Section 8.5 Effect of Termination.

     (a) In the event of the termination of this Agreement in accordance with Article VIII, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any Liability to the other party hereto or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the parties hereto contained in this Section 8.5, the last sentence of Section 5.22 and in Sections 9.1, 9.4, 9.6, 9.7, 9.10, 9.11 and 9.13 (and any related definitional provisions set forth in Article I), and except that nothing in this Section 8.5 shall relieve any party from liability for any willful breach of this Agreement that arose prior to such termination.

     (b) In the event that (i) this Agreement is terminated by Seller pursuant to Section 8.2(a) prior to the entry of a Confirmation Order satisfying the condition set forth in Section 6.2(g) which has not been vacated by a court of competent jurisdiction and Buyer is not a Proximate Cause Party as of the date of such termination or (ii) this Agreement is terminated (A) by Seller pursuant to Sections 8.3(a), 8.3(c) or 8.3(d) or (B) by Buyer pursuant to Section 8.4(a) (but, with respect to the representations and warranties of Seller, only in the case of a willful breach by Seller), 8.4(b) or 8.4(c) except, in the case of this clause (ii)(B), in the event that Buyer is a Proximate Cause Party as of the date of such termination, then Seller shall pay Buyer, by wire transfer of immediately available funds, a termination fee of $87,500,000 payable upon the earlier of consummation of an Acquisition or the effective date of a chapter 11 plan of Seller and/or one or more of its Affiliates approved by the Bankruptcy Court, which plan involves a substantial portion of the Assets of Seller and its Affiliates.

     (c) The obligation of Seller to pay the amount payable under Section 8.5(b) (and the payment thereof) shall be absolute and unconditional; such payment shall be an administrative expense under section 507(a)(1) of the Bankruptcy Code and shall be payable as specified herein and not subject to any defense claim, counterclaim, offset, recoupment, or reduction of any kind whatsoever.

ARTICLE IX

MISCELLANEOUS

     Section 9.1 Notices. All notices, requests, demands, approvals, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given and made if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier or email, provided that the telecopy or email is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To Buyer:

Comcast Corporation
1500 Market Street
Philadelphia, PA 19102
Telephone:	(215) 665-1700
Telecopy:	(215) 981-7794
Email:	ablock@comcast.com
Attention:	General Counsel

With a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Telephone:	(212) 450-4000
Telecopy:	(212) 450-3800
Email:	dennis.hersch@dpw.com
william.taylor@dpw.com
Attention:	Dennis S. Hersch
William L. Taylor

To Seller:

Adelphia Communications Corporation
5619 DTC Parkway
Greenwood Village, CO 80111
Telephone:	(303) 268-6458
Telecopy:	(303) 268-6662
Email:	brad.sonnenberg@adelphia.com
Attention:	Brad Sonnenberg

With a copy to:

Sullivan & Cromwell LLP
125 Broad Street

New York, NY 10004
Telephone:	(212) 558-4000
Telecopy:	(212) 558-3588
Email:	korrya@sullcrom.com
Attention:	Alexandra D. Korry

     Section 9.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as otherwise specifically provided in Article VII.

     Section 9.3 No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or transfer or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto, except, in whole or in part, (a) as provided in Section 9.5, (b) with respect to Seller’s rights and obligations, following the Closing to any entity acting on behalf of Seller’s estate (provided, that no such assignment by Seller under this clause (b) will relieve Seller of its Liabilities hereunder), (c) to Friendco under the Exchange Agreement (provided, that in the event of any such assignment (i) and only so long as Friendco does not provide any Excluded Books and Records to Buyer or any of its Affiliates, the Books and Records shall be deemed to include the Excluded Books and Records, the final proviso to the definition of “Books and Records” shall be deemed deleted and upon request of Buyer the Excluded Books and Records will be delivered to Friendco and (ii) Friendco shall not be entitled to any Retained Claims or the proceeds thereof) and (d) by Buyer to one or more direct or indirect wholly owned Subsidiaries of Buyer (provided, that Buyer identifies such Subsidiary and the rights and obligations to be assigned on or before Closing; provided, further, that no such assignment by Buyer to a wholly owned Subsidiary under this clause (d) will relieve Buyer of its Liabilities hereunder). Any assignment or transfer permitted hereunder shall be evidenced in writing signed by the assignor and assignee, a copy of which shall be delivered to the other party hereto. In connection with any assignment, transfer or delegation by Buyer to Friendco as permitted above, Buyer shall be relieved of any Liability so assigned, transferred or delegated, to the extent Seller has the right to enforce in full against Friendco any such Liability. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller, the Indemnified Parties and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.

     Section 9.4 Entire Agreement. This Agreement (including all Schedules and Exhibits) and the Ancillary Agreements executed as of the date hereof contain the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for the Buyer Confidentiality Agreement and the Seller Confidentiality Agreement, which shall remain in full force and effect except as otherwise provided herein.

     Section 9.5 Debtor Obligations Joint and Several; Fulfillment of Obligations. Seller shall, and shall cause each of its Affiliates to, cause each and every Debtor, including each that is an Asset Transferring Subsidiary hereunder, to agree for the benefit of Buyer, except to the extent any Liability is limited to the Escrow Account as a result of the limitations set forth in Article VII, to be jointly and severally liable for any breach or violation of Seller’s representations, warranties or covenants hereunder and to execute and deliver such Contracts and take such further action as may be reasonably requested by Buyer to evidence the intent and effect of the foregoing (including, for the avoidance of doubt, the inclusion, except to the extent any Liability is limited to the Escrow Account as a result of the limitations set forth in Article VII, of an express undertaking of such joint and several liability in the Plan). Any obligation of any party to any other party under this Agreement, or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely and without any adverse legal implications to the obligee, by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

     Section 9.6 Public Disclosure. Notwithstanding anything to the contrary contained herein, no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement and the Transaction unless specifically approved in advance by both parties hereto, except that a party hereto may issue any press release or make any public announcement or communication relating to this Agreement and the Transaction that may be required by any applicable Law (including any listing requirement) without such approval if, to the extent practicable, such party has used commercially reasonable efforts to obtain the approval of the other party before issuing such press release or making such public announcement or communication.

     Section 9.7 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

     Section 9.8 Schedules. The disclosure of any matter in any Section relating to representations of the Seller Disclosure Schedule or the Buyer Disclosure Schedule shall not be deemed to constitute an admission by Seller or Buyer or to otherwise imply that any such matter is material for the purposes of this Agreement, unless the inclusion of such matter in such Schedule is required to make the representation true. A matter set forth in one Schedule of the Seller Disclosure Schedule or Buyer Disclosure Schedule pertaining to Article III or IV, as applicable, need not be set forth in any other Schedule of such disclosure schedule pertaining to Article III or IV, as applicable, or on a Schedule corresponding to any other Section of Article III or

IV, as applicable, so long as its relevance to such other Schedule or Section is readily apparent on the face of the information so disclosed. A matter set forth in one Schedule of the Seller Disclosure Schedule or Buyer Disclosure Schedule pertaining to Article V (which shall in no event address matters occurring prior to the date hereof) need not be set forth on a Schedule corresponding to any Section of Article III or IV, as applicable, so long as (a) its relevance to such other Schedule or Section is readily apparent on the face of the information so disclosed and (b) such matter does not qualify the representations and warranties set forth in Articles III or IV, as applicable, to the extent such representations and warranties are made as of the date hereof or as of another specific date prior to the date hereof. No later than ten Business Days prior to the Closing, Seller may deliver to Buyer an update to Schedule 3.8(a) and Schedule 3.8(b) of the Seller Disclosure Schedule but only in respect of matters that will be discharged (or the functional equivalent thereof in terms of its effect on Buyer, each Specified Business, the Transferred Assets and the Assumed Liabilities) pursuant to the Discharge (or, as applicable, the MCE Discharge or an Additional Discharge) but arise from actions, omissions or circumstances continuing as of the Closing. No matter added to Schedule 3.8(a) or Schedule 3.8(b) of the Seller Disclosure Schedule pursuant to the preceding sentence will be treated as set forth on any other Schedule as a result of the second sentence of this Section 9.8. When an area is set forth on one Schedule A Part as a primary Cost Center and another Schedule A Part as a non-primary Cost Center, the following shall apply in determining the Systems and System Group to which it relates: (i) for the Schedule A Part with respect to which such area is the primary Cost Center, such Schedule will be deemed to exclude the Subscribers, and Assets primarily related to those Subscribers, included in the applicable non-primary Cost Center(s) and (ii) for any given Schedule A Part with respect to which such area is a non-primary Cost Center, such Schedule A Part will be deemed to include only the Subscribers, and Assets primarily related to those Subscribers, included in the applicable non-primary Cost Center.

     Section 9.9 Bulk Sales. Seller and Buyer agree to waive compliance with Article 6 of the Uniform Commercial Code as adopted in each of the jurisdictions in which any of the Transferred Assets are located to the extent that such Article is applicable to the transactions contemplated hereby.

     Section 9.10 Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury. THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in (a) the Bankruptcy Court so long as the Reorganization Case remains open and (b) after the completion of the Reorganization Case or in the event that the Bankruptcy Court determines that it does not have jurisdiction, the United States District Court for the Southern District of New York or any New York State court sitting in New York City (together with the Bankruptcy Court, the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.1. Seller irrevocably designates The Corporation Trust Company as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts and Seller stipulates that such consent and appointment is irrevocable and coupled with an interest. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

     Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

     Section 9.12 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

     Section 9.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     Section 9.14 Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 5.8 or Article VIII and to enforce specifically the terms and provisions of such Sections and, following entry of the Confirmation Order, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such rights being in addition to any other remedy to which the parties are entitled at Law or in equity. The parties waive any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award or injunctive, mandatory or other equitable relief.

     IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

ADELPHIA COMMUNICATIONS
CORPORATION

By:	/s/ William Schleyer

Name: William Schleyer
Title: Chief Executive Officer and Chairman

COMCAST CORPORATION

By:	/s/ Arthur R. Block

Name: Arthur R. Block
Title: Senior Vice President